

WILMINGTON TRUST

2006 ANNUAL REPORT


07050699

RECD S.E.C.
APR 1 2 2007
1086

PROCESSED
APR 1 7 2007
THOMSON FINANCIAL

2006 AT A GLANCE

Wilmington Trust is a relationship management company that helps clients in 92 countries increase and preserve their wealth.

We offer diversified financial services through our Regional Banking, Corporate Client Services, and Wealth Advisory Services businesses.

We are the leading full-service bank in Delaware.

We are a highly regarded corporate trustee.

We are one of the largest personal trust providers in the United States.

Since 1903 we have been in the business of building long-term relationships with clients, investing in long-term growth for our company, and creating long-term value for our shareholders.

The favorable market interest rate environment and the investments we have been making in people, new markets, and new products were the main factors in our 2006 results. Each of our businesses produced record-high revenue and we surpassed balance sheet benchmarks in total assets, loans, and stockholders' equity.

For the year ended December 31	2006	2005	Increase/ (decrease)
OPERATING RESULTS (in millions)			
Net interest income	$ 363.1	$ 328.9	10.4%
Provision for loan losses	(21.3)	(11.8)	80.5
Noninterest income	346.1	313.3	10.5
Noninterest expense	471.6	370.1	27.4
Net income	143.8	167.0	(13.9)
Net income excluding impairment write-down[1]	$ 185.5	$ 167.0	11.1
PER-SHARE DATA			
Net income per share (diluted)	$ 2.06	$ 2.43	(15.2)%
Net income per share (diluted) excluding impairment write-down[1]	2.66	2.43	9.5
Dividends paid per share	1.245	1.185	5.1
Weighted average shares outstanding (in thousands, diluted)	69,707	68,570	
AVERAGE BALANCES (in millions)			
Investment securities portfolio	$ 1,893.1	$1,876.6	0.9%
Loans	7,699.8	7,047.1	9.3
Reserve for loan losses	(91.8)	(90.9)	1.0
Earning assets	9,645.7	8,957.4	7.7
Total assets	10,495.1	9,803.0	7.1
Core deposits	4,919.1	4,866.6	1.1
Stockholders' equity	1,059.1	949.3	11.6
ASSETS UNDER MANAGEMENT (in billions)			
Wilmington Trust Company	$ 29.0	$ 26.0	11.5%
Cramer Rosenthal McGlynn	10.6	8.9	19.1
Roxbury Capital Management	3.1	3.3	(6.1)
Combined assets under management	42.7	38.2	11.8
STATISTICS AND RATIOS			
Return on average assets	1.37%	1.70%	
Return on average stockholders' equity	13.58%	17.59%	
Net interest margin (taxable equivalent)	3.79%	3.71%	
Staff members (full-time equivalent)	2,562	2,469	3.8%

[1] *In 2006 we recorded a non-cash impairment write-down on our investment in affiliate money manager Roxbury Capital Management. We show amounts excluding this write-down when we believe they give investors a more relevant basis on which to evaluate our performance. For a detailed comparison of 2006 results with and without the impairment write-down, please see page 52 of this report.*

TO OUR SHAREHOLDERS

Ten years ago, in my first letter to you as chairman and chief executive officer of our company, I outlined our vision for the future and strategy for growth. In the decade since then we have implemented our plans by investing consistently in people, products, and markets that distinguish us competitively and help our clients succeed. These investments are yielding positive returns and they contributed considerably to our 2006 results.

Each of our businesses produced record-high revenue in 2006. Total assets, loan balances, core deposit balances, and stockholders' equity also reached record highs. On average, total assets surpassed $10 billion for the first time, stockholders' equity exceeded $1 billion for the first time, and loan balances rose 9% to $7.70 billion.

Compared to 2005, pre-tax income was 9% higher for the Regional Banking business, 12% higher for the Wealth Advisory Services business, and 29% higher for the Corporate Client Services business. The favorable market interest rate environment helped increase the net interest margin, which rose 8 basis points to 3.79%.

Credit quality remained stable and more than 97% of our loans outstanding had pass ratings in the internal risk rating analysis at the end of the year. Net charge-offs for 2006 were $18.5 million, or 24 basis points, which was at the low end of what we have seen historically.

Cramer Rosenthal McGlynn (CRM), our value-style affiliate money manager, had an exceptional year. CRM's assets under management at the end of 2006 were more than $10.6 billion, a new record.

Our other affiliate money manager, Roxbury Capital Management (RCM), terminated its micro-cap fund and exited its fixed income fund in 2006. These actions decreased the value of our investment in RCM and caused us to record a non-cash impairment write-down expense. Although no cash exchanged hands, this write-down affected our 2006 results negatively.

Net income for 2006 was $143.8 million and earnings were $2.06 per share. Had we not incurred the impairment write-down, 2006 net income would have been $185.5 million and earnings would have been $2.66 per share. Compared to 2005, these amounts would have been increases of 11% in net income and 9% in earnings per share. We discuss our 2006 results with and without the impairment write-down throughout this report because we believe excluding the write-down offers investors more relevant indicators of how our company is performing overall.

MAXIMIZING CURRENT CAPACITY WHILE INVESTING IN THE FUTURE

Our strategy is designed to produce consistent results. Each of our businesses creates value individually, but having the combination of the three is what helps us achieve that goal. Collectively, they reduce earnings volatility because they generate a diversified stream of revenue that mitigates our exposure to the vagaries of financial market performance, the interest rate environment, and other economic conditions.



Ted T. Cecala
Chairman and Chief Executive Officer
Wilmington Trust

In 2006 each of our three businesses:
- Developed business with new clients
- Attracted more business from existing clients
- Produced record-high revenue
- Improved profitability and efficiency
- Invested for future growth

The investments we have been making in people, products, and markets are yielding positive returns and they contributed considerably to our 2006 results.

DIVERSIFIED MIX OF REVENUE
(In millions)



$900
0
516.7
519.7
565.5
630.4
687.9
262.2
264.2
286.7
317.1
341.8
254.5
255.5
278.8
313.3
346.1
'02
'03
'04
'05
'06
Noninterest income (after amortization)
Net interest income (after the provision)

In the Regional Banking business:
- We remained the market leader in Delaware
- We continued to expand commercial lending in Maryland, New Jersey, and Pennsylvania
- Credit quality remained stable

Corporate Client Services revenue rose 12% because we:
- Marketed our institutional investment services more actively
- Developed more business in Europe
- Acquired a corporate services provider in the Cayman Islands

TOTAL LOANS AND CORE DEPOSITS
(In billions, on average)



$10
0
5.69
3.98
6.06
4.36
6.47
4.55
7.05
4.87
7.70
4.92
'02
'03
'04
'05
'06
Total loans
Core deposits

ADVISORY REVENUE
(In millions)



$400
0
207.5
210.7
239.7
265.9
298.1
16.3
64.3
126.9
3.0
67.3
140.4
12.5
71.6
155.6
17.5
76.3
172.1
20.5
85.6
192.0
'02
'03
'04
'05
'06
Affiliate money managers
Corporate Client Services
Wealth Advisory Services

We are able to deliver profitability and growth over the long-term because we continually invest in our company's future. Since 1996 we have completed five acquisitions, opened 12 new offices in nine new states, expanded in four other states, established a presence in Europe, and made technology and infrastructure improvements.

As we continue to pursue growth opportunities, the challenge is to strike a balance between leveraging our current capacity and investing for the long-term. In 2006 we achieved a good balance between the two. Profitability and efficiency improved for each of our businesses, and each invested in new offices, new capabilities, and other expansion initiatives.

Within our four-state Regional Banking footprint, we continued to expand our highly successful business model of teaming commercial lenders and wealth advisors to serve family-owned and privately held businesses. We opened new offices in the Lehigh Valley area of eastern Pennsylvania and in Princeton, New Jersey, and we added staff in our Baltimore office. In these markets, the number of businesses we target is five times as high as in Delaware. We see tremendous potential for growth in these areas.

We continued to lead the Delaware market, with loan and deposit balances that are higher than those of any other full-service banking institution in the state. To better serve Delaware's growing population, we opened two new branches in fast-growing parts of New Castle and Sussex Counties.

A major undertaking for Regional Banking was the launch in November of an Internet-only delivery channel, WTDirect. WTDirect's initial offering is a high-yield savings account that targets the mass affluent market. Clients must maintain average balances of at least $10,000 to qualify for the high rate. WTDirect has the potential to expand our sources of funding substantially, and we have committed significant staff, technology, and marketing resources to develop it. If you are interested in learning more, please visit www.wtdirect.com.

In the Corporate Client Services business, we took steps to meet the increasing demand for services that support collateralized debt obligations (CDOs). The CDO market is one of the fastest-growing sectors of the structured finance industry, especially in the United States and Europe. In 2006 we invested in staff and technology that added highly sophisticated analytical, risk management, and compliance monitoring capabilities to the CDO trustee services we have provided for many years. These investments position us as one of the few providers to offer a full range of CDO administrative services.

We expanded Corporate Client Services in Europe and the Caribbean. We opened an office in Frankfurt, Germany, in order to meet demand spurred by the German True Sale Initiative. We increased our market share of Cayman Islands-domiciled business by acquiring the PwC Corporate Services business there from accounting firm PricewaterhouseCoopers.

In the Wealth Advisory Services business, we have been expanding family office services since 2004, when we acquired Grant Tani Barash & Altman (GTBA), a Beverly Hills-based firm that provides business management services for entertainment and sports industry clients. In 2006 we significantly expanded these services by adding staff and three new areas of specialization: legal and tax structures for family offices, the needs of clients with inherited wealth, and executive compensation strategies. In addition to Beverly Hills and Delaware, we now have family office professionals in Princeton, in New York, and in a new office we opened in Stamford, Connecticut. Given the scope of our services, I believe our family office capabilities are unmatched in the marketplace.

While these initiatives accelerated expense growth in 2006, I believe the magnitude of these efforts will accelerate the opportunities for revenue growth in 2007 and beyond.

Wealth Advisory Services revenue increased 12% because:
- We significantly expanded family office services
- Demand was strong for trust and investment advisory services
- Sales in Pennsylvania were particularly strong

TRANSITIONS

Three long-time directors retired from our Board in 2006: Richard R. Collins, Hugh E. Miller, and Thomas P. Sweeney. Dick, Hugh, and Tom helped lead our company through some of the most significant changes in our history and we are immensely grateful for their many contributions.

Dick Collins, the retired chief executive officer of the American Life Insurance Company, joined our Board in 1989 and served on the Audit Committee for most of his tenure. His international experience helped us greatly when we began our own international expansion.

Hugh Miller, the retired vice chairman of ICI Americas, was a director 24 years and he served on every Board committee during his tenure. He chaired the Nominating and Corporate Governance Committee from 2001 until his retirement, years in which corporate scandals raised investor awareness of corporate governance matters and the Sarbanes-Oxley Act was passed. Hugh's advice and counsel helped us comply with regulatory changes at the Securities and Exchange Commission and the New York Stock Exchange.

Tom Sweeney, who had been a director since 1983, is one of the preeminent tax, trust, and estate attorneys in Delaware. Well-versed in the nuances of our home state's legal and tax advantages, his guidance was invaluable over the years, and he helped our Wealth Advisory and Corporate Client Services businesses achieve national prominence.

We elected two new directors in 2006: Thomas L. du Pont and Donald E. Foley. Tom and Don add perspectives that complement the diverse expertise our directors possess. We welcome them to our Board and we look forward to their leadership in the years to come.

Tom du Pont is chairman and publisher of duPont Publishing, Inc., which is based in St. Petersburg, Florida. Tom's company publishes six luxury lifestyle magazines, under the duPont REGISTRY™ label, which specialize in topics of considerable interest to affluent individuals and families. As one of two du Pont family members on our Board, Tom's presence will perpetuate a legacy that dates to 1903, when three du Pont cousins founded our company.

Between 2005 and 2006:
- Total revenue rose 9%
- Headcount increased 4%
- Net income per staff member increased 7%[1]

INCOME VS. STAFF GROWTH
(Dollar amounts in millions)


$800
0
4,500
0
538.7
541.3
581.1
642.2
709.2
2,361
2,307
2,428
2,469
2,562
'02
'03
'04
'05
'06
Net interest and noninterest income
(before the provision for loan losses)
Staff members (full-time equivalent)

Net income per staff member in 2005: $67,600

Net income per staff member in 2006: $72,400[1]

[1] *Excluding impairment write-down. Including the impairment write-down, net income per staff member in 2006 was $56,100, a decrease of 17%*

In 2006 we raised our cash dividend for the 25th consecutive year.

According to Mergent, Inc.'s Dividend Achievers, only 113 of the 10,000 companies that trade on North American exchanges have raised their dividends for 25 or more consecutive years.

EARNINGS AND DIVIDENDS PER SHARE
(In dollars)



$3
0
1.95
1.97
2.02
2.43
2.66[1]
1.005
1.065
1.125
1.185
1.245
'02
'03
'04
'05
'06
Earnings per share (diluted)
Dividends paid

[1] *Excluding impairment write-down. Including impairment write-down, 2006 earnings per share were $2.06.*

Don Foley is senior vice president, treasurer, and director of taxes for ITT Corporation. His international business acumen, and his experience with acquisitions and tax issues, will be especially valuable as we continue to expand in the United States and Europe.

Finally, we bade farewell to Walter D. Mertz, who resigned in 2006 as the sole remaining and longest-serving associate director of Wilmington Trust Company. Walter joined Wilmington Trust in 1940 and, except for U.S. Navy service during World War II, he spent his entire career in what is now our Wealth Advisory Services business. He was elected to our Board in 1970 and named associate director in 1977, when he retired from his staff position. We are enormously grateful to have benefited from his historic perspective and dedication to our company.

ACKNOWLEDGEMENTS

I am proud of our 2006 results and I would like to acknowledge the people who contributed to them: our clients, our Board of Directors, and our staff.

Most of the capabilities we have added over the past 10 years have been in response to client requests. As a relationship management company, we appreciate the loyalty of our clients and we look forward to working with them for generations to come.

For our Board of Directors, this time of expansion has coincided with the introduction of more rigorous and time-consuming corporate governance rules. We are fortunate to have directors who perform their duties with diligence, scrutiny, and integrity. They hold us to the highest standards of conduct and we benefit greatly from their advice and counsel.

Our most noteworthy achievements continue to be the things our staff members do every day to help our clients. It took a tremendous amount of effort to complete all of our 2006 expansion projects and simultaneously remain focused on serving clients. It is inspiring to work with such a talented group of people, whom I believe are the best in the business.

Finally, I would like to thank our investors for their continued confidence in our ability to generate consistent shareholder value. One measure of that consistency is our cash dividend, which we have increased every year since 1982. In 2006 we raised the dividend from $1.20 per share to $1.26 per share (annualized).

Going forward, we will continue to invest in businesses with the most potential for long-term growth and in capabilities that increase profitability without compromising our overall risk profile. We believe this is the best way to produce consistent results and reduce earnings volatility over time. Our 103-year track record of success suggests that we are on the right course.

Ted T. Cecala
Chairman and Chief Executive Officer

TABLE OF CONTENTS

obligation (CDO) administration and other new products, and opened an office in Frankfurt, Germany.
- In Wealth Advisory Services, we launched the Wilmington Family Office practice on the East Coast, and we hired private client advisors to team with commercial bankers in the new Pennsylvania and New Jersey offices.
- Our major technology investments were for WTDirect, CDO services, improving the banking platform, and automating some of the transaction monitoring we must perform in order to comply with the USA PATRIOT Act, the Bank Secrecy Act, the Sarbanes-Oxley Act, and other regulatory requirements.

Staff compensation costs (salaries and wages, incentives and bonuses, and benefits) continued to comprise our single largest expenditure and accounted for 51% of total noninterest expense for 2006. Excluding the impairment write-down, staff compensation costs accounted for 61% of our total noninterest expense for 2006, the same as for 2005 and 1% higher than for 2004.

Staff compensation costs include stock-based compensation expense, which we record in incentives and bonuses expense. For more information about our stock-based compensation expense, please see Note 18, "Stock-based compensation plans," which begins on page 93 of this report.

TOTAL ASSETS AND EARNING ASSETS
(In billions, on average)


$12
0
7.66
7.01
8.53
7.83
9.12
8.36
9.80
8.96
10.50
9.65
'02
'03
'04
'05
'06
Total assets
Earning assets

In 2005 noninterest expense was higher than for 2004 mainly because the 2005 amount reflected the full 12-month effect of expansion investments we made in late 2004. These investments included the acquisition of Grant Tani Barash & Altman and the opening of new offices in Maryland and Dublin, Ireland. Also contributing to the 2005 increase in noninterest expense were originating and processing expenses, which were higher because the costs associated with loan originations, filings, and check processing increased.

Two expense items recorded for 2005 were atypical:
- The amount of subadvisor expense included a nonrecurring credit of approximately $1 million that we recorded as a result of account reconciliations made when we consolidated subadvisor expense under Wilmington Trust Investment Management. Subadvisor expense represents the payments we make to third-party investment advisors. Absent this credit, subadvisor expense for 2005 would have been $1 million higher.
- The amount of other noninterest expense reported for 2005 included approximately $1 million of product development expense. Absent this amount, other noninterest expense for 2005 would have been approximately $1 million lower.

Our income tax expense was lower for 2006 than for 2005 mainly for two reasons. First, the impairment write-down generated a tax benefit of approximately $30.6 million for the subsidiary that holds our investment in RCM. Second, more stock options were exercised in 2006 than in 2005, which increased the tax-deductible portion of our stock-based compensation expense. For more information on our income taxes, please see Note 19, "Income taxes," on page 97 of this report.



NONINTEREST EXPENSES
(In millions)
$600
0
315.0
316.3
349.8
370.1
471.6
399.3
'02
'03
'04
'05
'06
Including impairment write-down

Income taxes and tax rate

	2006	2006 (excluding impairment write-down)	2005	2004
Pre-tax income (in millions)	$216.3	$288.6	$260.3	$215.7
Income tax expense (in millions)	$ 72.7	$103.3	$ 93.0	$ 77.9
Effective tax rate	33.61%	35.79%	35.73%	36.11%

Although our 2006 expansion initiatives caused expenses to increase, they also contributed to revenue growth, which caused the efficiency ratios for each of our businesses to improve from their 2005 levels. As a company, we were less efficient overall because the impairment write-down inflated expenses. Excluding the impairment write-down, our overall efficiency ratio improved. In 2006 we spent just under 56 cents for each dollar of revenue we recorded. In 2005 each dollar of revenue cost us 57.3 cents.

Efficiency ratios

	2006	2005	2004
Regional Banking	40.57%	42.56%	44.88%
Wealth Advisory Services	77.63%	77.97%	82.22%
Corporate Client Services	73.67%	76.48%	74.40%
Wilmington Trust consolidated	66.10%	57.28%	59.72%
Wilmington Trust consolidated absent non-cash charge	55.96%	–	–

As a measure of financial performance, efficiency is the inverse of profitability. Decreases in efficiency ratios are desirable because low efficiency ratios indicate high profitability.

The sections that follow discuss our business activities in more detail.

REGIONAL BANKING

Delaware Valley region


Lehigh Valley
Princeton
Philadelphia
Wilmington
Bel Air
Baltimore
Dover
Washington, D.C.
Georgetown
Salisbury
Ocean City

In 2006 we grew loan and deposit balances, generated record-high net interest income, improved efficiency, maintained stable credit quality, and continued to expand throughout the Delaware Valley region.

Within the Regional Banking geographic footprint, we develop long-term relationships with our commercial banking clients by integrating commercial bank and wealth management services. In the early stages of these relationships, clients typically need credit and cash management services. As relationships deepen, clients benefit from our retirement and succession planning services, investment management services, and other Wealth Advisory capabilities.

OVERVIEW OF REGIONAL BANKING

We offer Regional Banking services in the Delaware Valley region, which we define as the state of Delaware; areas of Maryland, New Jersey, and Pennsylvania that are geographically contiguous to Delaware, including those along the I-95 corridor from Princeton, New Jersey, to the Baltimore – Washington, D.C. area, and Maryland's Eastern Shore. We seek clients in this region with whom we can build long-term relationships.

We offer commercial banking services throughout this region. We focus our commercial banking services on middle market clients, which we define as family owned or closely held businesses with up to $250 million in annual sales.

We target our retail banking services, including consumer lending, residential mortgage lending, and core deposit gathering, to clients in Delaware, where we maintain a traditional branch office network.

At the end of 2006, there were 780 full-time-equivalent Regional Banking staff members.

All key measures of Regional Banking performance increased in 2006. We attribute our performance to our focus on relationships, our expansion within the Regional Banking geographic footprint, and the health of the broadly diversified regional economy, which benefited from population growth. For more information about the regional economy, please read the economic risk discussion that begins on page 47 of this report.

Compared to 2005, loan and core deposit balances rose, net interest income (after the provision for loan losses) increased, and the net interest margin improved. The main contributors to the 2006 increase in total loans, on average, were commercial construction/real estate (CRE) loans and consumer loans. These two loan categories were also the main contributors to loan growth in 2005, and we discuss them in more detail in sections that follow.

Regional Banking performance indicators

For the year ended December 31 (in millions, on average)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Commercial loans	$5,195.0	$4,673.5	$4,274.8	11.2%	9.3%
Retail loans	2,504.8	2,373.6	2,195.6	5.5%	8.1%
Total loans	$7,699.8	$7,047.1	$6,470.4	9.3%	8.9%
Core deposits	$4,919.1	$4,866.6	$4,553.7	1.1%	6.9%

Regional Banking's 2006 performance resulted from a number of initiatives.

We increased the geographic scope of our commercial banking presence. In conjunction with Wealth Advisory Services, we opened new offices in the

Lehigh Valley area of Eastern Pennsylvania (our fifth office in that state), and in Princeton, New Jersey (our second office in that state), and we expanded our office in Baltimore. We added commercial banking and wealth management staff in each of these offices to advance business development with middle market business clients. Loans generated in these markets increased as a result.

We maintained our leadership of the commercial and consumer banking markets in Delaware. We have more branches than any other bank in Delaware and, according to the Federal Deposit Insurance Corporation's *2006 Market Share Report*, we have higher loan and core deposit balances than any other full-service financial institution in Delaware. We opened two new branches in 2006 in fast-growing parts of the state: one in the Astro Shopping Center outside of Newark and one in Millville, Sussex County, and we built a new office in Rehoboth Beach to replace an existing branch there.

Credit quality remained stable, and the internal risk rating analysis gave "pass" ratings to more than 97% of loans outstanding. Our loan growth came from business we developed, not balances we purchased from other institutions, and we applied our loan underwriting standards consistently.

On a percentage basis, the composition of the loan portfolio remained well diversified among commercial and consumer loans. While CRE loans accounted for most of our loan growth in 2005 and 2006, CRE balances increased only slightly as a percentage of the overall loan portfolio, representing 21% of total loans outstanding at the end of 2006 and 17% at the end of 2005.

In November we introduced WTDirect, an Internet-only delivery channel, with a high-interest savings account that targets the mass-affluent market. Clients must maintain an average balance of at least $10,000 to obtain the high rate. We expect WTDirect to grow as a source of core deposits in 2007 and beyond.

We invested in technology to improve client service and increase efficiency. We added remote deposit capture capabilities that let commercial banking clients deposit checks by scanning them instead of having to travel to branches to make deposits. We implemented check imaging, which eliminates the need for us to return canceled checks to clients. We added Spanish language capabilities to our ATMs and telephone banking system. We began the first phase of an upgrade to the banking platform that will streamline processes, improve our ability to manage fraud and compliance, and increase efficiency.

LOAN GROWTH
(Average balances, in millions)



$8,000
0
5,691.3
6,060.0
6,470.4
7,047.1
7,699.8
5,195.0
4,673.5
4,274.8
3,865.8
3,452.0
2,239.3
2,194.2
2,195.6
2,373.6
2,504.8
'02
'03
'04
'05
'06
Commercial loans
Retail loans

Loan balances have risen every quarter since the second quarter of 2001.

REGIONAL BANKING PROFITABILITY

Net income from the Regional Banking business was 9% higher for 2006 than for 2005, mainly because loan growth and a higher net interest margin boosted net interest income. By maintaining an asset-sensitive balance sheet, focusing on floating rate loans, and managing deposit pricing, we produced a net interest margin (on a consolidated basis) of 3.79%, which was 8 basis points higher than for 2005. For more information about this, please see the interest rate risk discussion that begins on page 43 of this report.

Regional Banking
contributed approximately:
53% of total revenue,
34% of expenses,
73% of net income[1] and
$1.94 of earnings per share for 2006.

[1] *Excluding impairment write-down. Including impairment write-down, Regional Banking contributed 94% of net income.*

Delaware market share

(Dollars in billions)	Wilmington Trust Company	Next highest balance[1]
Commercial loans	$4.7	$1.2
Consumer loans	$2.3	$1.8
Total loans	$7.0	$2.2
Core deposits	$4.7	$2.4

Source Federal Deposit Insurance Corporation 2006 Market Share Report

[1] *Consumer and commercial loan balances are not from the same bank, which is why these two categories of loans do not sum to total loans*

MIDDLE MARKET GROWTH OPPORTUNITIES

Number of middle market businesses	
Delaware	715
Philadelphia metropolitan area	5,367
Baltimore metropolitan area	3,731
Central & southern New Jersey	3,276
Total	13,089

Source Dun & Bradstreet 2006

The 2006 provision for loan losses was higher than for 2005 because loan balances were higher and because charge-offs, although still well within our historical range, were higher. For more information about net charge-offs and credit quality, please see the credit risk discussion that begins on page 37 of this report.

While most Regional Banking income is net interest income, the business generates noninterest income from account service charges, ATM fees, loan fees, and other transactional services for which fees are not tied to interest rates. Income from these services is growing slowly because more clients are incurring fewer service charges and ATM fees.

Expansion investments in each of the last two years accounted for a large portion of the increases in expenses, but our ability to leverage those investments improved Regional Banking's efficiency ratio.

Regional Banking profitability

For the year ended December 31 (dollar amounts in millions)	2006	2005	2004
Net interest income	$ 334.9	$ 303.1	$ 266.9
Provision for loan losses	(20.5)	(11.2)	(15.5)
Noninterest income	52.0	51.1	49.5
Noninterest expense	(158.5)	(152.2)	(143.8)
Income before taxes and minority interest	207.9	190.8	157.1
Taxes and minority interest	(73.0)	(67.3)	(54.8)
Net income	$ 134.9	$ 123.5	$ 102.3
Efficiency ratio	40.57%	42.56%	44.88%

The table above shows amounts assigned to the Regional Banking business segment. We assign portions of net interest income and the provision for loan losses to the Wealth Advisory Services and Corporate Client Services business segments. For more information about the profitability of the Regional Banking business, please see Note 21, "Segment reporting," which begins on page 98 of this report.

COMMERCIAL LOANS

Commercial loan balances exceeded $5 billion for the first time. This happened on a period-end basis in the first quarter of 2006 and on an average-balance basis in the second quarter. Increases in commercial loan balances, on average, accounted for 79% of the growth in total loan balances for 2006 and for 69% of the growth in total loan balances for 2005. Approximately 60% of commercial loans outstanding at the ends of 2006, 2005, and 2004 were in amounts that ranged from $1 million to $10 million, which reflects our focus on middle market clients.

We report three categories of commercial loans, as shown in the table below. These categories are consistent with regulatory definitions, and they reflect the type of loan extended, the use of the loan, and/or the borrower's industry.

Commercial loan balances

For the year ended December 31 (in millions, on average)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Commercial, financial, and agricultural loans	$2,437.4	$2,462.1	$2,374.4	(1.0)%	3.7%
Commercial real estate/ construction loans	1,516.8	982.3	731.8	54.4%	34.2%
Commercial mortgage loans	1,240.8	1,229.1	1,168.6	1.0%	5.2%
Total commercial loans	$5,195.0	$4,673.5	$4,274.8	11.2%	9.3%

Most of the 2006 and 2005 growth in commercial loan balances came from commercial construction/real estate (CRE) lending. The category of loans recorded as commercial, financial, and agricultural loans continued to represent the largest percentage of commercial loans outstanding: 47% for 2006, on average, and 53% for 2005. Balances for this category of loans declined in 2006 largely because the strength of the regional economy has made many middle market businesses less dependent on using credit to finance their operations.

Population growth, not investor speculation, is driving CRE loan demand. According to the U.S. Census Bureau, Delaware is the 15th fastest-growing state in the United States. Most of our CRE loans are for single-family, year-round residences, not vacation homes, and approximately 58% of the 2006 growth in CRE loan balances was for single-family tract developments in Delaware. The rest was for a variety of industrial, retail, office, and other types of commercial and residential projects.

Our CRE clients are primarily Delaware Valley-based developers who own their own companies. Their projects are located in the Delaware Valley region. These business owners, with whom we have long-standing relationships, have diverse sources of cash flow, high degrees of personal liquidity, and extensive experience across a variety of market cycles.

We believe we are managing CRE risk effectively because we:
- Evaluate the cash flow and financial position of each CRE borrower by client, as well as by project.
- Apply our loan underwriting standards consistently.
- Obtain personal guarantees from most CRE borrowers.
- Limit CRE loans to relatively short terms, which gives us the ability to adjust our loan mix, if necessary, to mitigate the effects of a downturn in any single market segment.
- Disperse CRE lending throughout Delaware, Pennsylvania, New Jersey, and Maryland.

Most of the 2006 growth in commercial real estate and construction loans was for single-family tract developments in Delaware, where population growth continued to spur demand for residential housing.

Delaware's population is growing because its proximity to major metropolitan areas and favorable tax climate continue to attract permanent residents.

Delaware has no sales tax and its property taxes are considerably lower than those of surrounding states.

According to a ranking *USA Today* published on July 28, 2006, Delaware had the eighth lowest property taxes per capita in 2004 (the most recent data available).

AARP and *Kiplinger's* consistently rank Delaware among the most desirable locales in the United States for retirement living.

CRE net charge-offs have been minimal over the past five years. For more information about credit quality, please see the credit risk discussion that begins on page 37 of this report.

CRE net charge-offs

(In millions)	2006	2005	2004	2003	2002
CRE net charge-offs	$0.3	$0.1	$(0.8)	$0.0	$(1.4)

A negative net charge-off amount means that loan recoveries exceeded loan losses.

The pace of growth in CRE balances slowed somewhat during the second half of the year. Activity in the housing market returned to more normal levels, with homes taking several weeks to sell, instead of several days. In September 2006, several housing industry groups, including the National Association of Realtors and Moody's Economy.com, predicted that any housing downturn in Delaware would be short-lived and less severe than in other parts of the United States.

Commercial real estate/construction and mortgage loans

As of December 31	2006	2005
Loan status:		
Construction	50%	43%
Owner-occupied	21	23
Permanent	17	19
Interim	6	7
Other	6	8
Loan project type:		
Residential tract	39%	37%
Owner-occupied	21	23
Retail	9	10
Office	7	4
Other	24	26
Geographic location:		
Delaware	61%	63%
Pennsylvania	22	21
Maryland	10	10
New Jersey	5	5
Other	2	1

Commercial loans by loan size

As of December 31	2006	2005	2004
Less than $250 thousand	3%	4%	5%
$250 thousand to $1 million	12	13	13
$1 million to $5 million	36	37	38
$5 million to $10 million	22	26	24
$10 million to $20 million	20	14	12
More than $20 million	7	6	8

Commercial real estate underwriting standards

Maximum term:	Two years on unimproved land Three years on development loans
Target loan size:	$1 million to $10 million
Maximum loan-to-value requirements:	65% on unimproved land 75% on land development 80% on residential construction and income-producing properties
Construction limits on residential projects:	Pre-sold inventory plus a maximum of six unsold single family homes or 10 unsold town homes

RETAIL LOANS

We report three categories of retail loans. Of these three categories, we believe consumer loan balances offer the best measure of our retail banking market position and client relationships for two reasons. First, although we are among the leading originators of residential mortgages in Delaware, we sell most newly originated fixed rate residential mortgages into the secondary market, instead of recording these loans on our balance sheet. This has been our practice since 1986 and it is part of our interest rate risk management strategy, which we discuss in more detail starting on page 43 of this report. Second, loans secured with liquid collateral are associated mainly with Wealth Advisory Services (WAS) clients throughout the United States, not Regional Banking clients. While we extend credit to WAS clients, it is not the primary basis for establishing and building WAS client relationships. Changes in the balances of loans secured with liquid collateral reflect the needs of WAS clients at a specific point in time, and do not necessarily reflect the gain or loss of business.

Most of our consumer and residential mortgage loans are associated with clients in Delaware, which is where we focus our branch banking activities. We discuss these loans in more detail in the sections that follow.

Retail loan balances

For the year ended December 31 (in millions, on average)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Consumer loans	$1,458.2	$1,329.3	$1,134.1	9.7%	17.2%
Residential mortgage loans	495.2	438.6	453.8	12.9%	(3.3)%
Loans secured with liquid collateral	551.4	605.7	607.7	(9.0)%	(0.3)%
Total retail loans	$2,504.8	$2,373.6	$2,195.6	5.5%	8.1%

CONSUMER LOANS

Consumer loan balances were higher for 2006 and 2005 mainly due to higher loan volumes in two categories: indirect loans and loans recorded as other consumer loans. We continued to make most of our consumer loans in Delaware, but the percentage of consumer loans from Pennsylvania, Maryland, and New Jersey increased due to our expansion in those markets.

Consumer loan balances

For the year ended December 31 (in millions, on average)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Indirect loans	$ 657.3	$ 605.1	$ 532.4	8.6%	13.7%
Home equity lines of credit	321.9	323.3	268.7	(0.4)%	20.3%
Credit card loans	60.9	59.0	57.4	3.2%	2.8%
Other consumer loans	418.1	341.9	275.6	22.3%	24.1%
Total consumer loans	$1,458.2	$1,329.3	$1,134.1	9.7%	17.2%

REGIONAL BANKING COMPETITIVE ADVANTAGES

Locally based. Our clients like to work with bankers who are neighbors. We are more flexible and responsive to clients than banks headquartered outside the Delaware Valley region.

Relationship focus. Long-term clients facing opportunities or challenges know we can support them more consistently than transaction-oriented banks. Many of our banking relationships span multiple generations.

Targeted markets. We offer commercial banking services in four states, targeting family owned and closely held businesses. We offer retail banking services in Delaware.

Team-based business model. We team commercial bankers and wealth advisors to help clients with credit needs in the short-term and financial planning services over the long-term.

Market leadership. We have more loans and core deposits than any other full-service bank in Delaware.[1] We have 47 branches in Delaware, more than any other bank in the state. We have 235 ATMs; 185 are in Delaware.

Brand recognition. Our reputation helps us attract new clients and deepen relationships with existing clients.

[1] *Source: Federal Deposit Insurance Corporation*

Loans recorded as other consumer loans accounted for most of the increase in total consumer loans for 2006, on average. This category of consumer loans comprises a variety of personal and installment loans to individuals, including home equity loans. Most of these loans are fixed rate loans. Home equity loan balances rose in 2006, mainly because the market interest rate environment generated higher demand for this fixed rate product, which caused the balances of home equity lines of credit, most of which have floating rates, to decrease.

Indirect loan balances rose in 2006 mainly because we focused on making more of these loans in Pennsylvania, Maryland, and New Jersey. Indirect loans are loans that involve three parties: merchants who extend credit to customers; borrowers who seek financing; and financial institutions that provide financing. We make almost all of our indirect loans through automobile dealerships, which is an extension of the commercial banking relationships we have with many of the leading automobile dealerships in the region. In 2006 approximately 63% of the indirect automobile loans we originated were for late-model used cars. This is an attractive market because loans for late-model used cars typically have shorter terms and higher yields than loans for new cars.

Geographic sources of consumer loans

For the year ended December 31	2006	2005	2004
Percentage booked in Delaware	78%	81%	84%
Percentage booked in Pennsylvania	7	6	7
Percentage booked in Maryland	15	13	9

When auto manufacturers offer preferential financing on new cars, we typically experience lower demand for new car loans. In 2006 auto manufacturers offered low-rate financing programs throughout the year, which is why the growth rate in indirect loan balances was lower for 2006 than for 2005.

RESIDENTIAL MORTGAGE LOANS

Residential mortgage balances increased in 2006, as did the dollar volume of residential mortgages we originated, but there was a decrease in the actual number of residential mortgages we originated. Changes in our residential mortgage balances may not correspond with changes in origination (new loan) volumes because, as noted earlier, we sell most of the fixed rate residential mortgages we originate into the secondary market instead of recording them on our balance sheet.

Residential mortgage activity

For the year ended December 31 (dollars in millions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Number of residential mortgages originated	972	1,077	834	(9.7)%	29.1%
Residential mortgage origination volumes	$225.3	$221.0	$136.6	1.9%	61.8%
Residential mortgage balances, on average	$495.2	$438.6	$453.8	12.9%	(3.3)%

Compared to 2005, residential mortgage balances were higher for 2006, but the number of originations was lower. There were several reasons for this. First, the average loan size for a residential mortgage was 13% larger in 2006 than in 2005. This means it took fewer originations to generate higher balances. Second, the market interest rate environment caused a slowdown in the pace of refinancings and paydowns, actions that typically reduce loan balances. Third, our residential mortgage balances include loans for low-income housing that we purchase and retain as part of our compliance with the Community Reinvestment Act (CRA). CRA loans we purchase add to our residential mortgage balances but they are not included in our origination volumes.

At the end of 2006, there were no interest-only mortgages, payment option adjustable rate mortgages, negatively amortizing adjustable rate mortgages, or other types of nontraditional mortgages in our residential mortgage portfolio.

CORE DEPOSITS

We record two major types of deposits: core deposits, which come from our clients, and national deposits, which consist of national money market deposits and national certificates of deposit (CDs) ≥ $100,000. These national deposits do not come from clients; we purchase them on a wholesale or brokered basis primarily from money center banks. We use national deposits in our funding and interest rate risk management strategies, which we discuss in more detail beginning on pages 32 and 43 of this report.

Of the two types of deposits we record, we believe core deposit balances offer the better measure of trends in our Regional Banking business. We record five categories of core deposits, two of which are for CDs. We categorize CDs by size to comply with regulatory requirements. We call core deposits that are CDs ≥ $100,000 "local CDs" to distinguish them from the national CDs that we do not count as core deposits. Although some institutions do not recognize local CDs as core deposits, we do, because these deposits are from clients, not brokers or wholesalers. Most local CDs are deposits from clients in the Delaware Valley region, including commercial banking clients and municipalities, which frequently use these CDs to generate returns on their excess cash.

Core deposit balances

For the year ended December 31 (in millions, on average)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Noninterest-bearing demand deposits	$ 759.1	$ 992.0	$ 927.5	(23.5)%	7.0%
Savings deposits	311.4	344.9	369.1	(9.7)%	(6.6)%
Interest-bearing demand deposits	2,347.5	2,303.8	2,311.1	1.9%	(0.3)%
CDs < $100,000	979.4	824.4	768.3	18.8%	7.3%
Local CDs ≥ $100,000	521.7	401.5	177.7	29.9%	125.9%
Total core deposits	$4,919.1	$4,866.6	$4,553.7	1.1%	6.9%

Geographic sources of loans and deposits

For the year ended December 31	2006	2005	2004
Loan balances, on average:			
Percent from Delaware market	73%	75%	77%
Percent from Pennsylvania market	22	21	20
Percent from other markets	5	4	3
Core deposit balances, on average:			
Percent from Delaware market	94	94	95
Percent from Pennsylvania market	5	5	4
Percent from other markets	1	1	1

Local CDs ≥ $100,000 by type of client As of December 31	2006	2005
DE consumer clients	74%	65%
DE commercial banking clients	11	12
PA commercial banking clients	8	9
Wealth Advisory Services clients	7	14

CD balances rose substantially in 2006. We attribute this to client demand for instruments with attractive, guaranteed rates of return and to the success of rate promotions we offered at various times during the year.

The CD balance increases were offset by declines in noninterest-bearing demand and savings deposit balances. We believe these decreases reflected renewed client demand for instruments with higher yields, as market interest rates rose from their 2004 lows and as equity markets rebounded in the second half of 2006.

Account sweeps we instituted in December 2005 contributed to the 2006 decrease in noninterest-bearing demand deposits. In these sweeps, we transfer funds from commercial noninterest-bearing demand accounts into overnight money market deposits. By sweeping these commercial accounts daily, we lower the deposit reserve requirements mandated by the Federal Reserve and ultimately reduce our borrowing costs and uninvested cash balances. These sweeps accounted for approximately $160 million of the 2006 decrease in noninterest-bearing demand balances.

CORPORATE CLIENT SERVICES

OVERVIEW

The Corporate Client Services (CCS) business serves institutional clients who seek the advantageous legal, tax, and creditor protections available in jurisdictions in the United States, the Caribbean, and Europe. We provide a variety of trustee, agency, asset management, and administrative services for clients who use capital markets financing structures, who seek to establish and maintain legal residency for special purpose entities, and who use independent trustees to hold retirement plan assets. We group these services into four categories: capital markets services, entity management services, retirement services, and investment and cash management services.

Capital markets services include owner trustee, indenture trustee, and other specialized services for capital markets transactions, including asset-backed securitizations and other types of structures, as well as for equipment financing that involves aircraft, power generating facilities, ships, and other types of capital equipment. We also serve as indenture, successor, collateral, or liquidating trustee in corporate debt issuances, reorganizations, debt restructurings, mergers, and bankruptcies. In addition, we provide indenture trustee, administrative, and analytical services for collateralized debt obligations.

Entity management services are services that help special purpose entities and captive insurance companies comply with legal residency requirements in preferred jurisdictions. We provide independent directors, office space, and administrative services for these entities.

CORPORATE CLIENT SERVICES COMPETITIVE ADVANTAGES

Conflict-free. We are an independent service provider with no lending or securities underwriting conflicts of interest.

Credibility. We have extensive experience and international brand recognition and this is a core business for us, not an add-on accommodation.

Market presence. We have deep knowledge of jurisdictional advantages in the United States, Europe, and the Caribbean.

Superior service. We offer clients the convenience of using a single provider for services in multiple jurisdictions.

Retirement services include trustee, administrative, and custodial services for 401(k) and other types of retirement plans for which plan sponsors use different investment management, recordkeeping, and trustee service providers.

Investment and cash management services help clients increase the returns on short-term investments and other fixed income portfolios.

Most CCS revenue is based not on asset values but on the scope and complexity of services we provide, which can range from office management to representing investors on creditors' committees in corporate restructurings and bankruptcies. The administrative services CCS provides include preparing and filing statutory and tax documents, bookkeeping, collecting and issuing payments, serving as registered agent or auction agent, arranging meetings, and other functions. Most CCS contracts span multiple years.

We are not owners or unsecured creditors of the assets or entities for which we serve as trustee or administrator. None of these assets is included on our balance sheet. Only the assets for which we serve as custodian and the funds for which we provide investment management are included in our assets under management or administration.

We have CCS clients in 86 countries. We have CCS offices in Delaware, Nevada, New York, South Carolina, Vermont, Cayman Islands, Channel Islands, England, Ireland, and Germany. At the end of 2006, the CCS business had 286 full-time-equivalent staff members.

Corporate Client Services revenue

For the year ended December 31 (dollars in millions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Capital markets	$37.0	$34.3	$31.7	7.9%	8.2%
Entity management	26.8	23.6	22.6	13.6%	4.4%
Retirement services	11.5	10.7	9.2	7.5%	16.3%
Investment and cash management	10.3	7.7	8.1	33.8%	(4.9)%
Total CCS revenue	$85.6	$76.3	$71.6	12.2%	6.6%

CORPORATE CLIENT SERVICES TOTAL REVENUE
(In millions)


$100
0
64.3
67.3
71.6
76.3
85.6
'02
'03
'04
'05
'06

CCS RESULTS

In 2006 CCS generated record-high revenue, and increased its profitability and efficiency, due largely to business activity in Europe, demand for our investment and cash management services, and an acquisition in the Cayman Islands.

We marketed our fixed income investment and cash management capabilities more actively. This helped us attract new clients and more business from existing clients who use these services to manage residual cash or funds held in escrow accounts, debt service reserve accounts, and other accounts associated with trusts and special purpose entities. Some of our retirement services clients also use these services to manage retirement plan assets. Most of the revenue from these services is based on money market mutual fund balances. The remainder is based on the valuations of investment-grade, fixed income securities.

We developed more business in Europe, which drove the growth in entity management revenue. Ireland is now one of Europe's most favorable jurisdictions, and there was considerable demand for services that support special purpose entities in that country. In addition, the market for asset-backed securitizations (ABS) continued to expand. The ABS market is growing more rapidly in Europe than in the United States, which creates considerable opportunity for growth.

In the United States, most of the ABS transactions we support are in trusts, and we record the fees for those services as capital markets revenue. We record fees from ABS transactions in Europe primarily as entity management revenue, because many European ABS structures use special purpose entities. Most of the ABS transactions we supported in 2006 were backed by residential mortgages, commercial mortgages, and credit card receivables.

ENTITY MANAGEMENT REVENUE
(In millions)



$35
0
17.3
20.9
22.6
23.6
26.8
'02
'03
'04
'05
'06

We expanded our physical presence in Europe. We opened an office in Frankfurt, Germany, home to the German central bank and the largest financial center in continental Europe. This office positions us to capture more of the demand spurred by the German True Sale Initiative, which allows ABS issuers to domicile transactions in Germany if they use service providers that maintain offices in Germany.

In addition, we hired a market leader for our European business, which has been expanding since 2002, when we acquired the London-based firm now known as Wilmington Trust SP Services (London) Limited. That acquisition gave us a small presence in Ireland, which we expanded in 2004 by opening an office in Dublin.

We grew our entity management business in the Cayman Islands. We acquired the PwC Corporate Services business in the Cayman Islands from accounting firm PricewaterhouseCoopers, which enhanced our product scope and expertise, added several hundred new accounts, and increased our share of the market for services in this advantageous jurisdiction.

CAPITAL MARKETS REVENUE
(In millions)



$45
0
33.0
32.0
31.7
34.3
37.0
'02
'03
'04
'05
'06

The capital markets component continued to account for the majority of CCS revenue. Business was strong in 2006 for collateral trustee, successor trustee, commercial mortgage-backed defeasance, and tender option bond services, but revenue from ABS services was lower in the U.S. market. The dollar volume of ABS transactions rose in 2006, but there were fewer issues and competitive pressures eroded pricing. This affected capital markets revenue, because we price capital markets services on transaction complexity, not asset valuation.

We added new products and capabilities. Chief among these was a significant expansion of services that support collateralized debt obligations (CDOs), which comprise one of the fastest-growing structured finance markets in the world. CDOs are sophisticated financial instruments that banks, insurance companies, and securities issuers and investors use to hedge against risk, increase investment return, and fulfill other capital management needs. Until 2006 our CDO capabilities consisted mainly of trust, custody, bookkeeping, and other related functions. In 2006 we formed a subsidiary with a New York-based team of seasoned financial specialists, who added analytical services, compliance monitoring, and risk management to our scope of expertise. We believe our CDO capabilities will add to capital markets revenue in the future.

We focused on niche markets for retirement services. We specialize in serving as trustee and custodian for unbundled defined contribution retirement plans, like 401(k) plans, for which plan sponsors use separate providers for asset management, recordkeeping, and trust services. We market our trust services in conjunction with many of the industry's leading recordkeepers and third-party administrators. Approximately 50% of retirement services revenue is based on the valuations of retirement plan assets. The remainder is priced on a fee-for-service basis. This business generates revenue consistently because, as plan participants add to their plans, the asset valuations increase and generate higher fees. Market appreciation was a factor in the increases in retirement services revenue in 2006 and 2005.

RETIREMENT SERVICES REVENUE
(In millions)



$15
0
6.9
7.7
9.2
10.7
11.5
'02
'03
'04
'05
'06

CORPORATE CLIENT SERVICES PROFITABILITY

Net income from CCS was 31% higher for 2006 than for 2005 and the efficiency ratio improved, due to the cumulative effect of the steps we have taken in recent years to extend our core capabilities into more jurisdictions, tap new opportunities for growth, and expand our product scope.

While most CCS income is noninterest income, CCS also generates net interest income from clients who use our banking services. We do not attribute any provision for loan losses to CCS because we do not make loans to CCS clients.

Corporate Client Services profitability

For the year ended December 31 (dollars in millions)	2006	2005	2004
Net interest income	$ 15.0	$ 11.4	$ 10.0
Provision for loan losses	–	–	–
Noninterest income	95.3	84.5	80.7
Noninterest expense	(81.4)	(73.5)	(67.7)
Income before taxes and minority interest	28.9	22.4	23.0
Taxes and minority interest	(10.1)	(8.1)	(8.9)
Net income	$ 18.8	$ 14.3	$ 14.1
Efficiency ratio	73.67%	76.48%	74.40%

For more information about the profitability of the CCS business, please see Note 21, "Segment reporting," which begins on page 98 of this report.

Corporate Client Services contributed approximately:
16% of total revenue,
17% of expenses,
10% of net income[1], and
$0.27 of earnings per share for 2006.

[1] *Excluding impairment write-down. Including impairment write-down, CCS contributed 13% of net income.*

WEALTH ADVISORY SERVICES

OVERVIEW

The Wealth Advisory Services (WAS) business provides asset management, family office, and fiduciary services for high-net-worth individuals and families. We specialize in planning for the growth, protection, and transfer of wealth across multiple generations and we target clients with liquid assets of $10 million or more.

For WAS clients, managing investment risk is as important as increasing investment return. We help clients meet both objectives by emphasizing diversification and by using forward-looking asset allocation, tactical rebalancing, and a blend of active and passive funds. We provide objectivity by using a mix of investment managers. For fixed income and core equity investment management, we have in-house experts. For other asset classes and styles, we use independent investment managers. We can structure investments in everything from limited partnerships to mutual funds, which means that all clients, regardless of account size, have access to our best thinking.

For family office clients, we help identify, review, consolidate, and execute financial and life-style management needs. We specialize in four areas: legal structures for family offices, considerations for clients with inherited wealth, compensation strategies for corporate executives, and the needs of entertainment and sports figures. We offer a variety of services, including family governance planning, real estate acquisition and disposition, cash flow management and budgeting, tax planning and compliance, risk assessment, insurance oversight, family security, bill payment, and payroll management, among others. Family office clients may or may not also use our asset management services.

Our fiduciary services include trust, administrative, tax, philanthropic, and estate settlement services. We also provide private banking and custom lending services.

We have WAS clients in 36 countries. We have WAS offices in California, Connecticut, Delaware, Florida, Georgia, Maryland, New Jersey, New York, and Pennsylvania. At the end of 2006, there were 501 full-time-equivalent WAS staff members.

WE REPORT WAS REVENUE IN THREE COMPONENTS:

Trust and investment advisory revenue, which comes from asset management, asset allocation, and trust management services. Fees for these services are tied to the market values of client assets we manage, direct, or hold in custody, and they fluctuate with financial market movements. At the end of 2006, approximately 50% of these fees were based on equity market valuations.

WEALTH ADVISORY SERVICES COMPETITIVE ADVANTAGES

100+ years of experience. We were founded by members of the du Pont family in 1903.

Holistic approach. We provide comprehensive services that help clients grow, preserve, and transfer wealth.

Objective investment advice. We use a combination of in-house and third-party investment managers.

In-depth knowledge of Delaware's legal and tax advantages. Non-Delaware residents who establish trusts in Delaware benefit from legal and tax advantages that are not available for trusts governed by the laws of other states.

Brand recognition. Trust and estate attorneys and tax advisors throughout the United States recognize us as a premier provider of trust and other fiduciary services. Most of our business development comes from these advisors and referrals from existing clients.

Long-term relationships. We focus on building relationships, not selling products. Some of our family relationships span five generations.

Planning and other services revenue, which comes from family office, financial planning, estate settlement, tax, and other services. Fees for these services are based on the level and complexity of the service we provide, not on asset valuations. These fees can vary widely in amount, and portions of them may be nonrecurring. It is not unusual for this category of revenue to fluctuate up or down from one reporting period to another, because these fees reflect client demand at any given point in time.

Mutual fund revenue, which is based on money market mutual fund and cash valuations and not based on equity valuations. We include revenue from equity market mutual funds in the trust and investment advisory services component of WAS revenue.

We think that revenue is a better indicator of WAS business trends than assets under management because asset management is only one of the services this business provides. Also, since most of the assets we manage for clients are held in trusts, the levels of managed assets are affected not just by business flows and financial market movements but also by trust distributions. For more information about our assets under management, please see the discussion that begins on page 26 of this report.

Wealth Advisory Services revenue

For the year ended December 31 (in millions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Trust and investment advisory services	$136.1	$123.9	$111.0	9.8%	11.6%
Planning and other services	20.2	17.8	19.2	13.5%	(7.3)%
Mutual fund fees	35.7	30.4	25.4	17.4%	19.7%
Total WAS revenue	$192.0	$172.1	$155.6	11.6%	10.6%

WEALTH ADVISORY SERVICES TOTAL REVENUE
(In millions)


$250
0
126.9
140.4
155.6
172.1
192.0
'02
'03
'04
'05
'06

WAS RESULTS

WAS revenue, profitability, and efficiency rose in 2006 mainly because the services we have added, the new markets we have entered, and the staff we have hired in recent years produced higher volumes of business.

We expanded family office services on the East Coast. At the end of 2005, we had 45 family office staff members, most of whom were in Beverly Hills. By the end of 2006, we had 79 family office staff members located, in addition to Beverly Hills, in Wilmington, Princeton, New York, and in a new office we opened in Stamford, Connecticut. The staff we hired in 2006 added expertise in family office legal structures, strategies for inherited wealth, and compensation strategies for corporate executives. These new capabilities complement the services we provide for entertainment and sports figures through Grant Tani Barash & Altman, the Beverly Hills-based business management firm we acquired in 2004.

PLANNING AND OTHER SERVICES REVENUE
(In millions)



$25
0
16.0
21.0
19.2
17.8
20.2
'02
'03
'04
'05
'06

TRUST AND INVESTMENT ADVISORY REVENUE
(In millions)



$175
0
90.1
97.8
111.0
123.9
136.1
'02
'03
'04
'05
'06

MUTUAL FUND REVENUE
(In millions)



$45
0
20.8
21.6
25.4
30.4
35.7
'02
'03
'04
'05
'06

The family office expansion accounted for much of the increase in planning revenue. We think that our 2006 investments in family office services give us a scope of capabilities that is unmatched in the industry. Industry studies cite family office services as those most in demand by high-net-worth clients and we see considerable opportunities for growth in this area.

We opened new offices in Pennsylvania and New Jersey and added staff in other markets. In conjunction with Regional Banking, we opened new offices in the Lehigh Valley area of Eastern Pennsylvania, and in Princeton, New Jersey, and staffed them with teams of commercial bankers and private client advisors. We also added staff in New York and Atlanta.

Trust and investment advisory services continued to account for the majority of WAS revenue. Growth in trust and investment advisory revenue for 2006 outpaced the Standard & Poor's 500 index for the year, illustrating strong new business development. We believe the S&P 500 is a good proxy for the equity investments in client portfolios.

We enhanced our investment platform. We added a multi-manager real assets fund and two fundamentally weighted mutual funds to the Wilmington Funds family of mutual funds, which now comprises 24 mutual funds that offer a range of investment options.

We increased external distribution of our investment management capabilities. We joined several no-transaction-fee broker/dealer investment platforms, including Pershing LLC's FundVest® mutual fund platform, Fidelity Investments Fidelity FundsNetwork® and Institutional FundsNetwork,SM TD Ameritrade's Ameritrade Connection (AMCON), and Schwab OneSource.®

WAS sales rose 6% to $20.0 million. Sales were particularly strong in the Pennsylvania market, due in part to our new office in the Lehigh Valley.

We captured second place in the mixed-equity funds category of the 2006 Lipper/*Barron's* Fund Families Survey of relative mutual fund performance.[1] We were ranked 22nd overall out of the 67 fund families in the survey.

Our staff earned national recognition. Two of our private client advisors, Ralph Wileczek and Thomas Hakala, were named to *Worth* magazine's list of Top 100 Wealth Advisors for the third consecutive year. The head of our New York office, Tony Guernsey, received the 2006 Lifetime Achievement Award from *Private Asset Management*, one of Institutional Investor, Inc.'s publications.

[1] *Source: "Best of the Best" by Lawrence C. Strauss, Barron's, February 5, 2007.*

WEALTH ADVISORY SERVICES PROFITABILITY

WAS net income was 11% higher for 2006 than for 2005. The net income growth and efficiency improvements since 2004 show how we are leveraging the new markets, capabilities, and staff additions in which we have invested in recent years. WAS profitability improved in 2006 even though the costs of launching the WFO were greater than we had anticipated. Instead of adding a few new staff members over the next few years, as we had planned, we had the opportunity to hire teams of experts who became available in Wilmington and New York, and we added 25 staff members and opened the Connecticut office. While the magnitude of these investments accelerated expenses in 2006, we expect the depth of capabilities we now have to accelerate the opportunities for revenue growth in the future.

The majority of WAS income is noninterest income, but the business also generates net interest income from private banking and custom lending services. We also attribute a portion of the provision for loan losses to WAS. For more information about the profitability of the WAS business, please see Note 21, "Segment reporting," which begins on page 98 of this report.

Wealth Advisory Services profitability

For the year ended December 31 (dollars in millions)	2006	2005	2004
Net interest income	$ 25.7	$ 24.1	$ 23.3
Provision for loan losses	(0.8)	(0.6)	(0.1)
Noninterest income	179.2	160.8	144.6
Noninterest expense	(159.3)	(144.4)	(138.3)
Income before taxes and minority interest	44.8	39.9	29.5
Taxes and minority interest	(15.4)	(13.5)	(11.8)
Net income	$ 29.4	$ 26.4	$ 17.7
Efficiency ratio	77.63%	77.97%	82.22%

Percentage contribution to total WAS sales by market

	2006	2005	2004
California	4%	5%	7%
Delaware	55%	48%	52%
Florida	8%	8%	5%
Georgia	3%	6%	7%
Maryland	2%	2%	1%
New York	11%	14%	15%
Pennsylvania	17%	17%	13%
Total WAS sales (in millions)	$20.0	$18.9	$21.5

Sales recorded for Delaware include business from clients in other states who choose to establish accounts in Delaware to benefit from Delaware's trust, tax, and legal advantages, many of which are not available for trusts governed by the laws of other states. We attribute these sales to Delaware because we serve these clients from our Delaware headquarters.

Wealth Advisory Services contributed approximately:
29% of total revenue,
34% of expenses,
16% of net income[1] and
$0.42 of earnings per share for 2006.

[1] *Excluding impairment write-down. Including impairment write-down WAS contributed 20% of net income.*

ASSETS UNDER MANAGEMENT AND ADMINISTRATION

Assets under management are assets for which we make investment decisions on behalf of our clients. Most of the assets we manage come from Wealth Advisory Services (WAS) clients. Assets under administration are assets we hold in custody or for which we serve as fiduciary. Most of our assets under administration come from Corporate Client Services (CCS) clients.

Changes in the levels of our assets under management or administration do not necessarily indicate that we have gained or lost business. Since most of the assets we manage or administer are held in trusts, the levels of these assets are affected not just by business development and fluctuations in the financial markets, but also the distribution of funds from trusts for tax payments, philanthropic obligations, discretionary spending, trust terminations, and other purposes. Asset levels also are affected by the duration of trust agreements, which can range from a matter of months to 99 years or more.

We believe that changes in revenue are better indicators of WAS and CCS business trends than changes in assets under management or administration, because:

- Asset management is only one of the wealth management services we provide and the investment strategies we design for clients take wealth planning, wealth preservation, wealth transition, and tax considerations into account in addition to asset appreciation.
- Only the portion of WAS revenue that we record as trust and investment advisory revenue is based on asset valuations. Trust and investment advisory revenue accounted for 71% of total WAS revenue for 2006 and 2005.
- Delaware law permits direction trusts, in which clients may establish trusts with a fiduciary institution and have the assets in the trust managed by a different institution. The fees we receive for direction trust services are based on trust asset valuations but direction trust assets are not included in our assets under management or administration. We include direction trust fees in WAS trust and investment advisory revenue.
- Except for revenue from investment and cash management services, the majority of CCS revenue is generated on a fee-for-service basis, regardless of the size of any associated asset.
- Monetary assets we manage or administer for CCS clients can fluctuate by hundreds of millions of dollars from one reporting period to the next, depending on the clients' cash management needs.

For more information about the portion of our revenue that is based on financial market valuations, please read the section on financial market risk that begins on page 46 of this report.

Client assets[1]

As of December 31 (in billions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Assets under management[2]	$ 29.0	$ 26.0	$26.5	12%	(2)%
Assets under administration	76.3	74.9	72.5	2%	3%
Total	$105.3	$100.9	$99.0	4%	2%

[1] *Excluding Cramer Rosenthal McGlynn and Roxbury Capital Management*

[2] *Includes estimates of asset values that are not readily ascertainable, such as those held in limited partnerships*

Investment mix of assets under management[1]

As of December 31	2006	2005	2004
Equities	48%	56%	59%
Fixed income	28	23	23
Cash and equivalents	13	12	12
Other assets	11	9	6

[1] *Excluding Cramer Rosenthal McGlynn and Roxbury Capital Management*

AFFILIATE MONEY MANAGERS

We have ownership positions in two money managers: Cramer Rosenthal McGlynn (CRM), a value-style manager based in New York, and Roxbury Capital Management (RCM), a growth-style manager based in Santa Monica, California. We do not consolidate CRM's or RCM's results in our financial statements because these firms retain management controls, including veto powers, over a variety of matters. The revenue we record from CRM and RCM is net of expenses and based on our ownership position in each.

We affiliated with CRM and RCM in 1998 to gain expertise in value- and growth-style equity investing, and to help us establish offices in New York and southern California. In recent years, our approach to investment management has evolved into an open-architecture approach that uses a variety of independent asset managers. Although we no longer rely as heavily on CRM and RCM for investment management, our investments in them are important sources of revenue. For more information about our investments in CRM and RCM and their contributions to our results, please see Note 4, "Affiliates and acquisitions," Note 10, "Goodwill and other intangible assets," and Note 21, "Segment reporting," which begin on pages 75, 81, and 98, respectively, of this report.

REVENUE FROM AFFILIATE MONEY MANAGERS
(In millions)


$25
0
16.3
3.0
12.5
17.5
20.5
'02
'03
'04
'05
'06

CRM ASSETS UNDER MANAGEMENT
(In billions)



$15
0
3.51
4.70
6.93
8.90
10.62
'02
'03
'04
'05
'06

CRM's assets under management reached a new record high for the fourth consecutive year. Asset inflows into CRM's small- and mid-cap products, plus market appreciation, drove the increases. Since most of CRM's revenue is based on asset valuations, the growth in managed assets caused revenue to rise. CRM's revenue also included incentive payments based on the performance of hedge funds the firm manages.

Cramer Rosenthal McGlynn

For the year ended December 31 (in millions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Assets under management at CRM	$10,623.8	$8,899.0	$6,927.2	19.4%	28.5%
Revenue contribution from CRM	$ 19.3	$ 16.1	$ 10.9	19.9%	47.7%

In 2005, revenue from CRM included a gain of approximately $1.4 million on the sale of an equity investment. Absent this gain, CRM's revenue contribution for 2005 would have been lower and the percentage change from 2005 would have been higher.

Our ownership interest in CRM increased in the second quarter of 2006, as permitted by the put (relinquishment of interests) provisions in our agreement with CRM. This increase had a nominal effect on the revenue we receive from the firm.

Cramer Rosenthal McGlynn ownership

At December 31 (%)	2006	2005	2004	2003	2002	2001	2000	1999	1998
Ownership position in CRM	81.73	77.24	77.24	69.14	63.47	56.53	56.53	34.00	24.00

RCM ASSETS UNDER MANAGEMENT
(In billions)



$5
0
3.71
3.21
3.14
3.29
3.14
'02
'03
'04
'05
'06

RCM took steps in 2006 to reposition itself in the marketplace. The firm terminated its micro-cap fund, exited its fixed income fund, and concentrated on its core competency of growth-style investing. RCM was profitable in 2006 even though the loss of fees from the discontinued funds, plus the expenses incurred in their terminations, reduced the firm's net income. RCM's small- and mid-cap funds continued to perform well and attract new assets throughout 2006. Our ownership position in RCM has not changed since the fourth quarter of 2003.

Roxbury Capital Management

For the year ended December 31 (in millions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Assets under management at RCM	$3,138.1	$3,287.3	$3,138.6	(4.5)%	4.7%
Revenue contribution from RCM	$ 1.2	$ 1.4	$ 1.6	(14.3)%	(12.5)%

Roxbury Capital Management ownership

At December 31 (%)	2006	2005	2004	2003	2002	2001	2000	1999	1998
Ownership of RCM's preferred profits	30	30	30	30	30	30	30	30	30
Ownership of RCM's common interests	41.23	41.23	41.23	41.23	40.91	40.25	10.96	–	–

Because RCM's decision to terminate its micro-cap fund and exit its fixed income fund reduced current and future levels of assets under management as well as client accounts, we reassessed the valuation of our investment in RCM. We determined that our investment in RCM was other than temporarily impaired, and that the carrying value of our investment in RCM should be reduced from $137.6 million to $65.3 million as of September 30, 2006. We recorded the difference of $72.3 million in our income statement as a non-cash impairment write-down. For more information about this impairment write-down, please see Note 4, "Affiliates and acquisitions," which begins on page 75 of this report, and Note 10, "Goodwill and other intangible assets," which begins on page 81 of this report.

CAPITAL RESOURCES

In this section, we discuss how we manage capital in order to meet or exceed appropriate standards of financial safety and soundness, comply with regulatory requirements, and provide for future growth. We use capital to support loan making and deposit gathering; meet operational expenses; invest in buildings, equipment, and technology; purchase investment securities; pay dividends; make acquisitions and other expansion investments; and meet other needs. Our wholly owned bank subsidiaries are the main users of our capital, and they are subject to regulatory capital requirements. Our advisory businesses are not as capital-intensive and they are not subject to regulatory capital requirements.

Indicators of capital strength

As of and for the year ended December 31 (dollars in millions)	2006 With impairment	2006 Without impairment	2005	2004
Stockholders' equity (period end)	$1,059.3	$1,101.0	$1,017.7	$909.4
Stockholders' equity (on average)	$1,059.1	$1,069.7	$949.3	$854.3
Return on average stockholders' equity	13.58%	17.34%	17.59%	16.02%
Return on average assets	1.37%	1.76%	1.70%	1.50%
Capital generation ratio	5.77%	9.87%	9.54%	7.70%

To calculate the capital generation ratio, we divide net income, minus dividends paid, by the amount of stockholders' equity at the end of the prior year.

Since 1996 we have increased stockholders' equity at a compound annual growth rate of 9%.

In that time we have:
- Made five acquisitions
- Opened 12 new offices in nine new states
- Expanded in four other states
- Opened four offices in Europe
- Invested in technology
- Raised the cash dividend annually

In 2006 our capital position remained strong and we raised the cash dividend for the 25th consecutive year.

Net income and capital growth rates

Percentage change at December 31, compared to prior year-end	2006 With impairment	2006 Without impairment	2005	2004
Growth in net income	(13.9)%	11.1%	22.0%	4.6%
Growth in net income less cash dividends paid	(32.4)%	15.7%	40.2%	2.0%
Growth in stockholders' equity (period end)	4.1%	8.2%	11.9%	13.0%
Growth in stockholders' equity (on average)	11.6%	12.7%	11.1%	10.5%

We continued to increase capital levels while raising the cash dividend and investing in growth opportunities. Stockholders' equity, on average, was 12% higher for 2006 than for 2005, mainly because we added $58.7 million of retained earnings (net income of $143.8 million minus $85.1 million in cash dividend payments). For more information about additions to and subtractions from capital in 2006, please see the "Consolidated statements of changes in stockholders' equity" on pages 66 and 67 of this report.

Cash dividend

For the year ended December 31	2006	2005	2004
Dividend declared per share (annualized)	$ 1.26	$ 1.20	$ 1.14
Dividend paid per share	$1.245	$1.185	$1.125
Cost of dividend payments (in millions)	$ 85.1	$ 80.2	$ 75.0
Dividend payout ratio	59.18%	48.02%	54.78%
Dividend payout ratio (without impairment)	45.88%		

The non-cash impairment write-down on Roxbury Capital Management lowered some capital metrics. Although no cash exchanged hands, the impairment write-down reduced net income, goodwill, and other assets. This, in turn, lowered some of the ratios used to measure capital strength and performance, like the returns on equity and assets, and the capital generation ratio, and it inflated others, like the dividend payout ratio. We show these ratios with and without the effects of the impairment, because we believe excluding the impairment offers more relevant information about our continuing operations.

In 2005 the capital generation ratio and the returns on equity and assets were higher than for 2004 mainly because net income growth was higher, net income growth outpaced capital growth, we made fewer expansion investments, and we repurchased fewer shares of our company's stock.

Share repurchases increased. Our share repurchase activity is driven mainly by how we choose to deploy capital. In 2005 our share repurchase activity was modest, as we elected to retain capital to support acquisitions and expansion activities. In 2006, as capital levels rose, our share repurchases increased.

Share repurchases

For the year ended December 31	2006	2005	2004
Number of shares repurchased	662,996	53,652	550,224
Average price per share repurchased	$43.93	$35.88	$36.11
Total cost of shares repurchased (in millions)	$ 29.1	$ 1.9	$ 19.9

Our current share repurchase plan, which was authorized by our Board of Directors in April 2002, permits us to buy back up to 8 million shares of Wilmington Trust stock.

Status of current repurchase plan

As of December 31	2006
Shares purchased under current plan	1,351,241
Cost of current plan	$53.4 million
Shares remaining under current plan	6,648,759

Our capital ratios continued to exceed the Federal Reserve Board's minimum guidelines for both well-capitalized and adequately capitalized institutions. To ensure that financial institutions have enough capital to support their lending activities, bank regulators establish thresholds, expressed as ratios, of different types of capital that banks must meet or exceed. The capital ratios are intended to reflect the varying degrees of risk associated with different types of on- and off-balance-sheet items, and they indicate whether a bank has enough capital to support growth, absorb losses, and invest in future opportunities. For more information about what comprises these categories of capital and how they are calculated, please see the *UBPR User's Guide*, which is published by the Federal Financial Institutions Examination Council and available at www.ffiec.gov/ubprguide.htm.

For more information about our capital, please read Note 15, "Capital requirements," which begins on page 87 of this report.

Regulatory capital ratios

At December 31	2006	2005	2004	Minimum to be adequately capitalized	Minimum to be well capitalized
Total risk-based capital	12.10%	11.84%	11.68%	8%	10%
Tier 1 risk-based capital	8.25%	7.43%	6.99%	4%	6%
Tier 1 leverage capital	7.39%	6.69%	5.96%	4%	5%

Our goal is to maintain capital ratios at least 100 basis points higher than the minimum for well-capitalized institutions.

Our capital ratios have exceeded the well-capitalized minimums every year since regulators established the minimums in 1984.

Our sources of liquidity include deposits, short- and long-term borrowings, cash flow from our loan and investment securities portfolios, stockholders' equity, and other credit facilities.

LIQUIDITY AND FUNDING

Liquidity is the ability to obtain cash, or to convert an asset into cash, without substantially affecting the asset's price, in a timely manner at a reasonable cost. Liquidity indicates how well a company is positioned to obtain the funding it needs to conduct business. As a bank holding company, we need liquidity to:

- Support operating and investing activities.
- Meet increases in demand for loans and other assets.
- Provide for decreases in deposits and other funding sources.
- Comply with regulatory funding and liquidity requirements.
- Minimize the risk of having insufficient funds to conduct business.

Factors or conditions that could affect our liquidity include changes in the types of assets and liabilities on our balance sheet; our investment, loan, and deposit balances; our reputation; and our credit ratings. A significant change in our financial performance or credit ratings could reduce the availability or increase the cost of funding. We monitor our existing and projected liquidity requirements continually. We believe our liquidity management practices give us the flexibility to react to any changes that might affect our liquidity adversely.

MANAGING LIQUIDITY

We have a liquidity risk management policy that has been established by our Asset/Liability Committee and approved by our Board of Directors. This policy establishes procedures for measuring liquidity needs and prescribes numeric parameters for measuring liquidity risk on three-month, six-month, and one-year time horizons.

We categorize liquidity risk into three levels that consider various internal and external scenarios. Level I is the most favorable level. It indicates a normal operating environment with no funding pressures. At this level, the sources of funds available to us are diverse, and we are able to access them immediately at a reasonable cost and at the maturities we desire.

Level II indicates a state of warning. This scenario indicates that funding difficulties could occur due to real or perceived weakness in earnings, deterioration of asset quality, credit rating downgrades, damage to our reputation, changes in the economic or business environment, and other internal and external factors. In a Level II scenario, we would report to the Board of Directors and recommend an action plan that could include using Federal Home Loan Bank borrowings to fill gaps in funding; selling liquid securities; implementing a communications plan to clarify market perceptions; and expanding retail deposit strategies.

Level III indicates that the current composition of the balance sheet has created excessive liquidity risk. At this level, we would report to the Board of Directors and implement a contingency plan that could include the steps outlined for a Level II scenario; restricting the acquisition of additional assets; restricting additional lending activities; restricting off-balance-sheet commitments; and selling liquid assets.

We use a funds-at-risk (FAR) ratio to measure liquidity risk. The FAR ratio, which we calculate monthly, expresses on- and off-balance-sheet liquid assets as a percentage of wholesale liabilities. The FAR ratio considers these items on three-month, six-month, and one-year time horizons.

At year-end 2006, we were operating within Level I parameters of our liquidity management policy. In addition, our FAR ratio calculations placed our liquidity position within Level I parameters. We have maintained a Level I position since the levels were established in 2004.

Our liquidity position remained strong in 2006.

All three credit rating agencies affirmed our credit ratings in 2006. In addition, Standard & Poor's and Moody's Investor Services issued statements saying the non-cash impairment write-down on Roxbury Capital Management would have no effect on our credit ratings. Changes, if any, to our credit ratings are available at www.wilmingtontrust.com in the "Investor Relations" section.

We believe our ability to obtain funding from the national markets mitigates our liquidity risk. In many cases, national market investors use the findings of the major credit rating agencies – Standard & Poor's, Moody's Investors Service, and Fitch – to guide their decisions.

All of our credit ratings:
- Are investment grade
- Have been the same since August 2004
- Substantiate our financial stability and the consistency, over time, of our earnings

Wilmington Trust Company credit ratings

As of December 31, 2006	Fitch	Moody's	S&P
Short-term debt	F1	P-1	A-1
Senior debt (long-term)	A+	A2	A
Bank deposits	AA-/F1+	A2	A/A-1
Bank financial strength	A/B	C+	–

Wilmington Trust Corporation credit ratings

As of December 31, 2006	Fitch	Moody's	S&P
Outlook	Stable	Stable	Stable
Long-term issuer	A+	A3	A-
Short-term issuer	F1	–	A-2
Senior unsecured debt	A+	A3	A-
Subordinated debt	A	Baa1	BBB+

Our sources of liquidity remained diversified. As of December 31, 2006, our sources of liquidity included:
- Core deposit balances of $5.13 billion.
- National money market deposits of $143.1 million.
- National CDs $\geq$ $100,000 of $3.05 billion.
- Short-term borrowings of $1.16 billion.
- Long-term debt of $388.5 million.
- Stockholders' equity of $1.06 billion.
- Investment securities of $2.11 billion. For more information about our investment securities, please read the discussion that begins on page 35 of this report.

- Borrowing capacity of $85 million from lines of credit with U.S. financial institutions.
- Borrowing capacity of $843.5 million, secured with collateral, from the Federal Home Loan Bank (FHLB) of Pittsburgh, of which Wilmington Trust Company and Wilmington Trust of Pennsylvania are members, as of September 30, 2006. The FHLB adjusts our borrowing capacity on a quarterly basis. Its adjustment calculations for December 31, 2006, were not available as of the filing date of this report (March 1, 2007).

Among the risks to our liquidity is a partial guaranty of a line of credit obligation for Cramer Rosenthal McGlynn (CRM). At December 31, 2006, this line of credit was $3.0 million, the balance was zero, and our guaranty was for 81.73%, an amount equal to our ownership interest in CRM. This line of credit is scheduled to expire on December 3, 2007.

Our mix of funding sources supports our Regional Banking business model and helps us manage interest rate risk.

Core deposits were our primary source of funding in 2006. Our other main sources of funding were national CDs ≥ $100,000 and short-term borrowings. National CDs ≥ $100,000 accounted for a larger percentage of funding than for 2005 and 2004 because we used more of these CDs to support loan growth. The percentage of funding from short-term borrowings declined because rates were more favorable on national CDs ≥ $100,000.

As we expand our commercial banking business throughout the Delaware Valley region, we expect that loan growth will continue to outpace core deposit growth, and we will continue to use a blend of core deposits and national funding to support loan growth.

The market interest rate environment caused funding costs to increase in 2006. For more information about yields and rates, please see the interest rate risk discussion that begins on page 43 of this report.

We are developing other sources of funds. Late in 2006 we launched an Internet-only delivery channel, WTDirect, with a high-yield savings account targeted to the mass affluent market. This product has the potential to provide additional core deposits in the future.

Sources of funding

As a percentage of funding (based on daily average balances)	2006	2005	2004
Core deposits:			
Noninterest-bearing demand	8.6%	12.0%	12.0%
Savings	3.5	4.2	4.8
Interest-bearing demand	26.4	27.8	30.0
CDs < $100,000	11.0	10.0	10.0
Local CDs ≥ $100,000	5.9	4.8	2.3
Total core deposits	55.4%	58.8%	59.1%
National funding:			
National money market deposits	0.2%	–%	–%
National CDs ≥ $100,000	31.6	27.8	26.4
Short-term borrowings	12.8	13.4	14.5
Total national funding	44.6%	41.2%	40.9%

WHY NATIONAL FUNDING WORKS FOR US

There is an inherent disparity between loan growth and core deposit growth in our Regional Banking business model, because we make commercial loans in four states, but gather core deposits mainly in Delaware. To compensate, we support loan growth with a blend of core deposits and national funding. National funding works for us because:

- It is a cost-effective way to add deposits without having to invest capital in a large-scale expansion of our branch office network.
- It helps us curb annual operating expense growth. On an absolute basis, national funding rates tend to be higher than core deposit rates, but core deposit rates do not include the all-in expense of staffing and operating a branch office network.
- It helps our Regional Banking business produce an efficiency ratio that is much better than our peer average. For more information about this, please see the Regional Banking discussion that begins on page 10 of this report.
- *It helps us manage interest rate risk, because we can match the repricing* characteristics of wholesale funds closely with the repricing characteristics of floating rate loans. We adjust the mix between national CDs ≥ $100,000 and short-term borrowings, depending on which has more favorable terms.

Average funding costs

For the year ended December 31	2006	2005	2004
Core interest-bearing deposits	2.08%	1.39%	0.85%
National money market deposits	5.39%	–	–
National CDs ≥ $100,000	5.12%	3.36%	1.44%
Short-term borrowings	4.77%	3.20%	1.63%
Total funds to support earning assets	3.22%	2.09%	1.10%

INVESTMENT SECURITIES PORTFOLIO

On average, the size of our investment securities portfolio for 2006 was less than 1% higher than for 2005. On a period-end basis, the portfolio was 10% higher at year-end 2006 than 2005, mainly because we added investments late in 2006 to collateralize cash sweeps on short-term borrowings. We offer these sweeps to our best commercial clients, who use these products to manage their short-term cash needs.

In the 2006 fourth quarter, these sweep balances were higher than we had anticipated, and we were required to purchase a like amount of securities for collateral. Adding these investments reduced the net interest margin for the 2006 fourth quarter by approximately 10 basis points. For more information about the net interest margin, please read the discussion of interest rate risk that begins on page 43 of this report.

Investment securities portfolio

As of December 31 (in millions)	2006	2005	2004	Change 2006 vs. 2005	Change 2005 vs. 2004
Period-end balances	$2,114.6	$1,928.8	$1,813.3	9.6%	6.4%
Average balances	$1,893.1	$1,876.6	$1,868.5	0.9%	0.4%
Approximate cash flow generated	$ 302.2	$ 387.5	$ 718.8	(22.0)%	(46.1)%

We structure our investment securities portfolio to generate cash flow, to help manage interest rate risk, and to provide collateral for deposits and other liabilities.

We do not invest in securities for trading purposes.

We invest only in securities with an investment *grade of "A" or better, as rated by Standard* & Poor's or Moody's Investors Service.

The average life and duration of the portfolio were lower at year-end 2006 than 2005. This happened because we made more short-term investments and because pay-downs of mortgage-backed instruments accelerated in 2006.

Average life

At December 31 (in years)	2006	2005	2004
Mortgage-backed instruments	4.10	4.30	3.96
Total portfolio	4.93	6.14	6.41

Duration

At December 31 (in years)	2006	2005	2004
Mortgage-backed instruments	3.80	3.92	3.72
Total portfolio	2.24	2.63	2.66

U.S. government agencies surpassed mortgage-backed instruments as the largest concentration of securities in the portfolio. Most of the securities we purchased during the 2006 fourth quarter to collateralize short-term borrowings were U.S. government agencies, which caused the composition of the portfolio to shift slightly on a percentage basis. At the end of 2006, agencies accounted for 38% of the portfolio, up from 21% at the end of 2005. Mortgage-backed instruments accounted for 32% of the portfolio at the end of 2006, down from 44% at the end of 2005. More than 99% of the mortgage-backed instruments in the portfolio at year-end 2006 had fixed rates and terms of 15 years or less, but the average life and duration of these instruments was much shorter.

Investment securities portfolio composition

As of December 31	2006	2005	2004
Mortgage-backed securities	20%	26%	34%
Collateralized mortgage obligations	12	18	17
U.S. government agencies	38	21	17
Corporate issues	17	19	16
U.S. Treasury	6	8	8
Money market preferred stocks	5	5	5
Municipal bonds	1	1	1
Other	1	2	2
Percentage of portfolio in floating rate instruments	82	79	81
Percentage of portfolio in fixed rate instruments	18	21	19

The portfolio generated $302.2 million of cash flow in 2006. This was lower than for 2005 and 2004 because higher market interest rates caused prepayments of mortgage-backed securities to slow, and there were fewer calls on agency and other securities. In 2007 we expect the investment securities portfolio to generate approximately $400.2 million of cash flow from maturities, calls, and income.

For more information about the investment securities portfolio and temporarily impaired securities, please read Note 6, "Investment securities," which begins on page 77 of this report.

RISK

In this section we discuss a variety of risks to which we are exposed in the normal course of business. We monitor these risks closely to safeguard the assets of our clients and company. From time to time, however, we may incur losses related to these risks, and we cannot assure that such losses will not occur.

The main risks in our banking business are credit risk (risks associated with making loans) and interest rate risk. The main risk in our advisory business is financial market risk, since much of our advisory revenue is based on the market values of investments we manage or hold for clients.

As a financial institution, nearly all of our assets and liabilities are monetary in nature and priced according to market interest rates. Since interest rates do not necessarily move in the same direction, or at the same magnitude, as the prices of goods and services, we are unable to determine the effects of inflation on our financial performance.

ASSET QUALITY

The two main risks to asset quality are credit risk and the risk inherent in our investment securities portfolio. At the end of 2006, loans accounted for 73% of our assets and most of our asset quality was tied to credit risk, which we discuss in the next section. The investment securities portfolio accounted for 19% of total assets at the end of 2006. Most of the investments in this portfolio are short-term, which helps minimize the risk to the portfolio from changing market interest rates, financial markets, or economic conditions. For more information about our investment securities portfolio, please see the discussion that begins on page 35 of this report.

The rest of our assets consist of property and equipment, goodwill, and other types of assets. In 2006 we reduced the carrying value of our investment in affiliate money manager Roxbury Capital Management (RCM) from $137.6 million to $65.3 million. This reduced the amount of goodwill associated with RCM from $131.3 million to $59.0 million, as of September 30, 2006. We included the remaining $6.3 million of RCM's carrying value in other assets. For more information about this, please see the section on affiliate money managers, which begins on page 27 of this report.

Lending money is inherently risky. When we make a loan, we make subjective judgments about the borrower's ability to repay the loan.

No matter how financially sound a client or lending decision may seem, a borrower's ability to repay can be affected adversely by economic changes and other external factors.

CREDIT RISK

Credit risk is the risk that some borrowers may not repay their loans according to the loan's contractual terms. If borrowers do not repay their loans, the levels of nonperforming assets, loan losses, and the provision for loan losses could increase, which could reduce our earnings.

We record loans not being repaid according to their terms as past due. When loans are past due for more than 90 days, we record them as nonperforming, which means no interest is being accrued, or we charge them off. We continue to pursue repayment of nonperforming and charged-off loans.

Among the credit metrics discussed in this section, we believe the primary indicator of credit quality is the net charge-off ratio. This ratio measures loan losses as a percentage of total loans outstanding.

HOW WE MANAGE CREDIT RISK

To mitigate credit risk, we:

- Apply rigorous and consistent loan underwriting criteria.
- Prefer to grow loan balances through our own efforts, using our own underwriting guidelines, instead of purchasing loans or acquiring other banks.
- Make the majority of our loans in Delaware and the portions of Maryland, New Jersey, and Pennsylvania that are contiguous to Delaware. The economy in this region is well diversified and stable, and we know these markets well.
- Focus on client relationships, not transaction volumes.
- Maintain a loan portfolio that is diversified among different types of commercial and consumer loans.
- Monitor the loan portfolio continually to identify potential problems and avoid disproportionately high concentrations to any one borrower or in any single industry sector.
- Regularly review all past-due loans, loans not performing according to contractual terms, and loans we doubt will be repaid on a timely basis.
- Perform an internal risk rating analysis quarterly.
- Regularly analyze the loan portfolio with staff who are independent of the Regional Banking business.

INTERNAL RISK RATING ANALYSIS

We conduct internal risk-rating analyses that classify all loans outstanding in one of four categories:

- "Pass" identifies loans with no current or potential problems;
- "Watchlisted" identifies potential problem credits;
- "Substandard" identifies problem credits with some probability of loss; and
- "Doubtful" identifies problem credits with a higher probability of loss.

We apply these classifications consistently and historically they have provided us with adequate loan loss reserves. The percentage of loans with pass ratings has exceeded 95% since 2000 and has surpassed 92% since 1998.

Internal risk rating analysis

At December 31	2006	2005	2004
Pass	97.39%	97.24%	96.58%
Watchlisted	1.82%	1.96%	1.82%
Substandard	0.79%	0.73%	1.35%
Doubtful	–	0.07%	0.25%

Credit quality remained stable in 2006.

While our loan balances averaged $7.70 billion, our net charge-offs were only $18.5 million.

Our 2006 credit quality resulted from the consistent application of our underwriting standards as we increased loan balances 9% during the year. The loan portfolio remained well diversified and most loans outstanding at year-end 2006 were from within our Regional Banking four-state geographical footprint, in keeping with our focus on lending in markets we know well.

Credit metrics for 2005 included an $11 million settlement we received on a commercial loan in October 2005. We had been pursuing repayment of this loan since the second quarter of 2002. This settlement reduced nonaccruing loans for 2005 by approximately $8.5 million and added approximately $2.5 million to recoveries, which reduced net charge-offs for 2005.

Charge-offs

For the year ended December 31 (in millions)	2006	2005	2004
Gross charge-offs	$24.6	$17.2	$21.1
Recoveries	6.1	7.1	5.3
Net charge-offs	$18.5	$10.1	$15.8
Net charge-offs as a percentage of average loan balances	0.24%	0.14%	0.24%

Net charge-offs were in line with historical levels. The net charge-off ratio for 2006 was 24 basis points, which was 10 basis points higher than for 2005, but at the low end of what we have experienced over the past 10 years. Since 1996, the net charge-off ratio has ranged from a low of 14 basis points in 2005 to a high of 44 basis points in 2000.

Two commercial loans accounted for most of the 2006 increase in net charge-offs. One was for a loan to a Delaware Valley-based client in the restaurant and entertainment business. Approximately $4.7 million of this loan had been recorded in renegotiated loans since the fourth quarter of 2004. The charge-off of this loan reduced renegotiated loans and doubtful-rated loans to zero and was the main reason for the 2006 decline in total nonperforming assets. The other main contributor to the 2006 increase in net charge-offs was a loan to an auto dealer in New Jersey.

In 2005 the net charge-off ratio was low mainly because we received a commercial loan settlement that added approximately $2.5 million to recoveries and reduced net charge-offs.

Composition of net charge-offs

For the year ended December 31 (in millions)	2006	2005	2004
Consumer loan net charge-offs	$ 8.1	$8.4	$ 6.9
Commercial, financial, and agricultural loan net charge-offs	$10.2	$1.6	$ 9.6
Commercial real estate/construction and mortgage loan net charge-offs	$ 0.2	$0.1	$(0.7)

More than 97% of loans outstanding had pass ratings. This has been the case with our internal risk rating analysis since the third quarter of 2004. We had fewer loans on the watch list than at the end of 2005, and a commercial loan charge-off in 2006 reduced loans rated doubtful to zero.

Total nonperforming assets fell 19%. Nonperforming assets totaled $35.8 million for 2006, which was $8.4 million lower than for 2005. The level of nonperforming assets decreased because we had fewer nonaccruing and renegotiated loans.

Nonperforming assets

At December 31 (dollars in millions)	2006	2005	2004
Total nonperforming assets	$35.8	$44.2	$61.8
Ratio of nonperforming assets to total loans outstanding	0.44%	0.60%	0.91%

We had $31.0 million of nonaccruing loans at the end of 2006, which was $8.3 million less than at the end of 2005. Loan paydowns contributed to this decrease, but more than half of it resulted from the reclassification of one nonaccruing loan to the category of nonperforming assets called other real estate owned (OREO). The transferred loan was a commercial loan for an agricultural parcel of land in New Jersey and the transfer accounted for the 2006 increase in OREO. For a definition of OREO, please read Note 2, "Summary of significant accounting policies," which begins on page 71 of this report.

Nonperforming assets for 2005 were lower than 2004 mainly because of the previously mentioned commercial loan settlement we received in 2005.

Nonaccruing loans

At December 31 (dollars in millions)	2006	2005	2004
Nonaccruing loans	$31.0	$39.3	$56.4
Ratio of nonaccruing loans to total loans outstanding	0.38%	0.53%	0.83%

OREO and renegotiated loans

At December 31 (in millions)	2006	2005	2004
Other real estate owned (OREO)	$4.8	$0.2	$0.2
Renegotiated loans	–	$4.7	$5.2

Less than 1% of loans outstanding were past due 90 days or more. At the end of 2006, we had $5.8 million of loans past due 90 days or more, up $1.7 million from the end of 2005. On a percentage basis, past due loans accounted for 7 basis points of total loans outstanding at the end of 2006, which was 1 basis point higher than at the end of 2005. Fewer than 10 loans, most of which were commercial loans, accounted for the 2006 increase. None of these loans was a commercial real estate/construction (CRE) loan.

We transferred some commercial loans that were past due at the end of 2004 to nonaccruing status in 2005, which is why total past due loans were lower at the end of 2005 than 2004.

Loans past due 90 days or more

At December 31 (dollars in millions)	2006	2005	2004
Amount in the commercial portfolio	$2.0	$1.5	$3.1
Amount in the residential mortgage portfolio	1.1	1.5	1.2
Amount in the consumer portfolio	2.7	1.1	1.2
Total loans past due 90 days or more	$5.8	$4.1	$5.5
Ratio of total past-due loans to total loans outstanding	0.07%	0.06%	0.08%

Serious-doubt loans amounted to less than 1% of total loans outstanding. Serious-doubt loans are loans that we do not think will be repaid, even though they are performing in accordance with their terms or are fewer than 90 days past due. At the end of 2006 we had $18.8 million of serious-doubt loans, compared to $6.9 million at the end of 2005. Four commercial loans, each in a different industry sector, accounted for most of the 2006 increase.

Serious-doubt loans

As of December 31	2006	2005	2004
Serious-doubt loans (in millions)	$18.8	$6.9	$4.1
Ratio of serious-doubt loans to total loan balances	0.23%	0.09%	0.06%

The loan portfolio remained well diversified. On a percentage basis, there was minimal change in the mix of loans. CRE loans accounted for 21% of total loans outstanding at the end of 2006, compared with 17% at the end of 2005. More details about our CRE loan underwriting and credit quality are in the commercial loan discussion, which begins on page 12 of this report.

Loan portfolio composition

As of December 31	2006	2005	2004
Commercial/financial/agricultural	31%	33%	37%
Commercial real estate/construction	21	17	11
Commercial mortgage	16	17	18
Residential mortgage	7	6	6
Home equity	4	4	5
Indirect auto	8	9	8
Credit card	1	1	1
Other consumer	5	5	5
Secured with liquid collateral	7	8	9
Floating rate loans	74%	77%	79%
Fixed rate loans	26	23	21

Loan concentrations by state

As of December 31	2006	2005	2004
Delaware	61%	61%	62%
Pennsylvania	21	22	23
Maryland	6	9	5
New Jersey	4	4	3
Other	8	4	7

Changes in the provision and reserve for loan losses reflected our assessment of credit risk. In light of the levels of past due, nonaccruing, and nonperforming loans at the end of 2006, we believe that our provision and reserve for loan losses reflected a reasonable assessment of inherent loan losses. The provision was higher for 2006 than 2005 mainly because charge-offs were higher. The provision was lower for 2005 than for 2004 mainly because of the previously mentioned commercial loan recovery in 2005.

Provision and reserve

At December 31 (dollars in millions)	2006	2005	2004
Provision for loan losses	$21.3	$11.8	$15.6
Reserve for loan losses	$94.2	$91.4	$89.7
Loan loss reserve ratio	1.16%	1.24%	1.33%

To determine the amounts of the reserve and provision, we estimate known and inherent losses and we make subjective judgments about amounts we might be able to recover. We also consider loan growth, the results of the internal risk rating analysis, the levels of loan recoveries and repayments, the stability of the Delaware Valley regional economy, market interest rates, and regulatory guidelines. The provision and reserve do not necessarily increase due to loan growth alone, because newly added loans do not automatically have a higher degree of risk than loans already in the portfolio.

Loan loss reserve allocation

At December 31	2006		2005		2004	
(in millions)	Allocation amount	Percent of reserve	Allocation amount	Percent of reserve	Allocation amount	Percent of reserve
Commercial, financial, and agricultural	$36.3	39%	$38.5	42%	$43.4	48%
Commercial real estate/ construction	19.2	20	12.7	14	7.8	9
Commercial mortgage	14.5	16	15.4	17	14.8	16
Residential mortgage	1.3	1	1.3	1	1.2	1
Consumer	11.3	12	11.2	12	10.4	12
Secured by liquid collateral	5.5	6	6.2	7	6.0	7
Unallocated	6.1	6	6.1	7	6.1	7
Total loan loss reserve	$94.2	100%	$91.4	100%	$89.7	100%

For more information about how we establish and account for the reserve for loan losses, please read Note 2, "Summary of significant accounting policies," which begins on page 71 of this report, and Note 8, "Reserve for loan losses," on page 80 of this report.

INTEREST RATE RISK

Interest rate risk is the risk to net interest income from changes in market interest rates. Changes in market interest rates, and the pace at which they occur, can affect the yields we earn on loans and investments and the rates we pay on deposits and other borrowings. These changes can affect our net interest income and net interest margin, positively or negatively, and ultimately affect our financial performance.

Our interest rate risk management objective is to minimize the negative effect on net interest income from market interest rate changes. To mitigate interest rate risk, we:

- Maintain a mix of assets and liabilities that gives us flexibility in a dynamic marketplace. We prefer most of our assets to be loans. We prefer a mix of liabilities that includes core deposits and other sources of funding.
- Manage the relative proportions of fixed and floating rate assets and liabilities. We prefer most of our loans and funding sources to have floating rates.
- Use off-balance-sheet derivative instruments, like interest rate swaps and floors. For more information on our derivative and hedging activities, please see Note 14, "Derivative financial instruments," which begins on page 86 of this report, and to the discussion of off-balance-sheet arrangements and contractual obligations that begins on page 49 of this report.

The primary tool we use to assess our exposure to interest rate risk is a computer modeling technique that simulates the effects on our net interest income of gradual and sustained changes, or ramps, in market interest rates. We perform simulations quarterly that compare multiple hypothetical interest rate scenarios to a stable interest rate environment. As a rule, our model employs scenarios in which rates gradually move up or down 250 basis points over a period of 10 months.

We have an asset/liability policy that sets limits for interest rate risk. Our current policy states that changes in market interest rates should not reduce net interest income by 10% or more within a 12-month period.

The market interest rate environment affected us positively in 2005 and 2006. The Federal Open Market Committee (FOMC) raised the federal funds target rate 200 basis points during 2005 and 100 basis points during the first half of 2006. We were asset sensitive throughout this time, which means that, as market interest rates increased, asset yields rose faster than rates on deposits and other liabilities.

The net interest margin measures the difference, or "spread," between the yields we earn on assets and the rates we pay on liabilities. The net interest margin is an important measure of changes in net interest income. Most of our net interest income comes from Regional Banking activities. In 2006, net interest income accounted for approximately 50% of our total 2006 revenue (after the provision for loan losses and amortization).

Assets continued to reprice faster than liabilities in 2006 and the net interest margin rose 8 basis points to 3.79%.

RESIDENTIAL MORTGAGES AND INTEREST RATE RISK

We have a long-standing practice of selling most newly originated fixed rate residential mortgages into the secondary market instead of retaining them on our balance sheet. By limiting the fixed rate residential mortgages we hold in our loan portfolio, we eliminate much of the long-term risk inherent in fixed rate instruments that typically have 15- to 30-year maturities.

We believe a more effective way of managing our exposure to fixed rate mortgages is to hold mortgage-backed investments in our securities portfolio. These instruments typically have shorter maturity and duration characteristics than a portfolio of individual mortgage loans. For more information about the investment securities portfolio, please read the discussion that begins on page 35 of this report.

The net interest margin for 2006 was 8 basis points higher than for 2005. The net interest margin for 2005 was 14 basis points higher than for 2004. Loan growth, our asset sensitivity, and deposit pricing were the main causes of these increases.

Net interest margin

For the year ended December 31 (dollars in millions)	2006	2005	2004
Net interest income (fully tax-equivalent)	$367.4	$332.8	$298.9
Total earning assets (on average)	$9,645.7	$8,957.4	$8,362.7
Net interest margin	3.79%	3.71%	3.57%

Deposit repricing lagged loan repricing. Throughout 2005 and the first half of 2006, most of our floating rate loans repriced within 30 days of each FOMC rate increase, but retail deposit rate increases, other than on CDs, were relatively modest. Most of our floating rate loans repriced shortly after the FOMC's last rate increase in June 2006, but deposit rates continued to increase through the end of the year. This timing mismatch between asset yields and retail deposit rates peaked in the fourth quarter of 2006. For detailed yield and rate information, please see the "Five-year analysis of earnings and consolidated statements of condition" on pages 58 and 59 of this report.

Average yields and rates

For the 12 months ended December 31	2006	2005	2004
Yield on commercial loans	8.00%	6.40%	4.74%
Yield on total loans	7.60%	6.22%	4.87%
Rate on CDs under $100,000	3.73%	2.56%	2.03%
Rate on total core interest-bearing deposits	2.08%	1.39%	0.85%
Rate on total interest-bearing deposits	3.31%	2.13%	1.06%
Yield on total earning assets	7.01%	5.80%	4.67%
Rate on funds to support earning assets	3.22%	2.09%	1.10%

We balanced the repricing characteristics of floating rate loans and deposits, in part, by using national market funding. Most of our floating rate loans are tied to indices that adjust when the FOMC changes short-term interest rates. We use national market funding (national money market deposits, national CDs ≥ $100,000 and short-term borrowings) because it allows us to align the repricing characteristics of our funding sources and loan portfolio.

At the end of 2006, national CDs ≥ $100,000 accounted for most of our national funding and most of those CDs had maturities of 90 days or less.

The percentage of national CDs ≥ $100,000 maturing in 90 days or less was lower at the end of 2006 than 2005 because there was little difference between 90-day rates and longer-term rates, so we opted to purchase the longer-term instruments.

Loans and deposit pricing characteristics

As a percentage of total balances at December 31	2006	2005
Earning assets that were loans	79%	79%
Loans outstanding with floating rates	74%	77%
Floating rate loans that were commercial loans	82%	80%
Commercial loans tied to a prime rate	61%	63%
Commercial loans tied to the 30-day LIBOR	35%	30%
Commercial floating rate loans repricing in ≤ 30 days	93%	92%
National CDs ≥ $100,000 maturing ≤ 90 days	55%	87%
Short-term borrowings maturing ≤ 90 days	92%	86%

INTEREST RATE RISK SIMULATION

As of December 31, 2006, our interest rate risk simulation model projected that:

- If short-term rates were to increase gradually by a total of 250 basis points over a 10-month period, our net interest income would increase 4.22% over the 12 months beginning December 31, 2006.
- If short-term rates were to decrease gradually over a 10-month period by a total of 250 basis points, our net interest income would decline by 3.99% over the 12 months beginning December 31, 2006.

We adjusted the simulation in 2006 to reflect two changes:

- To reflect pricing characteristics more accurately, we changed some of the assets in the model from fixed rates to floating rates.
- On March 31, 2006, we terminated $250 million of interest rate swaps that were associated with $250 million of subordinated long-term debt. We issued this debt at a fixed rate, which we immediately swapped for a floating rate. We terminated these swaps to eliminate the potential volatility of changing market valuations. For more information about these swaps, please read Note 14, "Derivative financial instruments," which begins on page 86 of this report, and the discussion of off-balance-sheet arrangements that begins on page 49 of this report.

Impact of interest rate changes on net interest income

For the 12 months beginning December 31	2006	2005	2004
Gradual increase of 250 basis points	4.22%	0.56%	3.99%
Gradual decrease of 250 basis points	(3.99)%	(3.97)%	(8.11)%

Because the federal funds target rate was 2.25% at December 31, 2004, simulating a 250-basis-point decrease would have created negative interest rates in the model. Instead, to simulate the declining rate scenario for the 12 months beginning December 31, 2004, we modeled a gradual downward movement until the federal funds rate equaled zero. There was no corresponding limit in the rising rate scenario because there is no cap on interest rates.

Loan pricing vs. market interest rates

Interest rates at December 31	2006	2005	2004
Federal funds target rate	5.25%	4.25%	2.25%
Wilmington Trust prime lending rate (period end)	8.25%	7.25%	5.25%
Wilmington Trust prime lending rate (full year average)	7.96%	6.19%	4.34%

The Wilmington Trust prime rate is a benchmark rate on which we base a substantial number of floating rate loans.

THE YIELD CURVE AND INTEREST RATE RISK

The yield curve depicts the yields on U.S. Treasury securities at various maturities. Changes in the yield curve affect our interest rate risk less than for many other banks, because the pricing and maturity characteristics of our assets and liabilities are primarily short-term in nature and are closely matched.

At the ends of 2005 and 2006, the federal funds target rate was high enough to allow for the full 250-basis-point decrease.

Our discussion of the interest rate risk simulation contains forward-looking statements about the anticipated effects on net interest income that may result from hypothetical changes in market interest rates. Assumptions about retail deposits rates, loan prepayments, asset-backed securities, and collateralized mortgage obligations play a significant role in our interest rate simulations. Our assumptions about rates and the pace of changes in payments differ for assets and liabilities in rising as well as declining rate environments. These assumptions are inherently uncertain, and the simulations cannot predict precisely how actual interest rate changes might affect our net interest income.

FINANCIAL MARKET RISK

Financial market risk is the risk to income from fluctuations or volatility in the equity markets, the fixed income markets, or both markets. These markets determine the valuations of assets we manage or hold in custody for clients. Since some of our advisory fees are based on asset valuations, the performance of one or more financial markets can affect noninterest income, positively or negatively, and ultimately affect our financial results.

Financial markets also determine the valuations of investments in our securities portfolio, and can have positive or negative effects on the amount of interest income the securities portfolio generates. For more information about income from the investment securities portfolio, please see the discussion that begins on page 35 of this report and the "Five-year analysis of earnings and consolidated statements of condition" on pages 58 and 59 of this report.

MANAGING FINANCIAL MARKET RISK

Approximately 26% of our 2006 interest and noninterest income was subject to financial market risk.

Our exposure to financial market risk is mitigated by our mix of businesses, which produces a diversified stream of net interest and noninterest income. Most of our financial market risk is to the noninterest income from our advisory businesses. Some, but not all, of our advisory revenue is based on financial market valuations.

In Wealth Advisory Services, all trust and investment advisory revenue is based on the market values of equity, fixed income, and other classes of assets.

In Corporate Client Services, part of retirement services revenue is based on the market values of retirement plans for which we are custodian. All revenue from investment/cash management revenue reflects service charges that are based on the value of cash assets in money market mutual funds or fixed income investments.

All revenue we receive from our ownership positions in the two affiliate money managers, Cramer Rosenthal McGlynn and Roxbury Capital Management, is based on equity market valuations.

The percentage of noninterest revenue subject to financial market risk was slightly higher for 2006 than 2005. Higher revenue from Corporate Client Services (CCS) investment and cash management services accounted for most of this increase. The largest concentration of revenue subject to financial market risk continued to be trust and investment advisory revenue from the Wealth Advisory Services (WAS) business.

Revenue subject to financial market risk

For the year ended December 31 (dollars in millions)	2006	2005	2004
WAS trust and investment advisory revenue	$136.1	$123.9	$111.0
CCS retirement services revenue	11.5	10.7	9.2
CCS investment/cash management revenue	10.3	7.7	8.1
Affiliate money manager revenue	20.5	17.5	12.5
Total revenue subject to financial market risk	$178.4	$159.8	$140.8
Total noninterest income (after amortization)	$346.1	$313.3	$286.7
Percent of total subject to financial market risk	52%	51%	49%
Total net interest and noninterest income (after the provision and amortization)	$687.9	$630.4	$565.5
Percent of total subject to financial market risk	26%	25%	25%

Economic indicators for the Delaware Valley region remained positive throughout 2006. Unemployment rates for the region remained well below the U.S. unemployment rate. Delaware's unemployment rate has been lower than the national unemployment rate since 2001.

ECONOMIC RISK

Economic risk is the risk to income from changes in economic conditions like employment and population levels and the consumption of goods and services. Changes in these and other conditions could change demand for the services we provide and ultimately, affect loan and deposit balances, revenue, net income, and overall results, positively or negatively.

Among our businesses, Regional Banking has the most exposure to economic risk. We believe our exposure to economic risk is mitigated by the Delaware Valley economy, which is well diversified among industry sectors, including life sciences, financial services, pharmaceuticals, health care, education, construction, manufacturing, retail, agriculture, and tourism. This diversification provides a degree of economic stability and helps the region withstand the effects of downturns in any single sector.

The U.S. Census Bureau ranked Delaware as the 15th fastest-growing state in the nation.

Mayflower Transit's *2006 Customer Relocation Study* ranked Delaware as the second most popular U.S. relocation destination, after South Carolina.

Delaware placed eighth in *Forbes* magazine's ranking of the most business-friendly states in the nation.

Population growth continued in the region, especially in Delaware. According to the U.S. Census Bureau, Delaware was the 15th fastest-growing state in the United States for the 12 months ended July 2006, and its growth rate was more than double that of any state in the Bureau's northeast geographic area.

Unemployment rate

For the month of December	2006	2005	2004
State of Delaware	3.0%	4.1%	3.8%
Philadelphia/Camden/Wilmington MSA	3.9%	4.2%	4.3%
Dover, Delaware MSA	2.7%	3.6%	3.0%
United States	4.5%	4.9%	5.4%

Source: U.S. Department of Labor, Bureau of Labor Statistics

MSA = Metropolitan Statistical Area

The parts of Maryland within our Regional Banking footprint are slated to grow considerably as a result of the Pentagon's Base Realignment and Closing initiative. According to a December 2006 report by the Maryland Department of Planning, approximately 60,000 defense and contractor jobs will relocate to Baltimore-area facilities over the next eight years.

Delaware is among the East Coast's leading poultry producers. It is impossible to predict how an outbreak of avian influenza might affect the state's economy, our credit quality, or our financial condition. As of December 31, 2006, we had approximately $71 million in loans outstanding to poultry industry clients.

In February 2007 DaimlerChrysler AG announced plans to idle its plant in Newark, Delaware, in 2009. This plant employs approximately 2,100 workers. It is too early to determine what, if any, effect this might have on Delaware's economy or our financial results.

OPERATIONAL AND FIDUCIARY RISK

Operational risk is the risk of unexpected losses attributable to human error, systems failures, fraud, or inadequate internal controls and procedures. Fiduciary risk is the risk of loss that may occur if we breach a fiduciary duty to a client. To mitigate operational and fiduciary risk, we have policies, procedures, and internal controls designed to reduce the risks of failing to comply with applicable legal and regulatory requirements and of failing to discharge our obligations to clients faithfully.

In view of the operational and fiduciary risks inherent in the markets and businesses in which we engage, we aim to keep these risks at levels we believe are acceptable, through policies and procedures for authorizing, approving, documenting, and monitoring transactions, and for creating, selling, and managing investment products; trading securities; and selecting counterparties. All staff members share responsibility for adhering to our policies, procedures, and internal controls. Our internal auditors continually monitor the overall effectiveness of our system of internal controls.

Section 404 of the Sarbanes-Oxley Act requires us to assess the design and effectiveness of our internal controls over financial reporting. We evaluate the documentation of our control processes and test our primary controls continually and we remediate them as needed. Each quarter, designated managers in each business unit certify to the chairman and chief executive officer, and to the chief financial officer, as to the effectiveness of the internal controls within their respective areas of responsibility.

REGULATORY RISK

Regulatory risk is the risk of sanctions that various state, federal, and other authorities may impose on us if we fail to comply adequately with regulatory requirements. These requirements include those specified by the Bank Secrecy Act, the USA PATRIOT Act, the Sarbanes-Oxley Act, the Securities and Exchange Commission, the New York Stock Exchange, and other applicable legal and regulatory requirements. To limit this risk, we employ policies and procedures to reduce the risk of failing to comply with these requirements. For more information about the regulatory requirements that affect us, please read the section on regulatory matters in our *2006 Annual Report on Form 10-K.*

LEGAL RISK

We and our subsidiaries are subject to various legal proceedings that arise from time to time in the ordinary course of business. Some of these proceedings seek relief or damages in amounts that may be substantial. Because of the complex nature of some of these proceedings, it may be a number of years before they ultimately are resolved. While it is not feasible to predict the outcome of these proceedings, we do not believe that the ultimate resolution of any of them will have a materially adverse effect on our consolidated financial condition. Furthermore, some of these proceedings involve claims that we believe may be covered by insurance, and we have advised our insurance carriers accordingly. We do not expect the ultimate resolution of any legal matters outstanding as of December 31, 2006, to have a materially adverse effect on our consolidated financial statements.

OTHER INFORMATION

DERIVATIVES, HEDGING INSTRUMENTS, OTHER OFF-BALANCE-SHEET ARRANGEMENTS, AND OTHER CONTRACTUAL OBLIGATIONS

We use a variety of financial instruments and contracts to help us manage capital, liquidity, interest rate risk, credit risk, and other aspects of our day-to-day operations. As permissible under regulatory guidelines, we include these instruments in our calculations of regulatory risk-based capital ratios. These instruments include:

- Derivative instruments, such as interest rate swaps and interest rate floors. For more information about our derivative instruments, please see Note 14, "Derivative financial instruments," which begins on page 86 of this report.
- Instruments that generally accepted accounting principles deem to be off-balance-sheet arrangements, which means they do not appear on our balance sheet. These instruments include stand-by letters of credit, unfunded loan commitments, unadvanced lines of credit, operating lease obligations, and other guaranties. For more information about these instruments, please see Note 12, "Commitments and contingencies," which begins on page 84 of this report.
- Contractual obligations that do appear on our balance sheet, including certificates of deposit and long-term debt. For more information about certificates of deposit, please see Note 13, "Fair value of financial instruments," which begins on page 84 of this report. For more information about our long-term debt, please see Note 11, "Borrowings and securities purchased under agreements to resell," which begins on page 83 of this report.

The following table summarizes our current contractual obligations and the periods over which they extend.

Contractual obligations

Payments due (in millions)	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Certificates of deposit	$4,541.1	$4,356.0	$107.4	$ 44.7	$ 33.0
Long-term debt obligations[1]	501.7	22.3	157.2	66.1	256.1
Operating lease obligations	69.5	10.7	19.1	19.4	20.3
Guaranty obligations	2.5	2.5	–	–	–
Total	$5,114.8	$4,391.5	$283.7	$130.2	$309.4

[1] *Contractual obligations associated with long-term debt obligations include future interest payments.*

Our agreements with Cramer Rosenthal McGlynn, Roxbury Capital Management, Grant Tani Barash & Altman, and Wilmington Trust Conduit Services permit principal members and designated key employees of each firm, subject to certain restrictions, to put their interests in their respective firms to our company. For more information about these agreements, please refer to Note 4, "Affiliates and acquisitions," which begins on page 75 of this report.

CONTROLS AND PROCEDURES

Our chairman and chief executive officer, and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2006, pursuant to Securities Exchange Act Rule 13a-15(e). Based on that evaluation, they concluded that our disclosure controls and procedures were effective in alerting them on a timely basis to any material information about our company (including our consolidated subsidiaries) that we are required to include in the periodic filings we make with the Securities and Exchange Commission. There was no change in our internal control over financial reporting during 2006 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

To understand our financial results, it is helpful to understand our critical accounting policies. We maintain our accounting records and prepare our financial statements in accordance with U.S. generally accepted accounting principles and reporting practices prescribed for the banking industry. Using these principles, we make estimates and assumptions about the amounts we report in our financial statements and notes, including the amounts for revenue recognition, the reserve for loan losses, stock-based employee compensation, goodwill impairments, loan origination fees, mortgage servicing assets, and other items. For more information about our critical accounting policies, please read Note 2, "Summary of significant accounting policies," which begins on page 71 of this report, and Note 3, "Recent accounting pronouncements," which begins on page 74 of this report.

FACTORS AFFECTING FUTURE RESULTS

This report contains estimates, predictions, opinions, or other statements that might be construed as "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include references to our financial goals, dividend policy, financial and business trends, new business results and outlook, business prospects, market positioning, pricing trends, strategic initiatives, credit quality and the reserve for loan losses, the effects of changes in market interest rates, the effects of changes in securities valuations, the impact of accounting pronouncements, and other internal and external factors that could affect our financial performance.

These statements are based on a number of assumptions, estimates, expectations, and assessments of potential developments, and are subject to various risks and uncertainties that could cause our actual results to differ from our expectations. Our ability to achieve the results reflected in these statements could be affected adversely by, among other things, changes in national or regional economic conditions; changes in market interest rates; significant changes in banking laws or regulations; the impact of accounting pronouncements; increased competition for business; higher-than-expected credit losses; the effects of acquisitions; the effects of integrating acquired entities; a substantial and permanent loss of either client accounts and/or assets under management at Wilmington Trust and/or our affiliate money managers, Cramer Rosenthal McGlynn and Roxbury Capital Management; unanticipated changes in the regulatory, judicial, legislative, or tax treatment of business transactions; and uncertainty created by unrest in other parts of the world.

COMPARISON OF RESULTS WITH AND WITHOUT THE NON-CASH IMPAIRMENT WRITE-DOWN

IMPAIRMENT COMPARISON

In 2006 we recorded a $72.3 million non-cash impairment write-down of the carrying value of our investment in Roxbury Capital Management (RCM). Although no cash exchanged hands, this write-down affected our 2006 financial results.

Throughout this report we discuss our results including and excluding the effects of the write-down. We believe results that exclude the write-down are the better measure of the trends we see in each of our businesses and how our company is performing overall. We also believe our operating results (those that exclude the write-down) give investors a more relevant and comparative basis on which to evaluate our performance.

As of and for the year ended December 31, 2006
STATEMENT OF CONDITION (in millions)
Goodwill, net of accumulated amortization
Total assets
Liabilities
Stockholders' equity
Liabilities and stockholders' equity
OPERATING RESULTS (in millions)
Net interest income
Provision for loan losses
Noninterest income
Noninterest expense
Income before taxes and minority interest
Income tax expense
Net income before minority interest
Minority interest
Net income
PER SHARE DATA
Basic shares outstanding (in millions)
Diluted shares outstanding (in millions)
Basic per-share earnings
Diluted per-share earnings
STATISTICS AND RATIOS
Total assets, on average (in millions)
Stockholders' equity, on average (in millions)
Return on average assets
Return on equity
Dividends paid
Dividend payout ratio
Shares outstanding (in millions)
Book value per share
Staff members
Net income per staff member (in thousands)
Capital generation ratio
Stock price
Price/earnings multiple
Net interest before provision and noninterest income
Tax equivalent interest income
Tax equivalent net interest and noninterest income
Noninterest expense
Efficiency ratio

With impairment	Without impairment	Impairment
$ 291.4	$ 363.7	$ (72.3)
$11,157.0	$11,229.3	$ (72.3)
10,097.7	10,128.3	(30.6)
1,059.3	1,101.0	(41.7)
$11,157.0	$11,229.3	$ (72.3)
$ 363.1	$ 363.1	$ –
(21.3)	(21.3)	–
346.1	346.1	–
471.6	399.3	72.3
216.3	288.6	(72.3)
72.7	103.3	(30.6)
143.6	185.3	(41.7)
(0.2)	(0.2)	–
$ 143.8	$ 185.5	$ (41.7)
68.4	68.4	–
69.7	69.7	–
$ 2.10	$ 2.71	$ (0.61)
$ 2.06	$ 2.66	$ (0.60)
$10,495.1	$10,513.5	$ (18.4)
$ 1,059.1	$ 1,069.7	$ (10.6)
1.37%	1.76%	(0.39)%
13.58%	17.34%	(3.76)%
$ 85.1	$ 85.1	$ –
59.18%	45.88%	13.30%
68.5	68.5	–
$ 15.47	$ 16.08	$ (0.61)
2,562	2,562	–
$ 56,100	$ 72,400	$ (16,300)
5.77%	9.87%	(4.10)%
$ 42.17	$ 42.17	$ –
20.08	15.56	4.52
$ 709.2	$ 709.2	$ –
4.3	4.3	–
$ 713.5	$ 713.5	$ –
$ 471.6	$ 399.3	$ 72.3
66.10%	55.96%	10.14%

ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA

(In millions, except share amounts)	2006[7]	2005
CONSOLIDATED AVERAGE STATEMENTS OF CONDITION		
ASSETS		
Cash and due from banks	$ 210.6	$ 229.2
Short-term investments	52.8	33.7
Investment securities	1,893.1	1,876.6
Loans	7,699.8	7,047.1
Reserve for loan losses	(91.8)	(90.9)
Net loans	7,608.0	6,956.2
Other	730.6	707.3
Total	$10,495.1	$9,803.0
LIABILITIES AND STOCKHOLDERS' EQUITY		
Core deposits	$ 4,919.1	$4,866.6
National money market deposit accounts	17.6	–
National certificates $100,000 and over	2,803.9	2,306.6
Short-term borrowings	1,135.8	1,107.8
Other	164.9	167.0
Long-term debt	394.4	405.5
Total	9,435.7	8,853.5
Minority interest	0.3	0.2
Stockholders' equity	1,059.1	949.3
Total	$10,495.1	$9,803.0
CONSOLIDATED STATEMENTS OF INCOME		
Net interest income	$ 363.1	$ 328.9
Advisory fees:		
Wealth Advisory Services	192.0	172.1
Corporate Client Services	85.6	76.3
Cramer Rosenthal McGlynn	19.3	16.1
Roxbury Capital Management	1.2	1.4
Total advisory fees	298.1	265.9
Amortization of affiliate intangibles	(4.2)	(4.0)
Net advisory fees	293.9	261.9
Other noninterest income	52.0	50.6
Securities gains/(losses)	0.2	0.8
Total noninterest income	346.1	313.3
Net interest and noninterest income	709.2	642.2
Provision for loan losses	(21.3)	(11.8)
Salaries and employment benefits	242.5	225.0
Other noninterest expense	229.1[7]	145.1
Total noninterest expense	471.6	370.1
Income before income taxes, minority interest, and cumulative effect of change in accounting principle	216.3	260.3
Income tax expense	72.7	93.0
Net income before minority interest and cumulative effect of change in accounting principle	143.6	167.3
Minority interest	(0.2)	0.3
Net income before cumulative effect of change in accounting principle	143.8	167.0
Cumulative effect of change in accounting principle (net of income taxes of $0.6 in 2001)	–	–
Net income	$ 143.8	$ 167.0

Prior period numbers have been adjusted throughout this report for the retrospective adoption of stock-based compensation accounting.

[1] *1999 results included a $13.4 million one-time pre-tax charge for outsourcing data processing functions.*

[2] *Based on income before the cumulative effect of change in accounting principle or one-time pre-tax charge for outsourcing data processing functions.*

[3] *At year-end.*

[4] *Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.*

[5] *Net income less dividends paid as a percentage of prior year-end stockholders' equity.*

[6] *Adjusted for two-for-one stock split June 2002.*

[7] *2006 results included a $72.3 million non-cash goodwill impairment write-down.*

	2004	2003	2002	2001	2000	1999	1998	1997	1996	Compound growth rates 1996 to 2006	Compound growth rates 2001 to 2006
	$ 212.2	$ 190.2	$ 189.1	$ 215.8	$ 194.7	$ 198.0	$ 188.2	$ 190.2	$ 187.5	1.17%	(0.49)%
	23.8	28.5	28.2	28.7	29.5	31.5	31.1	22.4	26.5	7.14	12.97
	1,868.5	1,742.4	1,295.4	1,341.9	1,567.0	1,594.4	1,609.6	1,386.3	1,343.0	3.49	7.12
	6,470.4	6,060.0	5,691.3	5,235.3	5,053.1	4,530.4	4,156.4	3,921.5	3,602.4	7.89	8.02
	(90.3)	(86.7)	(83.0)	(77.8)	(75.3)	(73.3)	(66.2)	(56.7)	(50.8)	6.10	3.36
	6,380.1	5,973.3	5,608.3	5,157.5	4,977.8	4,457.1	4,090.2	3,864.8	3,551.6	7.92	8.09
	643.2	598.5	542.9	487.6	441.4	409.2	333.9	216.7	199.0	13.89	8.42
	$9,127.8	$8,532.9	$7,663.9	$7,231.5	$7,210.4	$6,690.2	$6,253.0	$5,680.4	$5,307.6	7.06%	7.73%
	$4,553.7	$4,356.2	$3,981.1	$3,675.0	$3,766.3	$4,004.5	$3,802.1	$3,561.8	$3,412.0	3.76%	6.08%
	–	–	–	–	–	–	–	–	–	–	–
	2,039.5	1,937.7	1,846.5	1,588.1	1,504.8	762.0	625.2	308.6	112.0	37.99	12.04
	1,116.3	975.7	821.1	1,027.7	1,145.9	1,138.1	1,076.5	1,188.2	1,195.8	(0.51)	2.02
	156.3	144.4	132.1	131.3	92.2	84.9	96.0	99.6	101.8	4.94	4.66
	407.3	345.8	160.5	166.3	168.0	168.0	125.9	43.0	30.9	29.00	18.85
	8,273.1	7,759.8	6,941.3	6,588.4	6,677.2	6,157.5	5,725.7	5,201.2	4,852.5	6.88	7.45
	0.4	0.1	0.1	–	–	–	–	–	–	–	–
	854.3	773.0	722.5	643.1	533.2	532.7	527.3	479.2	455.1	8.81	10.49
	$9,127.8	$8,532.9	$7,663.9	$7,231.5	$7,210.4	$6,690.2	$6,253.0	$5,680.4	$5,307.6	7.06%	7.73%
	$ 294.4	$ 277.1	$ 276.5	$ 258.9	$ 255.1	$ 245.9	$ 237.7	$ 230.0	$ 214.2	5.42%	7.00%
	155.6	140.4	126.9	109.6	104.5	98.1	88.8	81.8	70.1	10.60	11.87
	71.6	67.3	64.3	54.9	46.7	40.4	35.8	32.7	28.1	11.78	9.29
	10.9	5.3	7.7	6.3	1.6	4.1	4.9	–	–	–	25.10
	1.6	(2.3)	8.6	14.2	19.7	12.0	2.5	–	–	–	(38.99)
	239.7	210.7	207.5	185.0	172.5	154.6	132.0	114.5	98.2	11.74	10.01
	(2.5)	(1.7)	(1.3)	(8.2)	(7.5)	(6.2)	(3.2)	–	–	–	(12.52)
	237.2	209.0	206.2	176.8	165.0	148.4	128.8	114.5	98.2	11.59	10.70
	50.0	54.5	54.0	49.7	51.6	41.8	48.4	43.0	38.8	2.97	0.91
	(0.5)	0.7	2.0	1.5	(0.4)	1.3	6.7	–	1.2	(16.40)	(33.17)
	286.7	264.2	262.2	228.0	216.2	191.5	183.9	157.5	138.2	9.61	8.71
	581.1	541.3	538.7	486.9	471.3	437.4	421.6	387.5	352.4	7.24	7.81
	(15.6)	(21.6)	(22.0)	(19.9)	(21.9)	(17.5)	(20.0)	(21.5)	(16.0)	2.90	1.37
	210.5	190.8	187.5	172.2	167.9	151.7	141.0	133.3	121.6	7.15	7.09
	139.3	125.5	127.5	110.1	101.8	111.0[1]	92.2	77.9	72.7	12.16	15.78
	349.8	316.3	315.0	282.3	269.7	262.7	233.2	211.2	194.3	9.27	10.81
	215.7	203.4	201.7	184.7	179.7	157.2	168.4	154.8	142.1	4.29	3.21
	77.9	71.4	71.8	64.1	62.4	53.2	56.6	51.6	46.1	4.66	2.55
	137.8	132.0	129.9	120.6	117.3	104.0	111.8	103.2	96.0	4.11	3.55
	0.9	1.1	0.6	–	–	–	–	–	–	–	–
	136.9	130.9	129.3	120.6	117.3	104.0	111.8	103.2	96.0	4.12	3.58
	–	–	–	1.1	–	–	–	–	–	–	(100.00)
	$ 136.9	$ 130.9	$ 129.3	$ 121.7	$ 117.3	$ 104.0[1]	$ 111.8	$ 103.2	$ 96.0	4.12%	3.39%

(CONTINUED)

ELEVEN-YEAR SUMMARY OF SELECTED CONSOLIDATED FINANCIAL DATA (CONTINUED)

(In millions, except share amounts)	2006[7]	2005
Net income per share – diluted:		
Income before cumulative effect of change in accounting principle	$ 2.06	$ 2.43
Cumulative effect of change in accounting principle[6]	–	–
Net income per share – diluted[6]	$ 2.06	$ 2.43
Percentage change from prior year	(15)%	20%
SELECTED FINANCIAL RATIOS AND STATISTICS		
Net income as a percentage of:		
Average stockholders' equity[2]	13.58%	17.59%
Average total assets[2]	1.37	1.70
Loan quality:		
Percentage of average total loans:		
Net charge-offs	0.24%	0.14%
Nonaccruing loans	0.40	0.56
Percentage of total loans:		
Reserve for loan losses[3]	1.16	1.24
Selected per share data:		
Dividends paid[6]	$ 1.245	$ 1.185
Book value[3,6]	15.47	14.99
Stock price[3,6]	42.17	38.91
Assets under management:		
Wilmington Trust Company	$29,007.0	$25,998.2
Cramer Rosenthal McGlynn	10,623.8	8,899.0
Roxbury Capital Management	3,138.1	3,287.3
Combined assets under management	$42,768.9	$38,184.5
Staff members (full-time equivalents)[3]	2,562	2,469
Registered stockholders[3]	7,962	8,180
Net income per staff member (in thousands)[2]	$ 56.1	$ 67.6
Efficiency ratio[2,4]	66.10%	57.28%
Capital generation rate[2,5]	5.77%	9.54%
Risk-based capital ratio[3]	12.10%	11.84%
Price/earnings multiple[3]	20.08	15.75

Prior period numbers have been adjusted throughout this report for the retrospective adoption of stock-based compensation accounting.

[1] *1999 results included a $13.4 million one-time pre-tax charge for outsourcing data processing functions.*

[2] *Based on income before the cumulative effect of change in accounting principle or one-time pre-tax charge for outsourcing data processing functions.*

[3] *At year-end.*

[4] *Total other expenses as a percentage of net interest and other income on a tax-equivalent basis.*

[5] *Net income less dividends paid as a percentage of prior year-end stockholders' equity.*

[6] *Adjusted for two-for-one stock split June 2002.*

[7] *2006 results included a $72.3 million non-cash goodwill impairment write-down.*

2004	2003	2002	2001	2000	1999	1998	1997	1996	Compound growth rates 1996 to 2006	2001 to 2006
$ 2.02	$ 1.97	$ 1.95	$ 1.83	$ 1.80	$ 1.56	$ 1.63	$ 1.50	$ 1.38	4.09%	2.40%
–	–	–	0.02	–	–	–	–	–	–	(100.00)
$ 2.02	$ 1.97	$ 1.95	$ 1.85	$ 1.80	$ 1.56	$ 1.63	$ 1.50	$ 1.38	4.09%	2.17%
3%	1%	5%	3%	15%	(4)%	9%	9%	10%		
16.02%	16.93%	17.90%	18.92%	22.00%	19.52%	21.20%	21.54%	21.09%		
1.50	1.53	1.69	1.68	1.63	1.55	1.79	1.82	1.81		
0.24%	0.27%	0.31%	0.30%	0.44%	0.28%	0.29%	0.31%	0.32%		
0.87	0.75	0.74	0.73	0.80	0.64	0.74	0.73	1.13		
1.33	1.44	1.41	1.47	1.48	1.60	1.66	1.60	1.44		
$ 1.125	$ 1.065	$ 1.005	$ 0.945	$ 0.885	$ 0.825	$ 0.765	$ 0.705	$ 0.645		
13.49	12.18	11.35	10.48	9.17	7.72	8.20	7.52	6.86		
36.15	36.00	31.68	31.66	31.03	24.13	30.82	31.19	19.75		
$26,464.0	$24,352.8	$20,966.7	$23,829.2	$27,994.4	$25,529.7	$22,770.2	$18,740.7	$15,569.4		
6,927.2	4,698.6	3,512.0	4,643.0	3,495.0	3,204.0	4,319.0	–	–		
3,138.6	3,210.7	3,712.4	7,700.0	11,300.0	11,200.0	6,000.0	–	–		
$36,529.8	$32,262.1	$28,191.1	$36,172.2	$42,789.4	$39,933.7	$33,089.2	$18,740.7	$15,569.4		
2,428	2,307	2,361	2,316	2,299	2,434	2,442	2,428	2,418		
8,499	8,666	8,712	8,841	9,189	9,617	9,868	10,164	10,241		
$ 56.4	$ 56.7	$ 54.8	$ 52.5	$ 51.0	$ 42.7	$ 45.8	$ 42.5	$ 39.7		
59.73%	57.92%	57.93%	57.20%	56.35%	58.99%	54.23%	53.21%	53.59%		
7.70%	8.15%	9.24%	10.12%	12.04%	9.08%	12.03%	11.97%	11.23%		
11.68%	12.52%	10.19%	11.20%	10.83%	10.70%	12.49%	12.39%	12.02%		
17.63	18.09	16.08	16.93	17.05	15.27	18.46	20.39	14.11		

FIVE-YEAR ANALYSIS OF EARNINGS AND CONSOLIDATED STATEMENTS OF CONDITION

(Dollar amounts in millions; rates on a tax-equivalent basis)	2006		
	Average balance	Income/ expense	Average rate
ASSETS			
Federal funds sold and securities purchased under agreements to resell	$ 52.8	$ 2.7	5.04%
U.S. Treasury	156.5	6.0	3.76
Government agencies	478.9	20.4	4.20
Obligations of state and political subdivisions[1]	10.0	0.9	8.80
Preferred stock[1]	90.2	6.9	7.65
Mortgage-backed securities	761.9	32.9	4.15
Other securities[1]	395.6	24.2	6.14
Total investment securities	1,893.1	91.3	4.73
Commercial, financial, and agricultural loans	2,437.4	189.6	7.78
Real estate – construction loans	1,516.8	128.5	8.47
Mortgage – commercial loans	1,240.8	97.6	7.87
Total commercial loans	5,195.0	415.7	8.00
Mortgage – residential loans	495.2	28.7	5.80
Consumer loans	1,458.2	104.6	7.18
Loans secured with liquid collateral	551.4	36.1	6.54
Total retail loans	2,504.8	169.4	6.76
Total loans[1,2]	7,699.8	585.1	7.60
Total earning assets	9,645.7	679.1	7.01
Other assets	849.4		
Total assets	$10,495.1		
LIABILITIES AND STOCKHOLDERS' EQUITY			
Savings	$ 311.4	1.3	0.41
Interest-bearing demand	2,347.5	25.5	1.09
Certificates under $100,000	979.4	36.5	3.73
Local certificates $100,000 and over	521.7	23.3	4.48
Core interest-bearing deposits	4,160.0	86.6	2.08
National money market deposit accounts	17.6	1.0	5.39
National certificates $100,000 and over	2,803.9	143.7	5.12
Total interest-bearing deposits	6,981.5	231.3	3.31
Federal funds purchased and securities sold under agreements to repurchase	1,124.7	53.7	4.77
U.S. Treasury demand	11.1	0.5	4.77
Total short-term borrowings	1,135.8	54.2	4.77
Long-term debt	394.4	26.2	6.65
Total interest-bearing liabilities	8,511.7	311.7	3.66
Demand deposits	759.1		
Other noninterest funds	374.9		
Total funds used to support earning assets	9,645.7	311.7	3.22
Minority interest	0.3		
Stockholders' equity	1,059.1		
Equity used to support earning assets	(374.9)		
Other liabilities	164.9		
Total liabilities and stockholders' equity	$10,495.1		
Net interest income/margin[3]		367.4	3.79%
Tax-equivalent adjustment		(4.3)	
Net interest income		$363.1	

[1] *Tax-advantaged income has been adjusted to a tax-equivalent basis using a combined statutory federal and state income tax rate of 35% for all years.*

[2] *Loan balances include nonaccrual loans. Amortization of deferred loan fees is included in interest income.*

[3] *To compute the net interest margin, we divide net interest income on a fully tax-equivalent basis by total earning assets, on average.*

Note: Average rates are calculated using average balances based on historical cost and do not reflect market valuation adjustments.

2005			2004			2003			2002		
Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate	Average balance	Income/ expense	Average rate
$ 33.7	$ 1.1	3.39%	$ 23.8	$ 0.4	1.52%	$ 28.5	$ 0.4	1.26%	$ 28.2	$ 0.6	2.14%
124.4	3.9	3.05	189.0	5.6	2.97	308.1	8.8	2.90	413.2	15.0	3.71
363.8	14.1	3.85	262.2	10.2	3.92	190.7	7.7	4.16	171.1	9.6	5.75
11.5	1.0	8.75	13.5	1.1	8.70	16.4	1.4	9.00	17.2	1.5	8.98
94.0	6.9	7.50	120.9	9.1	7.41	118.4	8.8	7.44	86.4	7.4	8.19
925.0	38.4	4.07	973.6	39.8	4.05	861.1	36.3	4.23	428.5	23.9	5.76
357.9	16.9	4.73	309.3	9.7	3.15	247.7	7.4	2.95	179.0	6.6	3.56
1,876.6	81.2	4.28	1,868.5	75.5	4.03	1,742.4	70.4	4.07	1,295.4	64.0	5.01
2,462.1	152.2	6.19	2,374.4	107.9	4.55	2,209.3	97.0	4.39	2,005.5	104.2	5.20
982.3	67.4	6.87	731.8	35.7	4.88	612.4	27.5	4.49	448.0	22.8	5.09
1,229.1	79.3	6.46	1,168.6	58.9	5.04	1,044.1	55.7	5.34	998.5	63.6	6.37
4,673.5	298.9	6.40	4,274.8	202.5	4.74	3,865.8	180.2	4.66	3,452.0	190.6	5.52
438.6	25.9	5.89	453.8	27.4	6.04	585.2	39.1	6.67	777.1	53.8	6.92
1,329.3	84.8	6.38	1,134.1	67.7	5.97	1,037.9	68.1	6.56	1,008.5	73.4	7.28
605.7	28.6	4.72	607.7	17.5	2.88	571.1	15.4	2.69	453.7	15.5	3.42
2,373.6	139.3	5.86	2,195.6	112.6	5.13	2,194.2	122.6	5.58	2,239.3	142.7	6.37
7,047.1	438.2	6.22	6,470.4	315.1	4.87	6,060.0	302.8	5.00	5,691.3	333.3	5.86
8,957.4	520.5	5.80	8,362.7	391.0	4.67	7,830.9	373.6	4.78	7,014.9	397.9	5.69
845.6			765.1			702.0			649.0		
$9,803.0			$9,127.8			$8,532.9			$7,663.9		
$ 344.9	0.9	0.27	$ 369.1	0.7	0.18	$ 366.0	0.6	0.16	$ 353.9	0.9	0.25
2,303.8	19.9	0.86	2,311.1	11.6	0.50	2,183.9	9.2	0.42	1,735.2	10.1	0.58
824.4	21.1	2.56	768.3	15.6	2.03	834.4	22.3	2.67	891.2	31.2	3.51
401.5	12.1	3.01	177.7	3.0	1.69	138.6	2.4	1.74	169.5	4.4	2.60
3,874.6	54.0	1.39	3,626.2	30.9	0.85	3,522.9	34.5	0.98	3,149.8	46.6	1.48
–	–	–	–	–	–	–	–	–	–	–	–
2,306.6	77.4	3.36	2,039.5	29.3	1.44	1,937.7	29.2	1.50	1,846.5	41.4	2.24
6,181.2	131.4	2.13	5,665.7	60.2	1.06	5,460.6	63.7	1.17	4,996.3	88.0	1.76
1,096.3	35.1	3.20	1,106.8	18.1	1.64	964.1	14.4	1.50	792.1	17.3	2.19
11.5	0.3	3.04	9.5	0.1	1.10	11.6	0.1	0.87	29.0	0.4	1.46
1,107.8	35.4	3.20	1,116.3	18.2	1.63	975.7	14.5	1.49	821.1	17.7	2.16
405.5	20.9	5.15	407.3	13.7	3.36	345.8	13.5	3.91	160.5	10.6	6.60
7,694.5	187.7	2.44	7,189.3	92.1	1.28	6,782.1	91.7	1.35	5,977.9	116.3	1.95
992.0			927.5			833.3			831.3		
270.9			245.9			215.5			205.7		
8,957.4	187.7	2.09	8,362.7	92.1	1.10	7,830.9	91.7	1.18	7,014.9	116.3	1.67
0.2			0.4			0.1			0.1		
949.3			854.3			773.0			722.5		
(270.9)			(245.9)			(215.5)			(205.7)		
167.0			156.3			144.4			132.1		
$9,803.0			$9,127.8			$8,532.9			$7,663.9		
	332.8	3.71%		298.9	3.57%		281.9	3.60%		281.6	4.02%
	(3.9)			(4.5)			(4.8)			(5.1)	
	$ 328.9			$294.4			$277.1			$276.5	

FIVE-YEAR COMPARISON OF CONSOLIDATED AVERAGE STATEMENTS OF CONDITION

For the year ended December 31 (in millions)	2006	2005	2004	2003	2002
ASSETS					
Cash and due from banks	$ 210.6	$ 229.2	$ 212.2	$ 190.2	$ 189.1
Federal funds sold and securities purchased under agreements to resell	52.8	33.7	23.8	28.5	28.2
Investment securities:					
U.S. Treasury	156.5	124.4	189.0	308.1	413.2
Government agencies	478.9	363.8	262.2	190.7	171.1
Obligations of state and political subdivisions	10.0	11.5	13.5	16.4	17.2
Preferred stock	90.2	94.0	120.9	118.4	86.4
Mortgage-backed securities	761.9	925.0	973.6	861.1	428.5
Other securities	395.6	357.9	309.3	247.7	179.0
Total investment securities	1,893.1	1,876.6	1,868.5	1,742.4	1,295.4
Loans:					
Commercial, financial, and agricultural	2,437.4	2,462.1	2,374.4	2,209.3	2,005.5
Real estate – construction	1,516.8	982.3	731.8	612.4	448.0
Mortgage – commercial	1,240.8	1,229.1	1,168.6	1,044.1	998.5
Total commercial loans	5,195.0	4,673.5	4,274.8	3,865.8	3,452.0
Mortgage – residential	495.2	438.6	453.8	585.2	777.1
Consumer loans	1,458.2	1,329.3	1,134.1	1,037.9	1,008.5
Loans secured with liquid collateral	551.4	605.7	607.7	571.1	453.7
Total retail loans	2,504.8	2,373.6	2,195.6	2,194.2	2,239.3
Total loans net of unearned income	7,699.8	7,047.1	6,470.4	6,060.0	5,691.3
Reserve for loan losses	(91.8)	(90.9)	(90.3)	(86.7)	(83.0)
Net loans	7,608.0	6,956.2	6,380.1	5,973.3	5,608.3
Premises and equipment	150.6	148.9	152.0	153.4	140.8
Goodwill	339.6	341.4	290.9	244.1	234.0
Other intangibles	37.4	41.5	31.1	22.1	12.2
Other assets	203.0	175.5	169.2	178.9	155.9
Total assets	$10,495.1	$9,803.0	$9,127.8	$8,532.9	$7,663.9
LIABILITIES AND STOCKHOLDERS' EQUITY					
Deposits:					
Noninterest-bearing demand	$ 759.1	$ 992.0	$ 927.5	$ 833.3	$ 831.3
Interest-bearing:					
Savings	311.4	344.9	369.1	366.0	353.9
Interest-bearing demand	2,347.5	2,303.8	2,311.1	2,183.9	1,735.2
Certificates under $100,000	979.4	824.4	768.3	834.4	891.2
Local certificates $100,000 and over	521.7	401.5	177.7	138.6	169.5
Total core deposits	4,919.1	4,866.6	4,553.7	4,356.2	3,981.1
National money market deposit accounts	17.6	–	–	–	–
National certificates $100,000 and over	2,803.9	2,306.6	2,039.5	1,937.7	1,846.5
Total deposits	7,740.6	7,173.2	6,593.2	6,293.9	5,827.6
Short-term borrowings:					
Federal funds purchased and securities sold under agreements to repurchase	1,124.7	1,096.3	1,106.8	964.1	792.1
U.S. Treasury demand	11.1	11.5	9.5	11.6	29.0
Total short-term borrowings	1,135.8	1,107.8	1,116.3	975.7	821.1
Other liabilities	164.9	167.0	156.3	144.4	132.1
Long-term debt	394.4	405.5	407.3	345.8	160.5
Total liabilities	9,435.7	8,853.5	8,273.1	7,759.8	6,941.3
Minority interest	0.3	0.2	0.4	0.1	0.1
Stockholders' equity	1,059.1	949.3	854.3	773.0	722.5
Total liabilities and stockholders' equity	$10,495.1	$9,803.0	$9,127.8	$8,532.9	$7,663.9

FIVE-YEAR COMPARISON OF CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (in millions, except share amounts)	2006	2005	2004	2003	2002
NET INTEREST INCOME					
Interest income	$674.8	$516.6	$386.5	$368.8	$392.8
Interest expense	311.7	187.7	92.1	91.7	116.3
Net interest income	363.1	328.9	294.4	277.1	276.5
Provision for loan losses	(21.3)	(11.8)	(15.6)	(21.6)	(22.0)
Net interest income after provision for loan losses	341.8	317.1	278.8	255.5	254.5
NONINTEREST INCOME					
Advisory fees:					
Wealth Advisory Services	192.0	172.1	155.6	140.4	126.9
Corporate Client Services	85.6	76.3	71.6	67.3	64.3
Cramer Rosenthal McGlynn	19.3	16.1	10.9	5.3	7.7
Roxbury Capital Management	1.2	1.4	1.6	(2.3)	8.6
Total advisory fees	298.1	265.9	239.7	210.7	207.5
Amortization of affiliate intangibles	(4.2)	(4.0)	(2.5)	(1.7)	(1.3)
Advisory fees after amortization of affiliate intangibles	293.9	261.9	237.2	209.0	206.2
Service charges on deposit accounts	28.2	28.1	31.4	32.3	29.9
Other noninterest income	23.8	22.5	18.6	22.2	24.1
Securities gains/(losses)	0.2	0.8	(0.5)	0.7	2.0
Total noninterest income	346.1	313.3	286.7	264.2	262.2
Net interest and noninterest income	687.9	630.4	565.5	519.7	516.7
NONINTEREST EXPENSE					
Salaries and wages	154.4	139.8	134.7	124.1	119.5
Incentives and bonuses	39.8	38.0	35.1	31.1	35.4
Employment benefits	48.3	47.2	40.7	35.6	32.6
Net occupancy	25.7	22.4	21.2	20.6	20.4
Furniture, equipment, and supplies	38.3	34.7	32.1	28.2	31.9
Impairment write-down	72.3	–	–	–	–
Other noninterest expense	92.8	88.0	86.0	76.7	75.2
Total noninterest expense	471.6	370.1	349.8	316.3	315.0
NET INCOME					
Income before income taxes and minority interest	216.3	260.3	215.7	203.4	201.7
Income tax expense	72.7	93.0	77.9	71.4	71.8
Net income before minority interest	143.6	167.3	137.8	132.0	129.9
Minority interest	(0.2)	0.3	0.9	1.1	0.6
Net income	$143.8	$167.0	$136.9	$130.9	$129.3
Net income per share – basic	$2.10	$2.47	$2.05	$1.99	$1.97
Net income per share – *diluted*	$2.06	$2.43	$2.02	$1.97	$1.95
Weighted average shares outstanding (in thousands)					
Basic	68,413	67,688	66,793	65,869	65,617
Diluted	69,707	68,570	67,749	66,536	66,301
Net income as a percentage of:					
Average total assets	1.37%	1.70%	1.50%	1.53%	1.69%
Average stockholders' equity	13.58%	17.59%	16.02%	16.93%	17.90%
EXCLUDING IMPAIRMENT WRITE-DOWN					
Income before income taxes and minority interest	$216.3	$260.3	$215.7	$203.4	$201.7
Impairment write-down	72.3	–	–	–	–
Income before income taxes, minority interest and impairment write-down	288.6	260.3	215.7	203.4	201.7
Income tax expense	103.3	93.0	77.9	71.4	71.8
Net income before minority interest and impairment write-down	185.3	167.3	137.8	132.0	129.9
Minority interest	(0.2)	0.3	0.9	1.1	0.6
Net income before impairment write-down	$185.5	$167.0	$136.9	$130.9	$129.3
Net income per share – basic	$2.71	$2.47	$2.05	$1.99	$1.97
Net income per share – diluted	$2.66	$2.43	$2.02	$1.97	$1.95
Weighted average shares outstanding (in thousands)					
Basic	68,413	67,688	66,793	65,869	65,617
Diluted	69,707	68,570	67,749	66,536	66,301
Net income as a percentage of:					
Average total assets	1.76%	1.70%	1.50%	1.53%	1.69%
Average stockholders' equity	17.34%	17.59%	16.02%	16.93%	17.90%

SUMMARY OF CONSOLIDATED QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

For the year ended December 31	2006				2005			
(in millions, except share amounts)	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
NET INTEREST INCOME								
Interest income	$182.0	$175.0	$165.0	$152.8	$146.2	$134.9	$122.6	$112.9
Interest expense	89.6	82.0	74.6	65.5	58.7	51.2	42.5	35.3
Net interest income	92.4	93.0	90.4	87.3	87.5	83.7	80.1	77.6
Provision for loan losses	(6.5)	(6.6)	(4.2)	(4.0)	(2.0)	(2.9)	(3.8)	(3.1)
Net interest income after provision for loan losses	85.9	86.4	86.2	83.3	85.5	80.8	76.3	74.5
NONINTEREST INCOME								
Advisory fees:								
Wealth Advisory Services	51.3	47.1	47.0	46.3	42.7	43.5	42.4	43.5
Corporate Client Services	23.4	21.1	20.8	20.4	20.6	19.1	18.7	18.0
Cramer Rosenthal McGlynn	5.3	4.6	5.5	4.0	4.3	3.4	4.0	4.3
Roxbury Capital Management	0.1	–	0.3	0.9	0.6	0.3	0.2	0.3
Total advisory fees	80.1	72.8	73.6	71.6	68.2	66.3	65.3	66.1
Amortization of affiliate intangibles	(1.1)	(1.1)	(1.0)	(1.0)	(1.0)	(1.0)	(1.0)	(1.0)
Advisory fees after amortization of affiliate intangibles	79.0	71.7	72.6	70.6	67.2	65.3	64.3	65.1
Service charges on deposit accounts	7.1	7.3	7.0	6.9	7.3	7.4	6.7	6.7
Other noninterest income	6.2	5.5	6.8	5.2	5.3	7.0	5.4	4.8
Securities gains/(losses)	0.2	0.1	(0.1)	–	–	–	–	0.8
Noninterest income	92.5	84.6	86.3	82.7	79.8	79.7	76.4	77.4
Net interest and noninterest income	178.4	171.0	172.5	166.0	165.3	160.5	152.7	151.9
NONINTEREST EXPENSE								
Salaries and wages	40.3	39.5	37.8	36.9	36.4	35.4	35.0	32.9
Incentives and bonuses	10.3	8.9	10.3	10.3	8.8	9.3	10.1	9.8
Employment benefits	11.4	11.4	11.9	13.5	11.5	11.6	11.7	12.5
Net occupancy	6.7	6.7	6.3	5.9	6.1	5.5	5.1	5.7
Furniture, equipment, and supplies	10.3	9.2	9.9	9.0	8.4	8.7	9.0	8.4
Other noninterest expense:								
Advertising and contributions	3.2	2.2	2.1	1.9	2.5	2.4	2.1	2.1
Servicing and consulting fees	2.9	2.8	2.4	2.3	2.9	2.3	2.3	2.8
Subadvisor expense	2.3	2.7	2.9	2.8	2.5	2.7	1.7	2.6
Travel, entertainment, and training	3.4	2.5	2.3	2.2	2.6	2.6	1.9	1.7
Originating and processing fees	3.1	2.8	2.4	2.8	2.8	2.8	2.7	2.2
Other expense	11.0	9.9	10.0	9.9	10.0	10.2	10.1	9.6
Total other noninterest expense	25.9	22.9	22.1	21.9	23.3	23.0	20.8	21.0
Total noninterest expense before impairment	104.9	98.6	98.3	97.5	94.5	93.5	91.7	90.3
Impairment write-down	–	72.3	–	–	–	–	–	–
Total noninterest expense	104.9	170.9	98.3	97.5	94.5	93.5	91.7	90.3
NET INCOME								
Income before income taxes and minority interest	73.5	0.1	74.2	68.5	70.8	67.0	61.0	61.6
Income tax expense/(benefit)	26.3	(5.0)	27.2	24.3	24.3	24.1	22.4	22.4
Net income before minority interest	47.2	5.1	47.0	44.2	46.5	42.9	38.6	39.2
Minority interest	(0.3)	(0.1)	0.1	0.1	–	0.1	0.1	–
Net income	$ 47.5	$ 5.2	$ 46.9	$ 44.1	$ 46.5	$ 42.8	$ 38.5	$ 39.2
Net income per share – basic	$ 0.69	$ 0.08	$ 0.69	$ 0.65	$ 0.69	$ 0.63	$ 0.57	$ 0.58
Net income per share – diluted	$ 0.68	$ 0.07	$ 0.67	$ 0.64	$ 0.67	$ 0.62	$ 0.56	$ 0.57
EXCLUDING IMPAIRMENT WRITE-DOWN								
Income before income taxes and minority interest	$ 73.5	$ 0.1	$ 74.2	$ 68.5	$ 70.8	$ 67.0	$ 61.0	$ 61.6
Impairment write-down	–	72.3	–	–	–	–	–	–
Income before income taxes, minority interest, and impairment write-down	73.5	72.4	74.2	68.5	70.8	67.0	61.0	61.6
Income tax expense	26.3	25.6	27.2	24.3	24.3	24.1	22.4	22.4
Net income before minority interest and impairment write-down	47.2	46.8	47.0	44.2	46.5	42.9	38.6	39.2
Minority interest	(0.3)	(0.1)	0.1	0.1	–	0.1	0.1	–
Net income before impairment write-down	$ 47.5	$ 46.9	$ 46.9	$ 44.1	$ 46.5	$ 42.8	$ 38.5	$ 39.2
Net income per share – basic	$ 0.69	$ 0.68	$ 0.69	$ 0.65	$ 0.69	$ 0.63	$ 0.57	$ 0.58
Net income per share – diluted	$ 0.68	$ 0.68	$ 0.67	$ 0.64	$ 0.67	$ 0.62	$ 0.56	$ 0.57

CONSOLIDATED STATEMENTS OF CONDITION

As of December 31 (in millions, except share amounts)	2006	2005
ASSETS		
Cash and due from banks	$ 249.7	$ 264.0
Federal funds sold and securities purchased under agreements to resell	68.9	14.3
Investment securities available for sale	2,112.9	1,926.3
Investment securities held to maturity (fair value of $1.8 in 2006 and $2.6 in 2005)	1.7	2.5
Loans:		
Commercial, financial, and agricultural	2,533.5	2,461.3
Real estate – construction	1,663.9	1,233.9
Mortgage – commercial	1,296.1	1,223.9
Total commercial loans	5,493.5	4,919.1
Mortgage – residential	536.9	455.5
Consumer loans	1,517.0	1,438.3
Loans secured with liquid collateral	547.5	584.8
Total retail loans	2,601.4	2,478.6
Total loans net of unearned income	8,094.9	7,397.7
Reserve for loan losses	(94.2)	(91.4)
Net loans	8,000.7	7,306.3
Premises and equipment, net	150.3	147.6
Goodwill, net of accumulated amortization of $29.8 in 2006 and 2005	291.4	348.3
Other intangible assets, net of accumulated amortization of $25.7 in 2006 and $20.3 in 2005	35.4	36.2
Accrued interest receivable	74.0	54.5
Other assets	172.0	145.4
Total assets	$11,157.0	$10,245.4
LIABILITIES AND STOCKHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing demand	$ 913.6	$ 1,014.8
Interest-bearing:		
Savings	313.8	326.3
Interest-bearing demand	2,417.5	2,360.0
Certificates under $100,000	1,012.6	923.0
Local certificates $100,000 and over	474.4	436.5
Total core deposits	5,131.9	5,060.6
National money market deposit accounts	143.1	–
National certificates $100,000 and over	3,054.1	2,228.6
Total deposits	8,329.1	7,289.2
Short-term borrowings:		
Federal funds purchased and securities sold under agreements to repurchase	1,130.8	1,355.6
U.S. Treasury demand deposits	13.0	18.1
Line of credit	15.0	–
Total short-term borrowings	1,158.8	1,373.7
Accrued interest payable	75.2	45.7
Other liabilities	146.1	118.5
Long-term debt	388.5	400.4
Total liabilities	10,097.7	9,227.5
Minority interest	–	0.2
Stockholders' equity:		
Common stock: $1.00 par value, authorized 150,000,000 shares, issued 78,528,346 shares	78.5	78.5
Capital surplus	168.6	145.0
Retained earnings	1,130.4	1,071.7
Accumulated other comprehensive loss	(52.7)	(21.8)
Total contributed capital and retained earnings	1,324.8	1,273.4
Less: treasury stock: 10,068,832 shares in 2006 and 10,625,067 shares in 2005, at cost	(265.5)	(255.7)
Total stockholders' equity	1,059.3	1,017.7
Total liabilities and stockholders' equity	$11,157.0	$10,245.4

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31 (in millions, except share amounts)	2006	2005	2004
NET INTEREST INCOME			
Interest and fees on loans	$583.2	$436.6	$313.7
Interest and dividends on investment securities:			
Taxable interest	82.3	72.4	64.2
Tax-exempt interest	0.6	0.6	0.8
Dividends	6.0	5.9	7.4
Interest on federal funds sold and securities purchased under agreements to resell	2.7	1.1	0.4
Total interest income	674.8	516.6	386.5
Interest on deposits	231.3	131.4	60.2
Interest on short-term borrowings	54.2	35.4	18.2
Interest on long-term debt	26.2	20.9	13.7
Total interest expense	311.7	187.7	92.1
Net interest income	363.1	328.9	294.4
Provision for loan losses	(21.3)	(11.8)	(15.6)
Net interest income after provision for loan losses	341.8	317.1	278.8
NONINTEREST INCOME			
Advisory fees:			
Wealth Advisory Services:			
Trust and investment advisory fees	136.1	123.9	111.0
Mutual fund fees	20.2	17.8	19.2
Planning and other services	35.7	30.4	25.4
Total Wealth Advisory Services	192.0	172.1	155.6
Corporate Client Services:			
Capital markets services	37.0	34.3	31.7
Entity management services	26.8	23.6	22.6
Retirement services	11.5	10.7	9.2
Investment/cash management services	10.3	7.7	8.1
Total Corporate Client Services	85.6	76.3	71.6
Cramer Rosenthal McGlynn	19.3	16.1	10.9
Roxbury Capital Management	1.2	1.4	1.6
Total advisory fees	298.1	265.9	239.7
Amortization of affiliate intangibles	(4.2)	(4.0)	(2.5)
Advisory fees after amortization of affiliate intangibles	293.9	261.9	237.2
Service charges on deposit accounts	28.2	28.1	31.4
Loan fees and late charges	8.0	7.2	6.1
Card fees	9.2	8.1	8.6
Other noninterest income	6.6	7.2	3.9
Securities gains/(losses)	0.2	0.8	(0.5)
Total noninterest income	346.1	313.3	286.7
Net interest and noninterest income	$687.9	$630.4	$565.5

(CONTINUED)

For the year ended December 31 (in millions, except share amounts)	2006	2005	2004
NONINTEREST EXPENSE			
Salaries and wages	$154.4	$139.8	$134.7
Incentives and bonuses	39.8	38.0	35.1
Employment benefits	48.3	47.2	40.7
Net occupancy	25.7	22.4	21.2
Furniture, equipment, and supplies	38.3	34.7	32.1
Advertising and contributions	9.4	9.1	8.5
Servicing and consulting fees	10.4	10.2	11.6
Subadvisor expense	10.7	9.4	9.5
Travel, entertainment, and training	10.4	8.8	8.7
Originating and processing fees	11.1	10.5	9.0
Impairment write-down	72.3	–	–
Other noninterest expense	40.8	40.0	38.7
Total noninterest expense	471.6	370.1	349.8
NET INCOME			
Income before income taxes and minority interest	216.3	260.3	215.7
Income tax expense	72.7	93.0	77.9
Net income before minority interest	$143.6	$167.3	$137.8
Minority interest	(0.2)	0.3	0.9
Net income	$143.8	$167.0	$136.9
Net income per share:			
Basic	$ 2.10	$ 2.47	$ 2.05
Diluted	$ 2.06	$ 2.43	$ 2.02
Weighted average shares outstanding (in thousands):			
Basic	68,413	67,688	66,793
Diluted	69,707	68,570	67,749

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In millions, except share amounts)	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total
2006						
Balance at January 1, 2006	$78.5	$145.0	$1,071.7	$(21.8)	$(255.7)	$1,017.7
Comprehensive income:						
Net income	–	–	143.8	–	–	143.8
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $2.9	–	–	–	5.0	–	5.0
Reclassification adjustment for security gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.1)	–	(0.1)
Net unrealized losses on securities				4.9		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(1.4)	–	–	–	(2.6)	–	(2.6)
Foreign currency translation adjustments, net of income taxes of $0.7	–	–	–	1.2	–	1.2
Total comprehensive income						147.3
Minimum pension liability adjustment, net of income taxes of $(12.9)	–	–	–	(23.9)	–	(23.9)
OPEB minimum liability adjustment, net of income taxes of $(3.9)	–	–	–	(7.1)	–	(7.1)
SERP liability adjustment, net of income taxes of $(1.8)	–	–	–	(3.4)	–	(3.4)
Cash dividends paid: $1.245 per share	–	–	(85.1)	–	–	(85.1)
Common stock issued under employment benefit plans and to the Board of Directors (1,219,231 shares issued)	–	12.1	–	–	19.3	31.4
Stock-based compensation expense	–	7.0	–	–	–	7.0
Acquisition of treasury stock (662,996 shares acquired)	–	–	–	–	(29.1)	(29.1)
Tax benefits from stock-based compensation costs	–	4.5	–	–	–	4.5
Balance at December 31, 2006	$78.5	$168.6	$1,130.4	$(52.7)	$(265.5)	$1,059.3
2005						
Balance at January 1, 2005	$78.5	$129.7	$ 984.9	$(22.7)	$(261.0)	$ 909.4
Comprehensive income:						
Net income	–	–	167.0	–	–	167.0
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(10.3)	–	–	–	(18.3)	–	(18.3)
Reclassification adjustment for security gains included in net income, net of income taxes of $(0.3)	–	–	–	(0.5)	–	(0.5)
Net unrealized losses on securities				(18.8)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.1)	–	(0.1)
Foreign currency translation adjustments, net of income taxes of $(0.2)	–	–	–	(0.5)	–	(0.5)
Minimum pension liability adjustment, net of income taxes of $10.6	–	–	–	19.7	–	19.7
SERP liability adjustment, net of income taxes of $0.3	–	–	–	0.6	–	0.6
Total comprehensive income						167.9
Cash dividends paid: $1.185 per share	–	–	(80.2)	–	–	(80.2)
Common stock issued under employment benefit plans and to the Board of Directors (551,509 shares issued)	–	7.6	–	–	7.2	14.8
Stock-based compensation expense	–	6.6	–	–	–	6.6
Acquisition of treasury stock (53,652 shares acquired)	–	–	–	–	(1.9)	(1.9)
Tax benefits from stock-based compensation costs	–	1.1	–	–	–	1.1
Balance at December 31, 2005	$78.5	$145.0	$1,071.7	$(21.8)	$(255.7)	$1,017.7

(CONTINUED)

(In millions, except share amounts)	Common stock	Capital surplus	Retained earnings	Accumulated other comprehensive loss	Treasury stock	Total
2004						
Balance at January 1, 2004	$78.5	$ 83.6	$ 923.0	$(16.1)	$(264.6)	$ 804.4
Comprehensive income:						
Net income	–	–	136.9	–	–	136.9
Other comprehensive income, net of tax						
Unrealized losses on securities, net of income taxes of $(2.3)	–	–	–	(4.1)	–	(4.1)
Reclassification adjustment for security losses included in net income, net of income taxes of $0.2	–	–	–	0.3	–	0.3
Net unrealized losses on securities				(3.8)		
Reclassification adjustment for derivative gains included in net income, net of income taxes of $(0.1)	–	–	–	(0.2)	–	(0.2)
Foreign currency translation adjustments, net of income taxes	–	–	–	0.1	–	0.1
Minimum pension liability adjustment, net of income taxes of $(0.9)	–	–	–	(1.7)	–	(1.7)
SERP liability adjustment, net of income taxes of $(0.6)	–	–	–	(1.0)	–	(1.0)
Total comprehensive income						130.3
Cash dividends paid: $1.125 per share	–	–	(75.0)	–	–	(75.0)
Common stock issued under employment benefit plans and to the Board of Directors (575,660 shares issued)	–	7.2	–	–	7.3	14.5
Stock-based compensation expense	–	5.8	–	–	–	5.8
Common stock issued for purchase of subsidiary (1,316,654 shares issued)	–	32.2	–	–	16.2	48.4
Acquisition of treasury stock (550,224 shares acquired)	–	–	–	–	(19.9)	(19.9)
Tax benefits from stock-based compensation costs	–	0.9	–	–	–	0.9
Balance at December 31, 2004	$78.5	$129.7	$ 984.9	$(22.7)	$(261.0)	$ 909.4

See Notes to Consolidated Financial Statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 (in millions)	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$ 143.8	$ 167.0	$ 136.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	21.3	11.8	15.6
Provision for depreciation and other amortization	21.8	19.3	19.6
Impairment write-down	72.3	–	–
Amortization of other intangible assets	5.4	5.3	3.9
Minority interest in net income	(0.2)	0.3	0.9
Amortization of investment securities available for sale discounts and premiums	0.3	3.8	12.1
Deferred income taxes	(32.5)	5.9	8.5
Originations of residential mortgages available for sale	(82.4)	(114.0)	(78.5)
Gross proceeds from sales of residential mortgages	83.2	115.6	79.9
Gains on sales of residential mortgages	(0.8)	(1.6)	(1.4)
Securities (gains)/losses	(0.2)	(0.8)	0.5
Employer pension contributions	(15.0)	(25.0)	(12.0)
Stock-based compensation expense	7.0	6.6	5.8
Tax benefit realized on employee exercise of stock options	(4.5)	(1.1)	(0.9)
Decrease/(increase) in other assets	27.6	(24.6)	(12.2)
Increase in other liabilities	22.2	40.6	20.4
Net cash provided by operating activities	$ 269.3	$ 209.1	$ 199.1
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	$ 28.4	$ 28.4	$ 67.4
Proceeds from maturities of investment securities available for sale	1,404.0	528.4	1,360.3
Proceeds from maturities of investment securities held to maturity	0.8	0.7	1.1
Purchases of investment securities available for sale	(1,611.4)	(705.3)	(1,381.2)
Purchases of investment securities held to maturity	–	(0.1)	–
Investments in affiliates	(13.3)	–	(15.7)
Cash paid for purchase of subsidiary	(4.7)	(0.6)	(56.1)
Purchase of minority interest	–	–	(1.4)
Purchase of client list	(0.9)	–	–
Purchases of residential mortgages	(11.7)	(9.4)	(9.9)
Net increase in loans	(704.0)	(635.4)	(543.6)
Purchases of premises and equipment	(24.1)	(17.0)	(42.1)
Dispositions of premises and equipment	1.7	0.8	24.9
Increase in interest rate floor contracts	(20.7)	(0.2)	–
Swap termination	(12.7)	–	–
Net cash used for investing activities	$ (968.6)	$(809.7)	$ (596.3)

(CONTINUED)

For the year ended December 31 (in millions)	2006	2005	2004
FINANCING ACTIVITIES			
Net increase/(decrease) in demand, savings, and interest-bearing demand deposits	$ 86.9	$(215.7)	$ 158.2
Net increase in certificates of deposit	953.0	633.0	136.5
Net (decrease)/increase in federal funds purchased and securities sold under agreements to repurchase	(224.8)	235.4	299.7
Net decrease in U.S. Treasury demand deposits	(5.1)	(19.0)	(11.2)
Maturity of long-term debt	(7.5)	–	–
Net increase/(decrease) in line of credit	15.0	–	(8.0)
Cash dividends	(85.1)	(80.2)	(75.0)
Distributions to minority shareholders	–	(0.2)	(0.8)
Proceeds from common stock issued under employment benefit plans	31.4	14.8	14.5
Tax benefit realized on employee exercise of stock options	4.5	1.1	0.9
Acquisition of treasury stock	(29.1)	(1.9)	(19.9)
Net cash provided by financing activities	739.2	567.3	494.9
Effect of foreign currency translation on cash	0.4	(0.3)	0.2
Increase/(decrease) in cash and cash equivalents	40.3	(33.6)	97.9
Cash and cash equivalents at beginning of year	278.3	311.9	214.0
Cash and cash equivalents at end of year	$ 318.6	$ 278.3	$ 311.9
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 282.3	$ 167.6	$ 90.1
Taxes	104.3	80.5	81.8
Change in minimum pension, SERP, and OPEB liabilities, net of taxes	$ 34.4	$ (20.3)	$ 2.7
Liabilities were assumed in conjunction with the acquisitions of PwC Corporate Services (Cayman) Limited; Cramer Rosenthal McGlynn, LLC; GTBA Holdings, Inc; and Wilmington Trust SP Services (London) Limited, as follows:			
Book value of assets acquired	$ 0.3	$ 0.1	$ 5.3
Goodwill and other intangible assets acquired	19.2	12.6	116.9
Common stock issued	–	–	(48.4)
Cash paid	(18.9)	(0.6)	(71.8)
Liabilities assumed	$ 0.6	$ 12.1	$ 2.0

See Notes to Consolidated Financial Statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. NATURE OF BUSINESS

Wilmington Trust Corporation (the Corporation) is (we are) a Delaware corporation and a financial holding company under the Bank Holding Company Act. We are a relationship management company that helps clients increase and preserve their wealth. We do this by engaging in deposit-taking, lending, fiduciary, wealth management, investment advisory, financial planning, insurance, and broker-dealer activities.

We manage our company through three businesses, each of which targets specific types of clients, provides different kinds of services, and has a different geographic scope. Because we actively seek to deepen our client relationships to the fullest extent possible, many of our clients use services from more than one and, in some cases, all three of these businesses.

Regional Banking. We offer Regional Banking services throughout the Delaware Valley region, which we define as the state of Delaware; areas that are geographically adjacent to Delaware along the I-95 corridor from Princeton, New Jersey, to the Baltimore-Washington, D.C. area; and Maryland's Eastern Shore. We offer commercial banking services throughout this region, targeting family-owned or closely held businesses with annual sales of up to $250 million. We target our retail banking activities to clients in the state of Delaware. Our lending services include commercial loans, commercial and residential mortgages, and construction and consumer loans. Our deposit products include demand checking, certificates of deposit, negotiable order of withdrawal accounts, and various savings and money market accounts.

Corporate Client Services. This business serves national and multinational institutions with a variety of trust, custody, administrative, and investment management services that support capital markets transactions, entity management, and retirement plans. The capital markets component of this business provides services that support structured finance transactions like securitizations, collateralized debt obligations, and leveraged leases. The entity management component helps clients establish "nexus," or legal presence, in jurisdictions in the United States, the Caribbean, and Europe which offer favorable legal and tax considerations. The entity management component also provides captive insurance management services. The retirement services component provides trust and custodian services for retirement plans.

Wealth Advisory Services. This business serves individuals and families with substantial wealth. We target clients who have liquid assets of $10 million or more. We offer financial planning, asset management, investment counseling, trust services, estate settlement, private banking, tax preparation, mutual fund services, broker-dealer services, insurance services, business management services, and family office services. Our services help high-net-worth clients preserve and protect their wealth; minimize taxes; transfer wealth to future generations; support charitable endeavors; and manage their business affairs.

We provide our services through various legal entities and subsidiaries that we own wholly or in part. Our primary wholly owned subsidiary is Wilmington Trust Company, a Delaware-chartered bank and trust company formed in 1903. We have 47 branch offices in Delaware.

We own two other depository institutions through which we conduct business in the United States outside of Delaware:

- Wilmington Trust of Pennsylvania, a Pennsylvania-chartered bank and trust company with five offices: one each in center city Philadelphia, Bethlehem, Doylestown, Villanova, and West Chester, Pennsylvania.
- Wilmington Trust FSB, a federally chartered savings bank, through which we conduct business from two offices in California, four offices in Florida, two offices in Maryland, and one office each in Georgia, Nevada, New Jersey, and New York.

We also own five registered investment advisors:

- Rodney Square Management Corporation, which oversees the Wilmington family of mutual funds.
- Wilmington Trust Investment Management, LLC (WTIM), which sets our investment and asset allocation policies, and selects the independent asset managers we use in our investment consulting services. Prior to January 2005, WTIM was known as Balentine & Company, LLC.
- Grant Tani Barash & Altman, LLC (GTBA) and Grant, Tani, Barash & Altman Management, Inc., the Beverly Hills-based firm through which we offer business management and family office services.
- Wilmington Family Office, Inc. (WFO), through which we provide family office services.

We also own four investment holding companies:

- WT Investments, Inc. (WTI), which holds interests in five asset management firms: our two affiliate money managers, Cramer Rosenthal McGlynn, LLC and Roxbury Capital Management, LLC; Clemente Capital, Inc.; Camden Partners Holdings, LLC; and Camden Partners Private Equity Advisors, LLC. WTI also holds our interest in Wilmington Trust Conduit Services, LLC, which provides conduit servicing for special purpose vehicles.

- Wilmington Trust (UK) Limited, through which we conduct business outside the United States through Wilmington Trust SP Services (London) Limited and its subsidiaries. Prior to January 2006, Wilmington Trust SP Services (London) Limited was known as SPV Management Limited.
- GTBA Holdings, Inc. (GTBAH), through which we conduct the business of GTBA, Grant, Tani, Barash & Altman Management, Inc., and WFO.
- Wilmington Trust CI Holdings Limited, which owns Wilmington Trust Corporate Services (Cayman) Limited and its subsidiaries.

In addition to the locations noted above, we and our affiliates have offices in Connecticut; South Carolina; Vermont; the Cayman Islands; the Channel Islands; Dublin, Ireland; London, England; and Frankfurt, Germany.

We compete for deposits, loans, assets under management, and the opportunity to provide trust, investment management, brokerage, and other services related to financial planning and management. Our competitors include other trust companies, full-service banks, deposit-taking institutions, mortgage lenders, credit card issuers, credit acceptance corporations, securities dealers, asset managers, investment advisors, mutual fund companies, insurance companies, and other financial institutions.

We are subject to the regulations of, and undergo periodic examinations by, the Federal Reserve Bank, Federal Deposit Insurance Corporation, Office of Thrift Supervision, Delaware Department of Banking, Pennsylvania Department of Banking, other U.S. federal and state regulatory agencies, and the regulatory agencies of other countries in which we conduct business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

We maintain our accounting records and prepare our financial statements in accordance with U.S. generally accepted accounting principles and reporting practices prescribed for the banking industry. Using these principles, we make estimates and assumptions about the amounts we report in our financial statements and notes, including amounts for revenue recognition, the reserve for loan losses, stock-based employee compensation, goodwill impairments, loan origination fees, mortgage servicing assets, and other items. Actual results may differ from our estimates.

The paragraphs that follow summarize our significant accounting policies. We abbreviate the names of accounting authorities and regulatory bodies in this and all subsequent Notes to Consolidated Financial Statements as follows:

APB: Accounting Principles Board
ARB: Accounting Research Bulletin
FASB: Financial Accounting Standards Board
FIN: Financial Interpretation (Number)
GAAP: U.S. generally accepted accounting principles
SAB: Staff Accounting Bulletin
SEC: Securities and Exchange Commission
SFAS: Statement of Financial Accounting Standards
EITF: Emerging Issues Task Force

Consolidation. Our consolidated financial statements include the accounts of Wilmington Trust Corporation, our wholly owned subsidiaries, and the subsidiaries in which we are majority owner, with the exception of Cramer Rosenthal McGlynn (CRM). For information on how we account for CRM, Roxbury Capital Management (RCM), and other subsidiaries and affiliates, please read Note 4, "Affiliates and acquisitions," on page 75 of this report. We eliminate intercompany balances and transactions in consolidation. We have reclassified certain prior year amounts to conform to current year presentation.

Cash. We account for cash and cash equivalents in our balance sheet as "Cash and due from banks" and "Federal funds sold and securities purchased under agreements to resell."

Investment securities. We classify debt securities that we have the intent and ability to hold until they mature as "held to maturity," and carry them at historical cost, adjusted for any amortization of premium or accretion of discount. We carry marketable equity and debt securities classified as "available for sale" at fair value, and we report their unrealized gains and losses, net of taxes, as part of "Other comprehensive income" within stockholders' equity. We include realized gains and losses, and declines in value judged to be other than temporary, in earnings. We use the specific identification method to determine the cost of a security we have sold. We amortize premiums and accrete discounts as an adjustment of a security's yield using the interest method, adjusted for the effects of prepayments on the underlying assets. We do not hold investment securities for trading purposes. For more information about our investment securities, please read Note 6, "Investment securities," which begins on page 77 of this report, and Note 13, "Fair value of financial instruments," which begins on page 84 of this report.

Loans. We generally state loans at their outstanding unpaid principal balance, net of any deferred fees or costs on originated loans, and net of any unamortized premiums or discounts on purchased loans. We accrue and recognize interest income based on the principal amount outstanding. We defer loan origination fees, net of certain direct origination costs, and we amortize the net amounts over the contractual lives of the loans as adjustments to the yield, using the interest method.

When we doubt that we will be able to collect interest or principal, we stop accruing interest. We consider a loan impaired when it is probable that the borrower will be unable to pay all amounts due according to the contractual terms of the loan agreement. We generally place loans, including those determined impaired under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," on nonaccrual status after they have become 90 days past due. For installment and revolving consumer loans, we accrue interest income until we charge off the loan, which generally occurs when installment loans are 120 days past due and revolving consumer loans are 180 days past due. We continue to pursue collection on nonaccruing and charged-off loans. We apply subsequent payments on nonaccruing loans to the outstanding principal balance of the loan or we record the payments as interest income, depending on how the loan is collateralized and the likelihood, in our opinion, of ultimately collecting the principal.

We return loans we have not charged off to accrual status when all principal and interest delinquencies become current, and when we are reasonably assured that contractual payments will continue. Normally this occurs after six months of satisfactory payment performance.

Reserve for loan losses. We establish a reserve for loan losses in accordance with GAAP by charging a provision for loan losses against income. The reserve reflects our best estimate of known and inherent loan losses, based on subjective judgments about the likelihood that loans will be repaid. In calculating the reserve, we consider current micro- and macro-economic factors, historical net loss experience, current delinquency trends, movements within our internal risk rating classifications, and other factors. On a quarterly basis:

- We charge loans deemed uncollectible against the reserve.
- We credit recoveries, if any, to the reserve.
- We reassess the level of the reserve.
- We have the reserve evaluated by staff members who do not have lending responsibilities.

We have applied our reserve methodology consistently for all periods presented. The process we use to calculate the reserve has provided an appropriate reserve over an extended period of time, and we believe that our methodology is sound.

For commercial loans, we maintain reserve allocations at various levels. We base these impairment reserves on the present value of anticipated cash flows discounted at the loan's effective interest rate at the date the loan is determined to be impaired or, for collateral-dependent loans, the fair value of the collateral. For collateral-dependent loans, we obtain appraisals for all significant properties. Specific reserve allocations represent subjective estimates of probable losses and consider estimated collateral shortfalls. For commercial loans that are not subject to specific impairment allocations, we assign a general reserve based on an eight-point risk rating classification system that we maintain internally. Our definitions and reserve allocation percentages have been used consistently for all periods presented and have provided us with appropriate reserves.

For retail loans, we use historical trend data to determine reserve allocations. We establish specific allocations for problem credits, which typically are loans that are nearing charge-off status under our charge-off policy guidelines. We establish general allocations for the remainder of the retail portfolio by applying a ratio to the outstanding balances that considers the net loss experience recognized over a historical period for the respective loan product. We adjust the allocations as necessary.

A portion of the reserve remains unallocated. This portion represents probable inherent losses caused by certain business conditions we have not accounted for otherwise. These conditions include current economic and market conditions, the complexity of the loan portfolio, payment performance, migration within the internal risk rating classification, the amount of loans we seriously doubt will be repaid, the impact of litigation, and bankruptcy trends.

Various regulatory agencies, as an integral part of their examination processes, periodically review the reserves of our banking affiliates. These agencies base their judgments on information that is available to them when they conduct their examinations, and they may require us to adjust the reserve.

Determining the reserve is inherently subjective. Estimates we make, including estimates of the amounts and timing of payments we expect to receive on impaired loans, may be susceptible to significant change. If actual circumstances differ substantially from the assumptions we used to determine the reserve, future adjustments to the reserve may be necessary, which could have a material effect on our financial performance.

Premises and equipment. We record premises and equipment at cost, less accumulated depreciation. We capitalize and depreciate fixed assets and improvements on the straight-line basis over the estimated useful life of the asset as follows:

- Buildings and improvements over an estimated useful life of 39 years.
- Leasehold improvements over the lesser of the asset's useful life or the life of the lease plus renewal options.
- Furniture and equipment over the asset's estimated useful life of three, five, or seven years.

We include gains or losses on dispositions of property and equipment in income as they are realized.

Goodwill and other intangible assets. We account for goodwill and other intangible assets of our consolidated subsidiaries in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." All of the goodwill on our books is related to acquisitions we have made and firms in which we have invested, such as affiliate money managers CRM and RCM. The amount we initially record as goodwill reflects the value assigned to the asset at the time of acquisition or investment. To ensure that the amount of goodwill recorded does not exceed the actual fair value of the goodwill, we perform goodwill impairment tests at least annually, or when events occur or circumstances change that would more likely than not reduce the fair value of the acquisition or investment. Our impairment testing methodology for our consolidated subsidiaries is consistent with the methodology prescribed in SFAS No. 142. For our unconsolidated affiliates, our impairment testing methodology is in accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock." If impairment testing indicates that the fair value of the asset is less than its book value, we are required to record an impairment expense in our income statement.

A substantial and permanent loss of either client accounts and/or assets under management at CRM or RCM would trigger impairment testing using a discounted cash flow approach. A decline in the fair value of our investment in either of these firms could cause us to record an impairment expense. In 2006, we recorded an impairment expense associated with RCM. For more information about the RCM impairment, please read Note 10, "Goodwill and other intangible assets," which begins on page 81 of this report.

We amortize other intangible assets on the straight-line or sum-of-the years'-digits basis over the estimated useful life of the asset. We currently amortize mortgage servicing rights over an estimated useful life of approximately eight years, and client lists over an estimated useful life of 10 to 20 years.

Other real estate owned (OREO). OREO consists of property that we have acquired through foreclosure, by accepting a deed in lieu of foreclosure, or by taking possession of assets that were used as loan collateral. We account for OREO as a component of "Other assets" on our balance sheet at the lower of a) the asset's cost, or b) the asset's estimated fair value less cost to sell, based on current appraisals.

Derivative financial instruments. We use derivative financial instruments, such as interest rate swaps and floors, to manage interest rate risk and to help commercial lending clients manage interest rate risk. We do not hold or issue derivative financial instruments for trading purposes.

We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. We record the income and expense associated with derivatives as components of interest income or interest expense in our Statement of Income. We record the fair value of derivatives as other assets or other liabilities in our Statement of Condition. To determine a derivative's fair value, we use external pricing models that use assumptions about market conditions and risks that are current as of the reporting date.

We recognize changes in the fair value of derivatives in our Statement of Income, unless they meet specific accounting criteria prescribed by SFAS No. 133. If we use a derivative to hedge our exposure to changes in the fair value of a recognized asset or liability, the derivative is a fair value hedge under SFAS No. 133. We recognize the gain or loss of a fair value hedge in earnings, and we attribute the offsetting loss or gain on the hedged item to the risk being hedged. If we use a derivative to hedge our exposure to variable cash flows of a forecasted transaction, the derivative is a cash flow hedge under SFAS No. 133. For a cash flow hedge, we initially recognize the effective portion of the change in fair value as a component of "Other comprehensive income," and subsequently reclassify it into earnings when the forecasted transaction affects earnings. We recognize the ineffective portion of the gain or loss in earnings immediately.

For interest rate floors, we record changes in fair value that are determined to be ineffective as a component of "Other non-interest income." We record the effective portion of the change in fair value as a component of "Other comprehensive income." We amortize the premiums we pay for interest rate floor contracts over the life of each floor and recognize those payments as an offset to interest income.

For more information about derivatives, please read Note 13, "Fair value of financial instruments," which begins on page 84 of this report, and Note 14, "Derivative financial instruments," which begins on page 86 of this report.

Revenue recognition. With the exception of nonaccrual loans, we recognize all sources of income on the accrual basis. This includes interest income, advisory fees, income from affiliate money managers, service charges, loan fees, late charges, and other noninterest income. We recognize interest income from nonaccrual loans on the cash basis.

Stock-based compensation plans. Effective January 1, 2006, we adopted SFAS No. 123 (revised), "Share-Based Payment," using the modified retrospective method. SFAS No. 123 (revised) requires us to recognize the fair value of stock-based awards in our income statement over their vesting periods. The vesting period is the amount of time after the grant of stock-based awards that recipients must remain employed by us before they may exercise their options and/or acquire their awards. The stock-based compensation expense we record includes estimates of forfeitures. We use the Black-Scholes valuation method to estimate the fair value of stock awards. For more information about our stock-based compensation plans, please read Note 18, "Stock-based compensation plans," which begins on page 93 of this report.

Pension accounting. As of December 31, 2006, we account for our pension and other postretirement benefits under SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R," which requires us to recognize the funded status of our plans in our Statement of Condition (balance sheet) and to recognize changes in the funded status of these plans in our Statement of Income as "Other comprehensive income" in the year in which the changes occur. Other requirements of FASB Statements No. 87, 88, 106, and 132R remain in effect and we account for our plans under these statements as applicable. For more information about these plans, please read Note 17, "Pension and other postretirement benefits," which begins on page 88 of this report.

Income taxes. We use the asset and liability method to account for income taxes. Under this method, deferred tax assets and liabilities are determined based on the differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. These temporary differences are measured at prevailing enacted tax rates that will be in effect when the differences are settled or realized.

Our consolidated federal tax return excludes subsidiaries Brandywine Life Insurance Company; Rodney Square Investors, L.P.; Wilmington Trust (Cayman), Ltd.; Wilmington Trust CI Holdings Limited (WTCIH); Wilmington Trust (Channel Islands), Ltd.; and Wilmington Trust (UK) Limited (WTL). Subsidiaries Brandywine Life Insurance Company and Rodney Square Investors, L.P., file federal tax returns separately. Wilmington Trust (Cayman), Ltd.; WTCIH; Wilmington Trust (Channel Islands), Ltd.; and WTL are foreign companies not subject to U.S. federal income taxes.

We record low-income housing and rehabilitation investment tax credits using the equity and the effective yield methods, respectively, in accordance with EITF Abstract No. 94-1.

Per-share data. We use the weighted average number of shares outstanding during each year to calculate basic net income per share. Diluted net income per share includes the dilutive effect of shares issuable under stock option plans and employee stock purchase plan subscriptions. For more information about our earnings per share calculations, please read Note 20, "Earnings per share," on page 98 of this report.

Comprehensive income. We account for unrealized gains or losses on our available-for-sale securities, additional minimum pension liabilities, derivative gains and losses, and foreign currency translation adjustments in comprehensive income, in accordance with SFAS No. 130, "Reporting Comprehensive Income."

3. RECENT ACCOUNTING PRONOUNCEMENTS

SFAS No. 155. In February 2006, FASB issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments." SFAS No. 155 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to permit fair value remeasurement of any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the entire instrument is accounted for on the fair value basis. Also, SFAS No. 155 amends SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities – a replacement of FASB Statement No. 125," by eliminating the prohibition on a qualified special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest in other than another derivative financial instrument. SFAS No. 155 will be effective for all financial instruments acquired or issued in our fiscal year beginning January 1, 2007. We do not expect the adoption of SFAS No. 155 to have a material impact on our financial statements.

SFAS No. 156. In March 2006, FASB issued SFAS No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140." Along with addressing the recognition and measurement of separately recognized servicing assets and servicing liabilities, SFAS No. 156 provides for fair value measurement of servicing assets and liabilities at each reporting period, with changes in fair value reported in earnings in the period in which changes occur. The fair value measurement method provides an approach to simplify efforts to obtain hedge-like accounting for servicing assets and servicing liabilities. SFAS No. 156 will be effective for us with the fiscal year that begins on January 1, 2007. We do not expect the adoption of SFAS No. 156 to have a material impact on our financial statements.

FIN 48. In June 2006, FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 provides guidance on financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. According to the Interpretation, a tax position is recognized if it is more likely than not that the tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If the tax position meets the more-likely-than-not recognition threshold, the position is measured to determine the amount of benefit to recognize and should be measured at the largest amount of benefit that is more than 50 percent likely of being realized upon ultimate settlement. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 will be effective for us with the fiscal year that begins on January 1, 2007. We have not completed our final assessment of the impact of FIN 48, but we do not expect its adoption to have a significant impact on our financial statements.

SFAS No. 157. In September 2006, FASB issued SFAS No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value, provides a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures related to fair value measurements. The definitions, framework, and disclosures required by SFAS No. 157 apply to other accounting pronouncements that require or permit fair value measurement. This Statement does not require any new fair value measurements and will be effective for us with the fiscal year that begins on January 1, 2008. We have not completed our initial assessment of the impact, if any, that SFAS No. 157 may have on our financial statements or current practices regarding fair value measurements.

SAB 108. In September 2006, the SEC issued SAB No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements." SAB 108 addresses SEC staff concerns regarding the methods companies use to quantify misstatements on their financial statements. It concludes that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 became effective for us during our 2006 fiscal year. The adoption of SAB 108 did not have a material impact on our financial statements.

4. AFFILIATES AND ACQUISITIONS

Cramer Rosenthal McGlynn. WT Investments, Inc. (WTI) has an equity interest in Cramer Rosenthal McGlynn, LLC (CRM), an investment advisory firm with offices in New York City and White Plains, New York. CRM specializes in value-style equity and hedge fund investing for institutional clients and wealthy individuals and families.

WTI acquired its first interest, and the ability to increase its interest in the future, in CRM on January 2, 1998. The following table shows how WTI's ownership position has changed since 2004.

At December 31	2006	2005	2004
WTI interest in CRM	81.73%	77.24%	77.24%

Under the CRM acquisition agreement, principal members and certain key employees (principals) of CRM were granted options to purchase interests in CRM. If all of these options had been exercised at December 31, 2006, WTI's equity interest would have been reduced to 39.61%.

The acquisition agreement also allows these same principals, subject to certain restrictions, to put their interests in CRM to WTI, which would increase WTI's equity interest. Conversely, WTI, subject to certain restrictions, may call interests held by principals of CRM, which also would increase WTI's equity interest. In the event of a change in control of the Corporation, the principals of CRM may call the interests held by WTI and retain ownership.

We account for WTI's investment in CRM under the equity method of accounting, and record it in the "Goodwill," "Other intangible assets," and the "Other assets" lines of our Consolidated

Statements of Condition. We do not consolidate CRM's financial results with ours because other CRM owners retain control over certain governance matters. We record income from CRM, net of expenses, in our Consolidated Statements of Income. The amounts recorded reflect WTI's ownership position in CRM as of the dates of the Statements.

Roxbury Capital Management. On July 31, 1998, WTI acquired 100% of the preferred interests of Roxbury Capital Management, LLC (RCM), an asset management firm headquartered in Santa Monica, California. RCM manages core equity, and small-, mid-, and large-capitalization growth-style equity investments for institutional and individual clients.

This transaction entitles WTI to a preferred profits interest equal to 30% of RCM's revenues. In 2000 WTI acquired 10.96% of the common interests of RCM. Our ownership position in RCM has not changed since the fourth quarter of 2003.

At December 31	2006	2005	2004
WTI ownership of RCM's preferred profits	30%	30%	30%
WTI ownership of RCM's common interests	41.23%	41.23%	41.23%

Under the RCM acquisition agreement, principal members and certain key employees (principals) of RCM were granted options to purchase common interests in RCM that were owned by WTI. These options have expired and are no longer outstanding.

The acquisition agreement also allows these same principals to put their common interests in RCM to WTI, which would increase WTI's ownership. Conversely, WTI, subject to certain restrictions, may call common interests held by principals of RCM, which also would increase WTI's ownership.

We account for WTI's investment in RCM under the equity method of accounting, and record it in the "Goodwill," "Other intangible assets," and the "Other assets" lines of our Consolidated Statements of Condition. We do not consolidate RCM's financial results with ours, in part because other RCM owners retain control over certain governance matters. We record income from RCM, net of expenses, in our Consolidated Statements of Income. The amount recorded reflects WTI's preferred and common ownership position in RCM as of the dates of the Statements.

During the 2006 third quarter, we reassessed the valuation of our investment in RCM after the firm terminated its micro-cap fund and decided to exit its fixed income fund by the end of 2006. Because these actions reduced current and future levels of assets under management and the number of client accounts at RCM, we determined that our investment in RCM was other than temporarily impaired, and that the carrying value of the firm should be reduced from $137.6 million to $65.3 million, as of September 30, 2006. We recorded the difference of $72.3 million in our income statement as an impairment write-down for the 2006 third quarter. The impairment write-down reduced the amount of goodwill associated with RCM from $131.3 million to $59.0 million, as of September 30, 2006.

Underlying equity in affiliate asset manager transactions. The excess of the carrying value over the underlying equity resulting from the CRM and RCM transactions was $182.0 million and $241.7 million at December 31, 2006 and 2005, respectively.

Camden Partners. On February 22, 2002, WTI acquired a 25% equity interest in Camden Partners Holdings, LLC (Camden), a Baltimore-based private equity firm that organizes venture capital and corporate finance funds. WTI's investment in Camden increased to 31.25% in 2003; did not change in 2004 or 2005; and declined to 28.13% in 2006. We account for Camden under the equity method of accounting, and therefore do not consolidate its results in our financial statements.

Grant Tani Barash & Altman. On October 1, 2004, GTBA Holdings, Inc. (GTBAH), acquired a 90% interest in Grant Tani Barash & Altman, LLC (GTBA), a firm based in Beverly Hills, California, that provides business management services for high-net-worth clients. GTBA's services include bookkeeping, cash flow management, budgeting, investment management, tax preparation, tax planning, insurance consultation, and other services. The acquisition agreement allows principal members (principals), subject to certain restrictions, to put their interests in GTBA to GTBAH, which would increase GTBAH's equity interest. Conversely, GTBAH, subject to certain restrictions, may call interests held by principals of GTBA, which also would increase GTBAH's equity interest. In the event of a change in control of the Corporation, the principals of GTBA can either put their interests to us, or call the interests held by GTBAH and retain ownership. We accounted for the GTBA transaction under the purchase method of accounting. We have consolidated GTBA's financial results in our financial statements since October 2004.

Charleston Captive Management Company. On July 7, 2005, Wilmington Trust SP Services, Inc. acquired 100% of the stock of Charleston Captive Management Company (CCM), a captive insurance manager based in Charleston, South Carolina. CCM provides corporate management, directors, bookkeeping, treasury management, and other services to captive insurance clients. We accounted for the CCM transaction under the purchase method of accounting. We have consolidated CCM's financial results in our financial statements since July 2005.

PwC Corporate Services (Cayman) Limited. On May 24, 2006, Wilmington Trust CI Holdings Limited acquired 100% of the stock of PwC Corporate Services (Cayman) Limited (PwCCS), a firm located in George Town, Grand Cayman. PwCCS and its subsidiaries, Florence Limited, Kendall Corporation Ltd., Redmond Limited, Sentinel Corporation, and Woodbridge Corporation, Ltd., provide registered office, corporate secretarial, corporate officer, administrative, directors, management, and bookkeeping services. We accounted for the PwCCS transaction under the purchase method of accounting. We have consolidated the financial results of PwCCS in our financial statements since May 2006.

Wilmington Trust Conduit Services. On July 13, 2006, we formed Wilmington Trust Conduit Services, LLC (WTCS). Based in New York, New York, WTCS provides conduit administration services for special purpose vehicles, including directors and officers, accounting, compliance monitoring and testing, payment calculations and disbursements, and other services. To staff WTCS, we acquired a team of consultants from PVA International, a firm focused on capital markets and risk management. On August 24, 2006, WTI acquired a 70% equity interest in WTCS and principal members of the team from PVA International (principals) acquired a 30% equity interest in WTCS. WTI's agreement with the principals allows them, subject to certain restrictions, to put their interests in WTCS to WTI, which would increase WTI's equity interest in WTCS. Conversely, WTI, subject to certain restrictions, may call interests held by the principals, which also would increase WTI's equity interest in WTCS. In the event of a change in control of the Corporation, the principals of WTCS can either put their interests to us or call the interests they hold and retain ownership. We have consolidated the financial results of WTCS in our financial statements since August 2006.

5. RESTRICTIONS ON CASH AND DUE FROM BANKS

The Board of Governors of the Federal Reserve System requires banks to maintain cash reserves based on a percentage of certain deposits. On an average daily balance basis, these reserves were $7.1 million and $26.3 million for 2006 and 2005, respectively.

6. INVESTMENT SECURITIES

Our investment securities portfolio consists primarily of fixed income instruments, including mortgage-backed instruments, U.S. Treasury and government agency bonds, and corporate bonds. It also includes a small amount of cumulative and noncumulative preferred stocks, municipal bonds, and other instruments. We review the debt and equity securities in our investment portfolio at least quarterly to determine if their fair value is equal to, less than, or in excess of their book value.

For debt securities, the key determinants of fair value are long-term market interest rates. When long-term market interest rates rise, the fair values of debt securities typically decline, and unrealized losses increase. Conversely, when long-term market interest rates fall, the fair values of debt securities typically increase. As their fair values rise, the unrealized loss diminishes or disappears. The primary risk associated with temporarily impaired debt securities is interest rate risk. An extended period of increases in long-term interest rates could further reduce the fair values of these securities, and create additional unrealized losses.

For preferred stocks, the key determinants of fair value are market interest rates, credit spreads, and investor perceptions. As market interest rates decline or as credit spreads tighten, the valuations of preferred stocks typically increase and unrealized losses decline. Conversely, when interest rates rise or when credit spreads widen, the valuations of preferred stocks typically decline and unrealized losses increase. The primary risks associated with temporarily impaired preferred stocks are interest rate risk and credit erosion. An extended period of increases in long-term interest rates, or a decline in a preferred stock's creditworthiness, could further reduce the fair values of these securities and create additional unrealized losses.

Book values (amortized cost) and fair values of investment securities

Book and market value at December 31 (in millions)	2006 Amortized cost	2006 Fair value	2005 Amortized cost	2005 Fair value
Investment securities available for sale:				
U.S. Treasury securities	$ 126.6	$ 125.2	$ 163.2	$ 161.1
Government agencies	810.6	807.1	417.5	410.8
Obligations of state and political subdivisions	7.7	8.1	8.8	9.0
Mortgage-backed debt securities	711.5	689.3	877.2	851.9
Corporate debt securities	356.7	356.8	365.2	366.2
Foreign debt securities	0.5	0.5	0.5	0.5
Preferred stocks	90.4	90.5	91.4	90.6
Other marketable equity securities	34.8	35.4	36.1	36.2
Total	$2,138.8	$2,112.9	$1,959.9	$1,926.3
Investment securities held to maturity:				
Obligations of state and political subdivisions	$ 1.4	$ 1.5	$ 2.0	$ 2.1
Mortgage-backed debt securities	0.2	0.2	0.2	0.2
Other debt securities	0.1	0.1	0.3	0.3
Total	$ 1.7	$ 1.8	$ 2.5	$ 2.6

Unrealized gains and losses of investment securities

Unrealized gains/(losses) at December 31 (in millions)	2006 Unrealized gains	2006 Unrealized losses	2005 Unrealized gains	2005 Unrealized losses
Investment securities available for sale:				
U.S. Treasury securities	$ –	$ (1.4)	$ –	$ (2.1)
Government agencies	1.7	(5.2)	–	(6.7)
Obligations of state and political subdivisions	0.4	–	0.2	–
Mortgage-backed debt securities	0.2	(22.4)	0.3	(25.6)
Corporate debt securities	1.9	(1.8)	2.6	(1.6)
Preferred stocks	1.0	(0.9)	0.6	(1.4)
Other marketable equity securities	0.6	–	0.1	–
Total	$5.8	$(31.7)	$3.8	$(37.4)
Investment securities held to maturity:				
Obligations of state and political subdivisions	$0.1	$ –	$ –	$ –
Mortgage-backed debt securities	–	–	–	–
Other debt securities	–	–	–	–
Total	$0.1	$ –	$ –	$ –

Book value (amortized cost) and fair value of debt securities by contractual maturity

Debt securities by contractual maturity at December 31, 2006 (in millions)	Available for sale Amortized cost	Available for sale Fair value	Held to maturity Amortized cost	Held to maturity Fair value
Due in one year or less	$ 337.8	$ 335.8	$0.4	$0.4
Due after one year through five years	482.1	478.5	1.1	1.2
Due after five years through 10 years	175.2	174.7	–	–
Due after 10 years	1,018.5	998.0	0.2	0.2
Total	$2,013.6	$1,987.0	$1.7	$1.8

For securities in the table above, expected maturities will differ from contractual maturities, because issuers may have the right to call or prepay obligations without incurring penalties.

Temporarily impaired securities. The following tables show the fair values and estimated unrealized losses for securities in our portfolio that we considered temporarily impaired as of December 31, 2006 and 2005, and the length of time during which these securities have been in a continuous unrealized loss position.

Temporarily impaired securities (in millions)	Fewer than 12 months		12 months or more		Total	
	Fair value	Estimated unrealized losses	Fair value	Estimated unrealized losses	Fair value	Estimated unrealized losses
As of December 31, 2006						
U.S. Treasury securities	$ 48.9	$ –	$ 76.3	$ (1.4)	$ 125.2	$ (1.4)
Government agencies	246.5	(0.5)	339.1	(4.7)	585.6	(5.2)
Mortgage-backed securities	2.9	–	662.1	(22.4)	665.0	(22.4)
Corporate debt securities	72.1	(0.8)	58.7	(1.0)	130.8	(1.8)
Preferred stocks	33.8	(0.6)	5.6	(0.3)	39.4	(0.9)
Total temporarily impaired securities	$404.2	$ (1.9)	$1,141.8	$(29.8)	$1,546.0	$(31.7)
As of December 31, 2005						
U.S. Treasury securities	$ 87.0	$ (0.4)	$ 74.1	$ (1.7)	$ 161.1	$ (2.1)
Government agencies	324.6	(5.0)	71.2	(1.7)	395.8	(6.7)
Mortgage-backed securities	359.6	(7.4)	477.1	(18.2)	836.7	(25.6)
Corporate debt securities	68.5	(0.9)	44.0	(0.7)	112.5	(1.6)
Preferred stocks	49.3	(1.3)	0.9	(0.1)	50.2	(1.4)
Total temporarily impaired securities	$889.0	$(15.0)	$ 667.3	$(22.4)	$1,556.3	$(37.4)

A security is considered temporarily impaired when its fair value falls below its book value (the value at the time of initial investment). At December 31, 2006, we held positions in 169 temporarily impaired securities with an estimated market value of $1,546.0 million and unrealized losses of $31.7 million. Of these 169 positions, 130 securities carried unrealized losses continuously for a period of 12 months or longer. The largest concentrations of temporarily impaired securities were in mortgage-backed securities and government agencies.

The temporary impairments on debt securities are predominantly the result of increases in market interest rates since these securities were acquired, not deterioration in the creditworthiness of their issuers. When we classify a debt security as temporarily impaired, we do so because we have both the intent and the ability to hold it until it matures, at which point its fair value equals its book value. We retain temporarily impaired debt securities because we know when they will mature, because they have no credit delinquencies, and because they generate strong cash flows.

The temporarily impaired equity securities in our investment portfolio are dividend-paying cumulative and noncumulative preferred stocks with perpetual maturities. The valuations of preferred stocks are affected by market interest rates, credit spreads, and investor perceptions. When we classify a preferred stock as temporarily impaired, we do so because we have both the intent and the ability to hold it. We retain temporarily impaired preferred stocks because they continue to pay dividends, they have investment-grade credit ratings, and their valuations normalize over the course of market interest rate cycles.

Sale and write-down of investment securities available for sale

(In millions)	2006	2005	2004
Proceeds	$28.4	$28.4	$67.4
Gross gains realized	$ 0.4	$ 0.7	$ 0.9
Gross losses	$ (0.2)	$ –	$ 1.6

Called securities

(In millions)	2006	2005	2004
Gross gains	$ –	$ 0.1	$ 0.2
Gross losses	$ –	$ –	$ –

Pledged securities. At December 31, 2006, securities with an aggregate book value of $1,532.8 million were pledged to secure public deposits, short-term borrowings, demand notes issued to the U.S. Treasury, Federal Home Loan Bank borrowings, repurchase agreements, interest rate swap agreements, and for other purposes required by law.

7. LOAN CONCENTRATIONS

Loan concentrations by percentage of total outstanding loans

For the year ended December 31	2006	2005
Commercial, financial, and agricultural	31%	34%
Commercial real estate/construction	20	16
Commercial mortgage	16	17
Residential mortgage	7	6
Consumer	19	19
Secured with liquid collateral	7	8

In addition to these outstandings, we had unfunded commitments to lend in the real estate sector of approximately $1,172.2 million and $1,130.6 million at December 31, 2006 and 2005, respectively. We generally require collateral on all real estate exposure and a loan-to-value ratio of no more than 80% at the time of underwriting. In general, commercial mortgage loans are secured by income-producing properties. We extend loans secured with liquid collateral primarily to Wealth Advisory Services clients.

In addition to servicing our own residential loan portfolio, we service $519.2 million of residential mortgage loans for Fannie Mae and other private investors. For more information about mortgage servicing rights, please read Note 10, "Goodwill and other intangible assets," which begins on page 81 of this report.

8. RESERVE FOR LOAN LOSSES

Changes in the reserve for loan losses

(In millions)	2006	2005	2004
Reserve for loan losses at January 1	$ 91.4	$ 89.7	$ 89.9
Charge-offs	(24.6)	(17.2)	(21.1)
Recoveries	6.1	7.1	5.3
Net charge-offs	(18.5)	(10.1)	(15.8)
Provision charged to operations	21.3	11.8	15.6
Reserve for loan losses at December 31	$ 94.2	$ 91.4	$ 89.7

Impaired loans

For the year ended December 31 (in millions)	2006	2005	2004
Average recorded investment in impaired loans	$32.8	$47.3	$45.2
Recorded investment in impaired loans at year-end subject to a reserve for loan losses:			
2006 reserve: $ 4.2	$20.5		
2005 reserve: $ 9.8		$37.4	
2004 reserve: $12.5			$55.7
Recorded investment in impaired loans at year-end requiring no reserve for loan losses	$ 5.0	$ 2.3	$ 1.4
Recorded investment in impaired loans at year-end	$26.9	$39.7	$57.1
Recorded investment in impaired loans at year-end classified as nonaccruing	$26.9	$39.7	$56.8
Interest income recognized	$ 1.2	$ 1.3	$ 2.2
Interest income recognized using the cash basis method of income recognition	$ 1.2	$ 1.3	$ 2.2

Effect of nonaccruing loans on interest income

(In millions)	2006	2005	2004
Nonaccruing loans at December 31	$31.0	$44.0	$61.6
Interest income that would have been recognized under original terms	$ 2.5	$ 3.4	$ 3.7
Interest actually received	$ 1.3	$ 1.5	$ 2.4

At December 31, 2006 and 2005, we had commitments to lend on nonaccruing loans of $6.6 million and $0.7 million, respectively.

9. PREMISES AND EQUIPMENT

Value of premises and equipment

For the year ended December 31 (in millions)	2006	2005
Land	$ 10.5	$ 10.2
Buildings and improvements	160.0	154.5
Furniture and equipment	183.0	172.3
Total	353.5	337.0
Accumulated depreciation	(203.2)	(189.4)
Premises and equipment, net	$ 150.3	$ 147.6

We lease all of our office locations outside of Delaware, and some of those within Delaware. We use any rental incentives we receive to reduce rental expense over the term of the lease. Our lease expense was $11.4 million for 2006; $9.8 million for 2005; and $8.6 million for 2004. For more information about our real property lease obligations, please read Note 12, "Commitments and contingencies," which begins on page 84 of this report.

10. GOODWILL AND OTHER INTANGIBLE ASSETS

During the 2006 third quarter, Roxbury Capital Management (RCM), our growth-style affiliate money manager, terminated its micro-cap fund and decided to exit its fixed income fund by the end of 2006. Because these actions reduced current and future levels of assets under management and the number of client accounts at RCM, we reassessed the valuation of our investment in RCM. Since we account for RCM under the equity method of accounting, we performed our assessment of RCM's valuation in accordance with APB No. 18, "The Equity Method of Accounting for Investments in Common Stock." We used a discounted cash flow methodology in our assessment. We determined that our investment in RCM was other than temporarily impaired, and that the carrying value of the firm should be reduced from $137.6 million to $65.3 million, as of September 30, 2006. We recorded the difference of $72.3 million in our income statement as an impairment write-down for the 2006 third quarter. Most of RCM's carrying value is recorded as goodwill. The impairment write-down reduced the amount of goodwill associated with RCM from $131.3 million to $59.0 million, as of September 30, 2006. The remainder of the carrying value, $6.3 million, was recorded in "Other assets."

Goodwill and other intangible assets

	2006			2005		
For the year ended December 31 (in millions)	Gross carrying amount	Accumulated amortization	Net carrying amount	Gross carrying amount	Accumulated amortization	Net carrying amount
Goodwill (nonamortizing)	$321.2	$29.8	$291.4	$378.1	$29.8	$348.3
Other intangibles:						
Amortizing:						
Mortgage servicing rights	$ 8.3	$ 6.4	$ 1.9	$ 8.0	$ 5.6	$ 2.4
Client lists	49.3	16.5	32.8	43.0	12.0	31.0
Acquisition costs	1.7	1.7	–	1.7	1.7	–
Other intangibles	1.8	1.1	0.7	1.6	1.0	0.6
Nonamortizing:						
Pension and SERP intangibles	–	–	–	2.2	–	2.2
Total other intangibles	$ 61.1	$25.7	$ 35.4	$ 56.5	$20.3	$ 36.2

Amortization expense of other intangible assets

For the year ended December 31 (in millions)	2006	2005	2004
Amortization expense of other intangible assets	$5.4	$5.3	$3.9

Future amortization expense of other intangible assets

For the year ended December 31 (in millions)	2007	2008	2009	2010	2011
Estimated annual amortization expense of other intangibles	$5.2	$4.9	$4.2	$3.4	$3.0

Carrying amount of goodwill by business segment

(In millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate Money Managers	Total
Balance as of January 1, 2006	$3.8	$86.7	$19.2	$238.6	$348.3
Goodwill from acquisitions	–	2.2	1.3	10.0	13.5
Impairment write-down	–	–	–	(72.3)	(72.3)
Sale of affiliate interest	–	–	–	(0.3)	(0.3)
Increase in carrying value due to foreign currency translation adjustments	–	–	2.2	–	2.2
Balance as of December 31, 2006	$3.8	$88.9	$22.7	$176.0	$291.4
Balance as of January 1, 2005	$3.8	$84.3	$10.3	$238.6	$337.0
Goodwill from acquisitions	–	2.4	10.2	–	12.6
Decrease in carrying value due to foreign currency translation adjustments	–	–	(1.3)	–	(1.3)
Balance as of December 31, 2005	$3.8	$86.7	$19.2	$238.6	$348.3

The goodwill from acquisitions recorded for 2006 consists of:

- $10.0 million recorded under Affiliate Money Managers in connection with an increase in WTI's equity interest in CRM.
- $1.3 million recorded under Corporate Client Services in connection with the acquisition of PwC Corporate Services (Cayman) Limited.
- A $2.2 million contingent payment recorded under Wealth Advisory Services in connection with the acquisition of Grant Tani Barash & Altman, LLC.

The goodwill from acquisitions recorded for 2005 consists of:

- $8.4 million recorded under Corporate Client Services in connection with the acquisition of Wilmington Trust SP Services (London) Limited (formerly known as SPV Management Limited).
- $1.8 million recorded under Corporate Client Services in connection with the acquisition of Charleston Captive Management Company.
- $2.4 million recorded under Wealth Advisory Services in connection with the acquisition of Wilmington Trust Investment Management, LLC (WTIM) (formerly known as Balentine & Company, LLC).

Changes in other intangible assets

	2006			2005		
For the year ended December 31 (in millions)	Amount assigned	Residual value	Weighted average amortization period in years	Amount assigned	Residual value	Weighted average amortization period in years
Mortgage servicing rights	$ 0.3	–	8	$ 0.9	–	8
Client lists	6.0	–	16	–	–	–
Increase/(decrease) in carrying value of client lists due to foreign currency translation adjustments	0.3	–	–	(0.2)	–	–
Other intangibles	0.2	–	6	–	–	–
Pension and SERP intangibles	(2.3)	–	–	(3.0)	–	–
Changes in other intangible assets	$ 4.5	–		$(2.3)	–	

The amount recorded for client lists in 2006 consists of:

- $1.3 million recorded under Corporate Client Services in connection with the acquisition of PwC Corporate Services (Cayman) Limited.
- $1.2 million recorded under Wealth Advisory Services in connection with the purchase of a client list during the formation of Wilmington Family Office, Inc.
- $3.5 million recorded under Affiliate Money Managers in connection with an increase in WTI's equity interest in CRM.

11. BORROWINGS AND SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL

Our borrowings consist of federal funds purchased, securities sold under agreements to repurchase, U.S. Treasury demand notes, lines of credit, and long-term debt. Federal funds purchased and securities sold under agreements to repurchase generally mature within 365 days from the transaction date. The securities underlying the agreements are U.S. Treasury bills, notes, bonds, or agencies held at the Federal Reserve as collateral. U.S. Treasury demand notes are callable on demand.

As of and for the year ended December 31 (in millions)	2006	2005
Securities purchased under agreements to resell:		
Highest amount outstanding at any month end	$ 66.7	$64.0
Daily average amount outstanding	$ 6.4	$ 3.9
Weighted average interest rate for instruments outstanding	4.23%	2.84%
Securities sold under agreements to repurchase:		
Highest amount outstanding at any month end	$906.7	$575.4
Daily average amount outstanding	$634.6	$452.6
Weighted average interest rate for instruments outstanding	4.62%	2.87%

Lines of credit. We maintain lines of credit with two major unaffiliated U.S. financial institutions. Each of these lines is for $50.0 million. One line of credit provides for interest to be paid on the outstanding balances at the London Interbank Offered Rate (Libor) plus 0.45%. The interest on the other line of credit is based on Libor plus 0.40%. These line of credit agreements require us to maintain certain financial ratios pertaining to loan quality, limitations on debt, and risk-based capital. At December 31, 2006 and 2005, we were in compliance with all required covenants. At December 31, 2006, the outstanding balances on these lines of credit were $15.0 million. At December 31, 2005, the outstanding balances on these lines of credit were zero.

Long-term debt. Our long-term debt consists of two advances from the Federal Home Loan Bank of Pittsburgh and two issues of subordinated long-term debt.

Federal Home Loan Bank advances

Principal amount (in millions)

In 2006	In 2005	Term	Fixed interest rate	Maturity date
$28.0	$28.0	15 years	6.55%	October 4, 2010
$ –	$ 7.5	10 years	6.41%	November 6, 2006

We used the Federal Home Loan Bank (FHLB) advances to finance construction of the Wilmington Trust Plaza, our operations center in downtown Wilmington, Delaware. Monthly interest payments on these advances are (were) due on the first day of each month at a fixed interest rate, and the principal amounts are (were) due on the maturity date. Any payment of the principal prior to the originally scheduled maturity date is subject to a prepayment fee. Under the advance agreements, we are required to maintain specific levels of collateral as set by the FHLB quarterly. Our collateral was well above the required level for each quarter in 2006.

Subordinated long-term debt

(Dollars in millions)

Issue date	Issue amount	Term	Semiannual payment dates	Fixed payment rates	Maturity
May 4, 1998	$125.0	10 years	May 1 and November 1	6.625%	May 1, 2008
April 4, 2003	$250.0	10 years	April 15 and October 15	4.875%	April 15, 2013

These notes are not redeemable prior to maturity, and are not subject to any sinking fund.

12. COMMITMENTS AND CONTINGENCIES

Lease commitments. At December 31, 2006, our outstanding lease commitments and renewal options totaled $69.5 million and extended through 2022. The minimum payments we will make in the future on noncancelable leases for real property are as follows:

Minimum payments on noncancelable leases for real property

(In millions)	Gross amount	Sublease amount	Net amount
2007	$11.3	$0.6	$10.7
2008	$10.4	$0.5	$ 9.9
2009	$ 9.3	$0.2	$ 9.1
2010	$ 7.8	$0.1	$ 7.7
2011	$ 6.3	$ –	$ 6.3
2012 and thereafter	$25.8	$ –	$25.8

Off-balance-sheet commitments. In the normal course of business, we engage in off-balance-sheet financial agreements to help us manage interest rate risk, to support the needs of our subsidiaries and affiliates, and to meet the financing needs of our clients. These agreements include:

Commitments to extend credit and letters of credit. Commitments to extend credit are agreements to lend to clients. These agreements generally have fixed expiration dates, and they may require payment of a fee. Many commitments to extend credit expire without ever having been drawn upon, so the total commitment amounts do not necessarily represent future cash requirements. Letters of credit are contingent commitments that we issue to support clients' financial obligations to third parties, such as for the purchase of goods. Normally, letters of credit are for terms shorter than five years, and many of them expire unfunded.

The principal risk associated with commitments to extend credit and letters of credit is credit risk, essentially the same risk involved in making loans. Before we enter into these types of agreements, we evaluate each client's creditworthiness on a case-by-case basis. Depending on our assessment of the client, we may obtain collateral, such as securities, receivables, inventory, equipment, and residential and commercial properties.

Loan guaranties. We are guarantor of a portion of a line-of-credit obligation for affiliate money manager Cramer Rosenthal McGlynn (CRM). The fair value of this loan guaranty approximates the fees paid on that portion of the line-of-credit obligation for which we are the guarantor, which was 81.73% at December 31, 2006.

Off-balance-sheet items

For the year ended December 31 (in millions)	2006 Contractual amount	2006 Fair value	2005 Contractual amount	2005 Fair value
Unfunded commitments to extend credit	$3,326.3	$12.7	$3,242.9	$12.4
Standby and commercial letters of credit	$ 471.7	$ 3.3	$ 382.2	$ 3.8
CRM loan guaranty	$ 2.5	$ –	$ 2.3	$ –

Legal proceedings. We and our subsidiaries are subject to various legal proceedings that arise from time to time in the ordinary course of our business and operations. Some of these proceedings seek relief or damages in amounts that may be substantial. Because of the complex nature of some of these proceedings, it may be a number of years before they ultimately are resolved. While it is not feasible to predict the outcome of these proceedings, we do not believe that the ultimate resolution of any of them will have a materially adverse effect on our consolidated financial condition.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," we disclose the estimated fair values of certain financial instruments, whether or not we recognize them in our Consolidated Statements of Condition. Fair value generally is the exchange price on which a willing buyer and a willing seller would agree in other than a distressed sale situation. Because of the uncertainties inherent in determining fair value, fair value estimates may not be precise, and they cannot be substantiated independently. Many of our fair value estimates are based on highly subjective judgments and assumptions we make about market information and economic conditions.

Changes in market interest rates or any of the assumptions underlying our estimates could cause those estimates to change significantly.

Carrying values and estimated fair values

For the year ended December 31 (in millions)	2006 Carrying value	2006 Fair value	2005 Carrying value	2005 Fair value
Financial assets:				
Cash and due from banks	$ 249.7	$ 249.7	$ 264.0	$ 264.0
Short-term investments	$ 68.9	$ 68.9	$ 14.3	$ 14.3
Investment securities	$2,114.6	$2,114.7	$1,928.8	$1,928.9
Loans, net of reserves	$8,000.7	$7,933.7	$7,306.3	$7,228.3
Interest rate swap contracts	$ 7.6	$ 7.6	$ 7.0	$ 7.0
Interest rate floor contracts	$ 16.6	$ 16.6	$ 0.2	$ 0.2
Accrued interest receivable	$ 74.0	$ 74.0	$ 54.5	$ 54.5
Financial liabilities:				
Deposits	$8,329.1	$8,413.3	$7,289.2	$7,327.6
Short-term borrowings	$1,158.8	$1,158.8	$1,373.7	$1,373.7
Interest rate swap contracts	$ 10.1	$ 10.1	$ 16.4	$ 16.4
Accrued interest payable	$ 75.2	$ 75.2	$ 45.7	$ 45.7
Long-term debt	$ 388.5	$ 378.8	$ 400.4	$ 402.1

We do not believe that the aggregate fair value amounts presented in this Note offer a full assessment of our consolidated financial condition, our ability to generate net income, or the value of our company, because the fair value amounts presented here do not consider any value that may accrue from existing client relationships or our ability to create value by making loans, gathering deposits, or providing fee-based services. In addition, SFAS No. 107 prohibits us from including the values of certain other financial instruments, all nonfinancial assets and liabilities, and intangible assets.

Following is a summary of the methods and assumptions we use to estimate fair values.

Cash and due from banks; federal funds sold and securities purchased under agreements to resell; accrued interest receivable; federal funds purchased and securities sold under agreements to repurchase; other short-term borrowings; and accrued interest payable. The fair values of these instruments approximate their carrying values, due to their short maturities.

Investment securities. We base the fair value estimates of investment securities on quoted bid prices from a third-party pricing service. If quoted market prices are not available, we use quoted market prices of comparable instruments.

Loans. For fixed- and variable-rate loans with no significant credit risk that reprice within one year, we base fair value estimates on the carrying amounts of the loans. For all other loans, we employ discounted cash flow analyses that use interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Deposits. The fair values of demand deposits equal the amount payable on demand as of the reporting date. The carrying amount for variable rate deposits approximates their fair values as of the reporting date. To estimate the fair values of fixed rate certificates of deposit (CDs), we use a discounted cash flow analysis that incorporates prevailing market interest rates for CDs with comparable maturities.

The aggregate book values of CDs in denominations of $100,000 and more at December 31 were $3.53 billion and $3.59 billion, respectively, for 2006 and 2005, and their scheduled maturities were as follows:

Scheduled maturities

Time deposits in denominations of $100,000 or more	
2007	$3,502.2 million
2008	$ 6.8 million
2009	$ 4.3 million
2010	$ 2.0 million
2011	$ 8.1 million
2012 and thereafter	$ 5.1 million

Long-term debt. We base the fair value of long-term debt on the borrowing rate currently available to us for debt with comparable terms and maturities.

Derivative financial instruments. We base the fair value estimates of derivative instruments on pricing models that use assumptions about market conditions and risks that are current as of the reporting date. In accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (as amended), the estimated fair values of derivatives we use to manage interest rate risk, such as interest rate swap and floor agreements, represent the amounts we would have expected to receive or pay to terminate such agreements. For more information about our use of derivatives, please read Note 14, "Derivative financial instruments," which begins on page 86 of this report.

Commitments to extend credit and letters of credit. The fair values of loan commitments and letters of credit approximate the fees we charge for providing these services.

14. DERIVATIVE FINANCIAL INSTRUMENTS

We use derivative financial instruments, primarily interest rate swaps and floors, to manage the effects of fluctuating interest rates on net interest income. We use these instruments to hedge floating rate commercial loans and subordinated long-term debt. We also use interest rate swap contracts to help commercial loan clients manage their interest rate risk. We do not hold or issue derivative financial instruments for trading purposes. We account for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended.

Interest rate swaps. An interest rate swap is an agreement between two parties to exchange, at specified intervals, payments that represent fixed and floating rate interest amounts computed on notional amounts of principal. Typically, these payments are based on fixed and floating interest rate benchmarks or indices.

The interest rate swap contracts we have with commercial loan clients allow them to convert floating rate loan payments to fixed rate loan payments. When we enter into an interest rate swap contract with a commercial loan client, we simultaneously enter into a mirror swap contract with a third party. The third party exchanges the client's fixed rate loan payments for floating rate loan payments. We retain the credit risk that is associated with the potential failure of counterparties and inherent in making loans.

At December 31, 2006, the notional amount of our interest rate swap contracts was $1,014.0 million, as follows:

- $444.5 million of swaps for clients that exchanged floating rates for fixed rates.
- $444.5 million, the "mirror" of the above amount, of swaps that exchanged fixed rates for floating rates, which we made with other financial institutions.
- $125.0 million of swaps with other financial institutions that were recorded as a fair value hedge against the 10-year subordinated long-term debt we issued on May 4, 1998. We issued this debt at a fixed rate of 6.625%. On December 4, 2003, we swapped the fixed rate payments on this debt for floating rate payments based on the six-month Libor, which was 5.36% at December 31, 2006. The interest rates on these swaps reset semiannually. Semiannual payments coincide with the subordinated debt payments.

At December 31, 2005, we had $250.0 million of swap contracts recorded as a fair value hedge against the 10-year subordinated long-term debt we issued on April 4, 2003. We issued this debt at a fixed rate of 4.875% and immediately swapped it for a floating rate tied to the three-month Libor, which was 4.53% at December 31, 2005. On March 31, 2006, we sold these contracts and realized a loss of $12.7 million. We are recognizing the amount of this loss as interest expense in our income statement over the remaining life of the debt, which matures in 2013.

Interest rate floors. An interest rate floor is a contract that establishes an interest rate (called the strike rate) on a notional amount of principal. The strike rate is tied to a floating interest rate index. When the index falls below the strike rate, the counterparty to the contract pays us the difference between the index and strike rates. When the index is equal to or higher than the strike rate, we do not receive any payments. We use interest rate floors to hedge the interest revenue from floating rate loans against declines in market interest rates.

At December 31, 2006, we had multiple interest rate floor contracts in notional amounts that totaled $1.00 billion. The maturities of these contracts ranged from 3.1 to 7.5 years; the strike rates ranged from 6.50% to 8.00%; and the strike rates were tied to the Federal Reserve's H.15 Bank Prime Loan Rate. At December 31, 2005, we had one interest rate floor contract with a notional amount of $25.0 million, a maturity of 4.8 years, and a strike rate of 6.50% tied to the Federal Reserve's H.15 Bank Prime Loan Rate. All of our interest rate floor contracts are considered cash flow hedges under SFAS No. 133.

We amortize the premiums we pay for interest rate floor contracts over the life of each floor and net the expense against interest income from floating rate loans.

Interest rate floor expense

For the year ended December 31 (in millions)	2006	2005	2004
Interest rate floor contract expense	$0.2	$ –	$ –

On April 17, 2001, we sold six interest rate floor contracts with a notional amount of $175,000,000, and recorded a gain of $32,682. Prior to that sale, we had recorded $1,317,508 of intrinsic value on these floors in other comprehensive income (OCI). We amortized that amount out of OCI and into earnings over what would have been the remaining lives of the floor contracts. The amortization period ended in August 2005. The gains in OCI reclassified into earnings were $180,964 for 2005 and $308,400 for 2004.

For more information about how we account for derivatives and their fair values, please read the sections on derivative financial instruments in Note 2, "Summary of significant accounting policies," which begins on page 71 of this report, and in Note 13, "Fair value of financial instruments," which begins on page 84 of this report.

15. CAPITAL REQUIREMENTS

Federal capital adequacy requirements. As of December 31, 2006 and 2005, we were considered well capitalized under the capital standards that U.S. banking regulatory authorities have adopted in order to assess the capital adequacy of bank holding companies. These capital adequacy requirements establish specific guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The quantitative measures require us to maintain minimum amounts and ratios of total and Tier 1 capital to risk-weighted assets, and Tier 1 capital to average quarterly assets. U.S. banking regulators also make qualitative judgments about the components of our capital, risk weightings, and other factors. We use these capital guidelines to calculate our capital position. To be classified as "well capitalized" under the guidelines, banks generally must maintain ratios of total capital that are 100 to 200 basis points higher than the minimum requirements. We review our on- and off-balance-sheet items on a continual basis to ensure that the amounts and sources of our capital enable us to continue to exceed the minimum guidelines.

U.S. regulatory capital ratios

	Actual		Adequately capitalized minimum		Well-capitalized minimum	
(Dollars in millions)	Amount	Ratio	Amount ≥	Ratio ≥	Amount ≥	Ratio ≥
As of December 31, 2006						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$1,158.7	12.10%	$765.8	8.00%	$957.3	10.00%
Wilmington Trust Company	$ 968.9	10.93%	$709.3	8.00%	$886.6	10.00%
Wilmington Trust of Pennsylvania	$ 104.8	13.87%	$ 60.4	8.00%	$ 75.6	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	$ 789.7	8.25%	$382.9	4.00%	$574.4	6.00%
Wilmington Trust Company	$ 887.6	10.01%	$354.6	4.00%	$532.0	6.00%
Wilmington Trust of Pennsylvania	$ 98.1	12.99%	$ 30.2	4.00%	$ 45.3	6.00%
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	$ 789.7	7.39%	$427.2	4.00%	$534.0	5.00%
Wilmington Trust Company	$ 887.6	8.95%	$396.7	4.00%	$495.9	5.00%
Wilmington Trust of Pennsylvania	$ 98.1	8.74%	$ 44.9	4.00%	$ 56.1	5.00%
As of December 31, 2005						
Total capital (to risk-weighted assets):						
Wilmington Trust Corporation	$1,048.6	11.84%	$708.6	8.00%	$885.7	10.00%
Wilmington Trust Company	$ 846.8	10.35%	$654.8	8.00%	$818.5	10.00%
Wilmington Trust of Pennsylvania	$ 94.9	14.08%	$ 53.9	8.00%	$ 67.4	10.00%
Tier 1 capital (to risk-weighted assets):						
Wilmington Trust Corporation	$ 657.9	7.43%	$354.3	4.00%	$531.4	6.00%
Wilmington Trust Company	$ 769.0	9.40%	$327.4	4.00%	$491.1	6.00%
Wilmington Trust of Pennsylvania	$ 87.7	13.01%	$ 27.0	4.00%	$ 40.4	6.00%
Tier 1 capital (to average assets):						
Wilmington Trust Corporation	$ 657.9	6.69%	$393.5	4.00%	$491.9	5.00%
Wilmington Trust Company	$ 769.0	8.45%	$364.2	4.00%	$455.2	5.00%
Wilmington Trust of Pennsylvania	$ 87.7	9.32%	$ 37.6	4.00%	$ 47.0	5.00%

Failure to meet minimum capital requirements could cause regulatory authorities to take certain mandatory – and possibly additional discretionary – steps, or "prompt, corrective action." If undertaken, that action could have a material effect on our financial statements and operations.

Capital requirements for dividend payments. Our ability to pay dividends is limited by Delaware law, which permits corporations to pay dividends out of surplus capital only. Historically, the surplus capital we have used to pay dividends has come from our wholly owned primary banking subsidiary, Wilmington Trust Company, and RSMC.

Other capital adequacy requirements. A group of bank regulatory authorities from the United States and multiple other nations, known as the Basel Committee on Banking Supervision (Committee), has published, and is considering changes to, a framework for measuring capital adequacy. This framework proposes minimum capital requirements; supervisory review of a bank's internal assessment process and capital adequacy; and effective use of disclosure to strengthen market discipline. This framework, which formerly was scheduled for implementation by year-end 2006, is now scheduled for implementation by year-end 2008. We are monitoring the status and progress of the proposed rules to see what impact, if any, they might have on our capital position or business operations in the future.

16. RELATED PARTY TRANSACTIONS

In the ordinary course of business, our banks make loans to officers, directors, and associates of our company and our affiliates. We extend these loans in a manner consistent with sound banking practices. We do not consider the credit risk associated with these loans to be any greater or any less than the credit risk we assume in the ordinary course of making loans.

Loans to related parties

At December 31 (in millions)	2006	2005
Total loans to related parties	$44.0	$54.4
Loan additions	$37.3	$52.1
Loan payments received	$47.7	$21.3

We are guarantor of a portion of a line-of-credit obligation for affiliate money manager CRM. The interest on this line of credit is computed at Libor plus 2%. The portion of the line-of-credit obligation for which we are the guarantor approximates our ownership position in CRM. At December 31, 2006, the line of credit was for $3.0 million; the balance was zero, and our ownership position in CRM was 81.73%. This line of credit is scheduled to expire on December 3, 2007.

17. PENSION AND OTHER POSTRETIREMENT BENEFITS

We offer a pension plan, a supplemental executive retirement plan (SERP), and a postretirement health care and life insurance benefits plan. The status of these plans is summarized in the tables and paragraphs below. We also offer a thrift savings plan, which is summarized at the end of this Note. To determine our pension, SERP, and postretirement benefit obligations, we use a discount rate assumption based on current yield rates in the AA bond market. To assure that the resulting rates can be achieved by each of the benefit plans, the only bonds used to develop the discount rate are those which satisfy certain criteria and are expected to remain available through the period of maturity of the plan benefits.

In the tables below, the measurement date for pension and SERP benefits was September 30, unless noted otherwise. The measurement date for the postretirement benefits was December 31, unless noted otherwise. To set the 2006 discount rate for each plan, we used a method that matched projected payouts from each plan with a zero-coupon AA bond yield curve. We constructed this yield curve from the underlying bond price and yield data as of September 30, 2006 (for the pension plan and SERP), and December 31, 2006 (for the postretirement benefits plan), and included a series of annualized, individual discount rates with durations ranging from six months to 30 years. Each discount rate in the curve was derived from an equal weighting of the AA or higher bond universe, apportioned into distinct maturity groups. These individual discount rates were then converted into a single equivalent discount rate. This process was repeated separately for each plan. For 2005 and 2004, we set the discount rate assumptions by adding 15 basis points to the investment yields available on AA long-term corporate bonds and then rounding to the next highest 25 basis points.

Excess/(shortfall) of plan assets compared to plan obligations

At December 31 (in millions)	Pension benefits		SERP benefits		Postretirement benefits	
	2006	2005	2006	2005	2006	2005
Fair value of plan assets	$197.5	$174.0	$ –	$ –	$ –	$ –
Projected benefit obligation	186.6	174.9	22.4	22.0	–	–
Funded status (difference)	$ 10.9	$ (0.9)	$ (22.4)	$(22.0)	$ –	$ –
Fair value of plan assets	$197.5	$174.0	$ –	$ –	$ –	$ –
Accumulated benefit obligation	165.0	157.3	18.7	17.2	41.0	37.8
Funded status (difference)	$ 32.5	$ 16.7	$ (18.7)	$(17.2)	$(41.0)	$(37.8)

Weighted average assumptions used to determine benefit obligations

At December 31 (in millions)	Pension benefits		SERP benefits		Postretirement benefits	
	2006	2005	2006	2005	2006	2005
Discount rate	6.10%	6.00%	6.00%	5.90%	5.90%	5.90%
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	–	–

Changes in the net projected benefit obligation and plan assets

At December 31 (in millions)	Pension benefits		SERP benefits		Postretirement benefits	
	2006	2005	2006	2005	2006	2005
Net projected benefit obligation at start of year	$174.9	$163.1	$ 22.0	$ 21.4	$ 37.8	$ 40.0
Service cost	8.3	7.8	0.8	0.7	1.2	0.7
Interest cost	10.3	9.6	1.3	1.3	2.2	2.4
Plan participants' contributions	–	–	–	–	0.4	0.6
Actuarial loss/(gain)	(0.2)	0.6	(1.1)	(0.8)	2.2	3.9
Gross benefits paid	(6.7)	(6.2)	(0.6)	(0.6)	(2.8)	(4.9)
Change in plan provisions	–	–	–	–	–	(4.9)
Net projected benefit obligation at end of year	$186.6	$174.9	$ 22.4	$ 22.0	$ 41.0	$ 37.8
Fair value of plan assets at start of year	$174.0	$134.1	$ –	$ –	$ –	$ –
Actual return on plan assets	15.2	21.1	–	–	–	–
Employer contributions	15.0	25.0	0.6	0.6	2.4	4.4
Plan participants' contributions	–	–	–	–	0.4	0.5
Gross benefits paid	(6.7)	(6.2)	(0.6)	(0.6)	(2.8)	(4.9)
Fair value of plan assets at end of year	$197.5	$174.0	$ –	$ –	$ –	$ –
Funded status at end of year	$ 10.9	$ (0.9)	$(22.4)	$(22.0)	$(41.0)	$(37.8)

Net amounts recognized in our Consolidated Statements of Condition

At December 31 (in millions)	Pension benefits		SERP benefits		Postretirement benefits	
	2006	2005	2006	2005	2006	2005
Funded status	$10.9	$ (0.9)	$(22.4)	$(22.0)	$(41.0)	$(37.8)
Unrecognized net actuarial loss/(gain)	–	39.2	–	5.9	–	14.7
Unrecognized net transition obligation/(asset)	–	–	–	0.1	–	–
Unrecognized prior service cost	–	1.7	–	2.2	–	(4.9)
Contributions from measurement date to end of year	–	–	0.1	0.1	–	–
Net amount recognized at end of year	$10.9	$40.0	$(22.3)	$(13.7)	$(41.0)	$(28.0)

Components of the net amount recognized in our Consolidated Statements of Condition

	Pension benefits		SERP benefits		Postretirement benefits	
At December 31 (in millions)	2006	2005	2006	2005	2006	2005
(Accrued)/prepaid benefit cost	$47.7	$ 40.0	$ –	$ –	$(29.4)	$(28.0)
Accrued benefit liability	–	–	(18.7)	(17.2)	–	–
Intangible assets	–	–	–	2.3	–	–
Net liability recognized	47.7	40.0	(18.7)	(14.9)	(29.4)	(28.0)
Accumulated other comprehensive income	–	–	(3.7)	1.1	(11.6)	–
Contributions from measurement date to end of year	–	–	0.1	0.1	–	–
Net amount recognized at end of year	$47.7	$ 40.0	$(22.3)	$(13.7)	$(41.0)	$(28.0)
Change in minimum liability included in other comprehensive income	$36.8	$(32.8)	$ 5.6	$ (0.9)	$ 11.7	$ –

On December 31, 2006, we adopted SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132R," the effects of which we show in the next two tables. For more information about pension accounting, please read Note 2, "Summary of significant accounting policies," which begins on page 71 of this report.

Changes in funded status and additional minimum liabilities

(In millions)	December 31, 2006 Prior to adoption of SFAS No. 158	Additional minimum liability adjustment	SFAS No. 158 adoption adjustment	December 31, 2006 Post adoption of SFAS No. 158
Intangible assets	$ 2.3	$(2.3)	$ –	$ –
Prepaid pension cost	$47.7	$ –	$(36.8)	$10.9
Other assets	$ 0.4	$(0.4)	$ 18.9	$18.9
SERP liability	$19.9	$(3.3)	$ 5.7	$22.3
Postretirement liability	$29.4	$ –	$ 11.6	$41.0
Accumulated other comprehensive income, net of taxes	$ (0.7)	$ 0.7	$ 35.2	$35.2

Net periodic benefit expense we expect to record in 2007

Component of accumulated other comprehensive income (in millions)	Pension plan	SERP plan	Postretirement plan
Expected 2007 amortization of transition obligation	$ –	$ –	$ –
Expected 2007 amortization of prior service cost	$0.8	$0.3	$(0.5)
Expected 2007 amortization of net loss	$1.8	$0.2	$ 0.9

Weighted average assumptions used to determine the net periodic benefit expense of the plans

	Pension benefits			SERP benefits			Postretirement benefits		
At December 31 (in millions)	2006	2005	2004	2006	2005	2004	2006	2005	2004
Weighted average assumptions used to determine net periodic benefit expense:									
Discount rate	6.00%	6.00%	6.00%	5.90%	6.00%	6.00%	5.90%	6.00%	6.25%
Expected return on plan assets	8.50%	8.50%	8.50%	–	–	–	–	–	–
Rate of compensation increase	4.50%	4.50%	4.50%	4.50%	4.50%	4.50%	–	–	–
Components of net periodic benefit cost:									
Service cost	$ 8.3	$ 7.8	$ 6.5	$0.8	$0.8	$0.7	$1.2	$0.8	$0.7
Interest cost	10.3	9.6	8.8	1.3	1.3	1.2	2.2	2.4	2.3
Expected return on plan assets	(14.1)	(12.3)	(11.3)	–	–	–	–	–	–
Amortization of transition obligation/(asset)	–	–	(0.9)	0.1	0.1	0.1	–	–	–
Amortization of prior service cost	0.8	0.8	0.8	0.3	0.3	0.3	(0.5)	–	–
Recognized actuarial (gain)/loss	2.0	1.6	0.8	0.3	0.4	0.5	0.9	0.6	0.4
Difference in actual expense and estimate	–	–	–	–	–	–	–	0.2	–
Net periodic benefit cost	$ 7.3	$ 7.5	$ 4.7	$2.8	$2.9	$2.8	$3.8	$4.0	$3.4

Plan contributions expected in 2007

(In millions)	Pension benefits	SERP benefits	Postretirement benefits
Expected employer contributions	$ –	$0.6	$2.7
Expected employee contributions	$ –	$ –	$0.6

Under Internal Revenue Service rules, we are not required to contribute to the pension plan for 2007. We may make voluntary contributions based on corporate, cash, and tax strategies.

Estimated future benefit payments based upon current assumptions

(In millions)	Pension benefits	SERP benefits	Postretirement benefits
2007	$ 7.0	$0.6	$ 2.7
2008	$ 7.2	$0.7	$ 2.8
2009	$ 7.6	$0.7	$ 2.8
2010	$ 8.2	$0.8	$ 2.9
2011	$ 8.7	$1.0	$ 3.0
2012–2016	$59.0	$8.1	$15.8

Pension plan. Our pension plan is a noncontributory, qualified defined benefit pension plan with retirement and death benefits. It covers substantially all Wilmington Trust staff members. We use a modified career average formula, based on a staff member's years of service, to calculate pension benefits. To ensure that the plan is able to meet its obligations, we contribute to it as necessary and as required by the Internal Revenue Service. Our contributions are designed to fund the plan's current and past service costs, plus interest, over a 10-year period. Using the projected unit credit method, independent actuaries determine the benefit obligation of the plan (the level of funds needed to pay benefits to the plan's members). We record the funded status of the plan as a liability on our balance sheet.

Our Benefits Administration Committee is responsible for determining and reviewing the investment policy for the plan, and for overseeing its assets. The Committee conducts quarterly reviews of performance, asset allocation, and investment manager due diligence. Our Investment Strategy Team is responsible for investing the plan's assets in accordance with the plan's investment policy.

Our pension plan investment policy is to:

- Grow assets at an average annual rate that exceeds the actuarially assumed expected rate of return in order to keep pace with future obligations.
- Provide for the most stability possible to meet the target growth rate with a medium level of risk.
- Show positive returns after inflation.
- Provide liquidity so that we can make benefit payments to plan participants who have retired.

Our pension plan investment management objectives are to provide:

- Returns that exceed, and volatility that is equal to, or lower than those of an index that blends 70% of the Standard and Poor's 500 Index and 30% of the Lehman Government/Credit Index.
- Returns that exceed those of the relevant market index for each asset class in which we invest plan assets.

These indices include, in addition to the Standard & Poor's 500 and the Lehman Government/Credit Index, the Standard & Poor's Mid Cap 400, the Russell 2000, the MSCI EAFE Index (Europe, Australasia, Far East), and the National Association of Real Estate Investment Trusts (NAREIT) Index. For hedge funds, we seek absolute returns that exceed an index that blends 50% of the Lehman Aggregate Bond Index and 50% of the Standard & Poor's 500 Index.

We base the long-term rate of return we expect for the plan's total assets on the return we expect for each asset class in which we have invested plan assets, using long-term historical returns and weightings based on the target allocation for each class. We expect the plan's equity investments to return 10% to 11% over the long term. We expect the plan's cash and fixed income investments to return between 4% and 6% over the long term.

Targeted vs. actual asset allocation

Asset allocation at September 30	Target allocation (weighted average) 2006	Actual allocation 2006	Actual allocation 2005
Equity securities	38%	36%	40%
Debt securities	30%	35%	23%
Real estate	11%	11%	17%
Other	21%	18%	20%
Total	100%	100%	100%

Most of our pension plan's assets are invested in the equity and fixed income portfolios of the Wilmington Strategic Allocation Funds, which our affiliates manage. Plan assets invested in these funds totaled $107.7 million and $94.0 million at December 31, 2006 and 2005, respectively.

Supplemental executive retirement plan (SERP). The SERP is a nonqualified defined benefit plan that covers selected officers. Assumptions used to determine the net periodic benefit expense for the SERP are similar to those used to determine the net periodic benefit expense for our pension plan. We have invested in corporate-owned life insurance contracts to help meet the future obligations of the SERP.

Postretirement health care and life insurance benefits. Certain health care and life insurance benefits are available for substantially all retired staff members (retirees). Retirees who are younger than age 65 are eligible to receive up to $7,000 each year toward the medical coverage premium. Retirees age 65 or older are eligible to receive up to $4,000 toward the medical coverage premium. Retirees also are eligible for $7,500 of life insurance coverage. Effective January 1, 2006, retirees and some spouses became eligible for $250 per month to subsidize their health care coverage. In accordance with SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," and SFAS No. 112, "Employers' Accounting for Postretirement Benefits," we recognize the expense of providing these benefits on an accrual basis.

Assumptions used to calculate the accumulated postretirement benefit obligation

At December 31	2006	2005
Health care cost trend rate assumed	9%	9%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	6%	6%
Year that rate reaches the ultimate trend rate	2010	2009

Assumptions used to calculate the net periodic benefit expense

For the year ended December 31	2006	2005
Health care cost trend rate assumed	9%	8%
Rate to which cost trend rate is assumed to decline (the ultimate trend rate)	6%	5%
Year that rate reaches the ultimate trend rate	2009	2008

Effect on postretirement health care benefits of 1% change in the assumed health care trend rate

(In millions)	1% increase	1% decrease
Effect on total service and interest components of net periodic health care benefit expense	$0.4	$(0.3)
Effect on accumulated postretirement benefit obligation	$3.6	$(3.0)

On December 8, 2003, President Bush signed into law a bill that expanded Medicare and added a prescription drug benefit for Medicare-eligible retirees starting in 2006. We anticipate that our future benefit payments will be lower because of the new Medicare provisions. The reported retiree medical obligations and expenses as of December 31, 2004, reflected the impact of this legislation. The liabilities as of December 31, 2005, reflected a change in postretirement medical plan provisions for the $250 per month health care subsidy mentioned earlier. By adopting these new provisions, we reduced health care costs by $0.9 million in 2004.

Thrift savings plan. We have a defined contribution thrift savings plan that covers all full-time staff members who elect to participate in it. Eligible staff members may contribute from 1% to 25% of their annual base pay. We match each $1.00 a staff member contributes with a $0.50 cash contribution, up to the first 6% of each staff member's pay. We contributed $4.0 million, $3.6 million, and $3.2 million to this plan in 2006, 2005, and 2004, respectively.

18. STOCK-BASED COMPENSATION PLANS

The Compensation Committee and the Select Committee of our Board of Directors administer four types of stock-based compensation plans:

- **Long-term stock-based incentive plans.** Under our 2005 long-term incentive plan, we may grant incentive stock options, nonstatutory stock options, restricted stock, and other stock-based awards of up to 4 million shares of common stock to officers, other key staff members, directors, and advisory board members. Under this plan and its predecessors, the exercise price of each option equals the last sale price of our common stock on the date of the grant. Options are subject to a vesting period, which is normally three years (or such other term as our Compensation Committee or Select Committee may determine). Options have a maximum term of 10 years.
- **Executive incentive plan.** Our 2004 executive incentive plan, which was approved by shareholders on April 15, 2004, authorizes cash bonuses and issuances of up to 300,000 shares of our common stock with a par value of $1.00 per share. The stock awards we have granted under this plan are for restricted stock and are subject to vesting at the sole discretion of the Compensation Committee.
- **Employee stock purchase plan (ESPP).** Under our 2004 employee stock purchase plan, substantially all staff members may purchase our common stock at the beginning of the stock purchase plan year through payroll deductions of up to 10% of their annual base pay, or $25,000, whichever is less. Plan participants may terminate their participation at any time. The price per share is 85% (or such greater percentage as our Compensation Committee may determine) of the stock's fair market value at the beginning of the plan year.
- **Directors' deferred fee plan.** Our directors may elect to defer receipt of the cash portion of their directors' fees until they retire from the Board. A director may elect to earn a yield on the deferred cash portion based on yields Wilmington Trust Company pays on certain deposit products and/or changes in the price of our common stock (including dividends). Choosing the latter creates phantom shares. As of December 31, 2006, the fair value of phantom shares granted under the deferral plan was $1.8 million. For more information about directors' compensation, please see our proxy statement for the 2007 annual shareholders' meeting.

At December 31, 2006, we held approximately 10.1 million shares of our stock in our treasury. This is more than adequate to meet the share requirements of our current stock-based compensation plans. Our current 8-million-share repurchase program, which commenced in April 2002, permits us to acquire additional shares. As of December 31, 2006, there were 6,648,759 shares available for repurchase under this program.

We account for our stock-based compensation plans in accordance with SFAS No. 123 (revised), "Share-Based Payment." The table below shows the effects of stock-based awards, in total, in our Consolidated Statements of Income.

Effects of stock-based compensation

For the year ended December 31 (in millions)	2006	2005	2004
Compensation expense	$7.0	$6.6	$5.8
Tax benefit	2.1	0.6	0.8
Net income effect	$4.9	$6.0	$5.0

Stock option valuation. Since adopting SFAS No. 123 (revised) on January 1, 2006, we made no modifications to stock options already outstanding as of January 1, 2006. For stock options granted after January 1, 2006, we segregated the awards into two groups: one group for designated senior managers and one for all other staff members. We did this because the length of time staff members hold their options tends to be longer for senior managers than other staff members. Compared to options held for a short amount of time, options held for longer periods are likely to incur greater degrees of volatility in share price and, therefore, greater degrees of volatility in valuation. Segregating option awards into these two groups lets us:

- Base the value of the options on the amount of time that typically lapses between when the options are granted and when they are exercised.
- Apply different forfeiture rates for each group.
- Calculate valuation estimates more precisely.

To estimate the fair value of stock option awards, we use the Black-Scholes valuation method, which incorporates the assumptions summarized in the table below.

Stock option valuation assumptions

For the year ended December 31	2006	2005	2004
Risk-free interest rate	4.51–4.94%	3.04–3.26%	2.89–3.11%
Volatility of Corporation's stock	14.39–20.82%	19.04–21.57%	21.52–25.90%
Expected dividend yield	2.72–2.99%	3.53–4.48%	2.94–3.57%
Expected life of options	4.3–8.4 years	3–5 years	3–5 years

In the table above:

- The risk-free interest rate is the U.S. Treasury rate commensurate with the expected life of options on the date of their grant.
- We based the volatility of our stock on historical volatility over a span of time equal to the expected life of stock option awards, which is the period of time we estimate that stock options granted will remain outstanding.
- We based the expected life of stock option awards on historical experience.

Stock-based compensation expense for incentive stock options and the ESPP affects our income tax expense and effective tax rate because we are not allowed a tax deduction unless the award recipient or ESPP subscriber makes a disqualifying disposition upon exercise.

Long-term stock-based incentive plans. When option recipients exercise awards made under the long-term stock-based incentive plan, we issue shares and record the proceeds as additions to capital. When these awards vest, we adjust stockholders' equity and stock-based compensation expense to reflect actual forfeitures that occurred prior to the vesting date.

Options exercised

For the year ended December 31 (dollars in millions)	2006	2005	2004
Number of options exercised	1,071,943	427,608	435,411
Total intrinsic value of options exercised	$ 4.9	$ 2.1	$ 2.0
Cash received from options exercised	$28.3	$11.7	$11.4
Tax deduction realized from options exercised	$ 6.0	$ 1.1	$ 1.2

Stock option activity for the year ended December 31, 2006	Stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value per option outstanding
Outstanding at January 1, 2006	6,335,292	$30.56		
Granted	1,039,052	$43.01		
Exercised	(1,071,943)	$27.23		
Expired	(3,700)	$27.38		
Forfeited	(136,734)	$36.22		
Outstanding at December 31, 2006	6,161,967	$33.43	6.3	$5.89
Exercisable at December 31, 2006	3,311,567	$29.33	4.5	$5.44

Stock option activity for the year ended December 31, 2005	Stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value per option outstanding
Outstanding at January 1, 2005	6,016,054	$29.72		
Granted	979,921	$33.98		
Exercised	(427,608)	$26.19		
Expired	–	$ –		
Forfeited	(233,075)	$31.25		
Outstanding at December 31, 2005	6,335,292	$30.56	6.8	$5.48
Exercisable at December 31, 2005	3,033,934	$28.65	4.9	$5.36

Stock option activity for the year ended December 31, 2004	Stock options	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value per option outstanding
Outstanding at January 1, 2004	5,495,880	$27.82		
Granted	1,094,810	$36.77		
Exercised	(435,411)	$24.81		
Expired	–	$ –		
Forfeited	(139,225)	$29.97		
Outstanding at December 31, 2004	6,016,054	$29.72	6.8	$5.53
Exercisable at December 31, 2004	3,163,032	$27.91	5.3	$5.39

Nonvested stock options. At December 31, 2006, total unrecognized compensation cost related to nonvested options was $7.1 million. We expect to record that expense over a weighted average period of one year.

For the year ended December 31, 2006	Stock options	Weighted average fair value at grant date
Nonvested at January 1, 2006	3,301,358	$5.59
Granted	1,039,052	$7.05
Vested	(1,367,377)	$4.95
Exercised	(1,000)	$6.81
Expired	–	$ –
Forfeited	(121,633)	$5.87
Nonvested at December 31, 2006	2,850,400	$6.41

For the year ended December 31, 2005	Stock options	Weighted average fair value at grant date
Nonvested at January 1, 2005	2,853,022	$5.68
Granted	979,921	$5.40
Vested	(337,560)	$5.91
Exercised	(5,450)	$5.13
Expired	–	$ –
Forfeited	(188,575)	$5.55
Nonvested at December 31, 2005	3,301,358	$5.59

For the year ended December 31, 2004	Stock options	Weighted average fair value at grant date
Nonvested at January 1, 2004	2,274,163	$5.31
Granted	1,094,810	$6.65
Vested	(440,426)	$6.23
Exercised	–	$ –
Expired	–	$ –
Forfeited	(75,525)	$5.40
Nonvested at December 31, 2004	2,853,022	$5.68

Restricted stock grants. We have made restricted stock grants under our executive incentive and 2005 long-term incentive plans. When restricted stock recipients forfeit their shares before the awards vest, we reacquire the shares, hold them in our treasury, and use them to grant new awards. When forfeitures occur, we adjust stockholders' equity and stock-based compensation expense to reflect actual forfeitures that occurred prior to the vesting date. We amortize the value of restricted stock grants into stock-based compensation expense on a straight-line basis over the requisite service period for the entire award. At December 31, 2006, total unrecognized compensation cost related to restricted stock grants was $1.6 million. We expect to record that expense over a weighted average period of 1.7 years.

For the year ended December 31, 2006	Restricted shares	Weighted average fair value at grant date
Outstanding at January 1, 2006	25,730	$34.84
Granted	40,860	$43.23
Vested	(9,871)	$35.12
Forfeited	(984)	$40.60
Outstanding at December 31, 2006	55,735	$40.84

For the year ended December 31, 2005	Restricted shares	Weighted average fair value at grant date
Outstanding at January 1, 2005	12,638	$37.02
Granted	18,003	$33.90
Vested	(4,911)	$37.02
Forfeited	–	$ –
Outstanding at December 31, 2005	25,730	$34.84

For the year ended December 31, 2004	Restricted shares	Weighted average fair value at grant date
Outstanding at January 1, 2004	–	$ –
Granted	12,638	$37.02
Vested	–	$ –
Forfeited	–	$ –
Outstanding at December 31, 2004	12,638	$37.02

Employee stock purchase plan. For the employee stock purchase plan, we record stock-based compensation expense that represents the fair value of plan participants' options to purchase shares, amortized over the plan's fiscal year. For the year ended December 31, 2006, total recognized compensation cost related to the employee stock purchase plan was $0.6 million and total unrecognized compensation cost related to this plan was $0.3 million. Cash flow from shares issued under these subscriptions was $3.1 million each year for 2006, 2005, and 2004.

Activity for the 2004 employee stock purchase plan and its predecessors	Shares reserved for future subscriptions	Subscriptions outstanding	Price per share
Balance at January 1, 2004	351,339	124,926	
New plan appropriation	800,000	–	
Subscriptions entered into on June 1, 2004	(110,026)	110,026	$31.06
Forfeitures	4,640	(4,640)	$25.03–$31.06
Shares issued	–	(123,323)	$25.03
Cancellation of old plan	(352,942)	–	
Balance at January 1, 2005	693,011	106,989	
Subscriptions entered into on June 1, 2005	(110,266)	110,266	$30.54
Forfeitures	7,545	(7,545)	$30.54–$31.06
Shares issued	–	(102,874)	$30.46
Balance at January 1, 2006	590,290	106,836	
Subscriptions entered into on June 1, 2006	(95,551)	95,551	$37.07
Forfeitures	6,038	(6,038)	$30.54–$37.07
Shares issued	–	(102,348)	$30.54
Balance at December 31, 2006	500,777	94,001	

19. INCOME TAXES

Reconciliation of statutory income tax to income tax expense

For the year ended December 31 (in millions)	2006	2005	2004
Income before taxes, less minority interest	$216.5	$260.0	$214.8
Income tax at statutory rate of 35%	75.8	91.0	75.2
Tax effect of tax-exempt and dividend income	(2.9)	(2.9)	(2.9)
Client list adjustment	–	(1.4)	–
Stock option compensation expense	0.2	(0.6)	(0.8)
State taxes, net of federal tax benefit	(2.1)	4.4	3.9
Other	1.7	2.5	2.5
Total income taxes	$ 72.7	$ 93.0	$ 77.9
Current income taxes:			
Federal taxes	$ 99.5	$ 80.4	$ 63.7
State taxes	5.4	6.8	5.3
Foreign taxes	0.3	(0.1)	0.4
Total current income taxes	$105.2	$ 87.1	$ 69.4
Deferred income taxes:			
Federal taxes	$ (23.8)	$ 4.2	$ 7.8
State taxes	(8.7)	1.7	0.7
Total deferred income taxes	$ (32.5)	$ 5.9	$ 8.5
Total income taxes	$ 72.7	$ 93.0	$ 77.9

The amounts recorded in our Consolidated Statements of Changes in Stockholders' Equity for common stock issued under stock-based compensation plans includes tax benefits of $4.5 million, $1.1 million, and $0.9 million, respectively, for 2006, 2005, and 2004. We record these amounts as a direct credit to stockholders' equity.

In 2006 we reduced the carrying value of affiliate money manager Roxbury Capital Management (RCM) after determining that our investment in the firm was other than temporarily impaired. This impairment write-down generated a tax benefit of approximately $30.6 million for the subsidiary in which we hold our investment in RCM. For more information about RCM and the impairment write-down, please read Note 4, "Affiliates and acquisitions," which begins on page 75 of this report, and to Note 10, "Goodwill and other intangible assets," which begins on page 81 of this report.

Significant components of deferred tax liabilities and assets

For the year ended December 31 (in millions)	2006	2005
Deferred tax liabilities:		
Tax depreciation	$ 2.2	$ 3.4
Automobile and equipment leases	1.2	1.3
Partnerships	41.0	34.2
Pension and Supplemental Executive Retirement Plan	10.9	12.5
Client list	1.3	2.0
Accretion of discount	1.6	1.2
Amortization expense	2.0	1.0
Other	3.1	2.3
Total deferred tax liabilities	$ 63.3	$57.9
Deferred tax assets:		
Loan loss provision	$ 32.6	$32.2
Vacation reserve	0.9	0.9
State taxes	1.5	0.9
Other postemployment benefits obligation	13.8	9.8
Unearned fees	15.4	13.7
Market valuation on investment securities	9.9	13.2
Additional minimum pension liability	15.1	0.4
Interest on nonaccruing loans	3.7	3.0
Impairment of goodwill	30.6	–
OCI – floors	1.4	–
Gain on sale of securities	0.8	0.6
Stock option compensation expense	5.4	4.7
Other	3.0	0.8
Total deferred tax assets	$134.1	$80.2
Net deferred tax assets	$ 70.8	$22.3

We recognized no valuation allowance for the deferred tax assets at December 31, 2006 and 2005. We believe it is more likely than not that we will realize the deferred tax assets. We have increased the balance for the deferred tax assets on January 1, 2005, by $4.7 million to reflect the cumulative effect of utilizing the modified retrospective method in the adoption of SFAS No. 123R. For our non-U.S. subsidiaries, we have not provided for U.S. deferred income taxes or foreign withholding taxes on undistributed earnings of $1.8 million, since we intend to reinvest these earnings indefinitely. It is not practical to estimate the amount of additional taxes that we might owe on these undistributed earnings. At December 31, 2006, we had $291.4 million in goodwill, of which $174.4 million is tax-deductible over a 15-year period.

In June 2006 FASB issued FIN 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109." FIN 48 is effective for us beginning January 1, 2007. We have not completed our final assessment, but we do not expect the adoption of FIN 48 to have a significant impact on our financial statements. For more information, please see our discussion of FIN 48 on page 75 of this report.

20. EARNINGS PER SHARE

The tables below show how we computed basic and diluted earnings per share. Our calculations excluded anti-dilutive stock options and employee stock purchase plan (ESPP) subscriptions totaling 0.5 million, 0.5 million, and 1.0 million, respectively, for 2006, 2005, and 2004.

Basic earnings per share

(In millions, except share amounts)	2006	2005	2004
Numerator:			
Net income	$143.8	$167.0	$136.9
Denominator:			
Weighted average shares	68.4	67.7	66.8
Basic earnings per share	$ 2.10	$ 2.47	$ 2.05

Diluted earnings per share

(In millions, except share amounts)	2006	2005	2004
Numerator:			
Net income	$143.8	$167.0	$136.9
Denominator:			
Weighted average shares	68.4	67.7	66.8
Effect of dilutive securities:			
Employee stock options and ESPP subscriptions	1.3	0.9	0.9
Adjusted weighted average shares and assumed conversions	69.7	68.6	67.7
Diluted earnings per share	$ 2.06	$ 2.43	$ 2.02

21. SEGMENT REPORTING

We report business segment results for four segments: one for each of our three core businesses – Regional Banking, Wealth Advisory Services (WAS), and Corporate Client Services (CCS) – and one for our affiliate money managers, Cramer Rosenthal McGlynn (CRM) and Roxbury Capital Management (RCM). For more information about our three core businesses, please read Note 1, "Nature of business," which begins on page 70 of this report. For more information about CRM, RCM, and our ownership interests in them, please read Note 4, "Affiliates and acquisitions," which begins on page 75 of this report.

The Wealth Advisory Services segment includes the results of Grant Tani Barash & Altman, which we acquired in 2004. The Corporate Client Services segment includes the results of Charleston Captive Management, which we acquired in 2005; PwC Corporate Services (Cayman) Limited, which we acquired in 2006; and Wilmington Trust Conduit Services, which we formed in 2006. The Affiliate Money Managers segment comprises the combined contributions of CRM and RCM. The $72.3 million impairment write-down recorded during 2006 for RCM is included in the noninterest expense reported for this segment. Except for the impairment expense, the contributions recorded from CRM and RCM are net of expenses and based on our partial ownership interests in each firm.

Our business segment accounting policies are the same as those described in Note 2, "Summary of significant accounting policies," which begins on page 71 of this report. We use a funds transfer pricing methodology to credit and charge segments for funds provided and funds used. We use activity-based costing principles to assign corporate overhead expenses to each segment. We generally record sales and transfers among segments as if the sales or transfers were to third parties (e.g., at current market prices). We report profit or loss from infrequent events, such as the sale of a business, separately for each segment. We base our evaluation of each segment's performance on profit or loss from operations before income taxes, without including nonrecurring gains or losses. Our business segment disclosures mirror the internal profitability reports we produce and review each quarter.

Segment reporting

For the year ended December 31, 2006 (in millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate Money Managers	Totals
Net interest income	$ 334.9	$ 25.7	$ 15.0	$ (12.5)	$ 363.1
Provision for loan losses	(20.5)	(0.8)	–	–	(21.3)
Net interest income after provision	314.4	24.9	15.0	(12.5)	341.8
Advisory fees:					
Wealth Advisory Services	2.1	179.7	10.2	–	192.0
Corporate Client Services	1.1	–	84.5	–	85.6
Affiliate managers	–	–	–	20.5	20.5
Advisory fees	3.2	179.7	94.7	20.5	298.1
Amortization of other intangibles	–	(2.8)	(0.5)	(0.9)	(4.2)
Advisory fees after amortization of other intangibles	3.2	176.9	94.2	19.6	293.9
Other noninterest income	48.6	2.3	1.1	–	52.0
Securities gains/(losses)	0.2	–	–	–	0.2
Net interest and noninterest income	366.4	204.1	110.3	7.1	687.9
Noninterest expense	(158.5)	(159.3)	(81.4)	(72.4)[1]	(471.6)
Segment profit before income taxes	207.9	44.8	28.9	(65.3)	216.3
Applicable income taxes and minority interest	73.0	15.4	10.1	(26.0)	72.5
Segment net income	$ 134.9	$ 29.4	$ 18.8	$ (39.3)	$ 143.8
Depreciation and amortization	$ 12.8	$ 8.6	$ 5.2	$ 0.9	$ 27.5
Investment in equity method investees	$ –	$ –	$ –	$198.9	$ 198.9
Segment average assets	$8,650.3	$1,383.0	$214.8	$247.0	$10,495.1
Efficiency ratio	40.57%	77.63%	73.67%	–%	66.10%

[1] *Includes non-cash impairment write-down.*

For the year ended December 31, 2005 (in millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate Money Managers	Totals
Net interest income	$ 303.1	$ 24.1	$ 11.4	$ (9.7)	$ 328.9
Provision for loan losses	(11.2)	(0.6)	–	–	(11.8)
Net interest income after provision	291.9	23.5	11.4	(9.7)	317.1
Advisory fees:					
Wealth Advisory Services	1.6	161.9	8.6	–	172.1
Corporate Client Services	0.9	–	75.4	–	76.3
Affiliate managers	–	–	–	17.5	17.5
Advisory fees	2.5	161.9	84.0	17.5	265.9
Amortization of other intangibles	–	(2.9)	(0.5)	(0.6)	(4.0)
Advisory fees after amortization of other intangibles	2.5	159.0	83.5	16.9	261.9
Other noninterest income	47.8	1.8	1.0	–	50.6
Securities gains/(losses)	0.8	–	–	–	0.8
Net interest and noninterest income	343.0	184.3	95.9	7.2	630.4
Noninterest expense	(152.2)	(144.4)	(73.5)	–	(370.1)
Segment profit before income taxes	190.8	39.9	22.4	7.2	260.3
Applicable income taxes and minority interest	67.3	13.5	8.1	4.4	93.3
Segment net income	$ 123.5	$ 26.4	$ 14.3	$ 2.8	$ 167.0
Depreciation and amortization	$ 14.1	$ 8.5	$ 5.1	$ 0.7	$ 28.4
Investment in equity method investees	$ –	$ –	$ –	$260.8	$ 260.8
Segment average assets	$8,013.5	$1,335.0	$196.1	$258.4	$9,803.0
Efficiency ratio	42.56%	77.97%	76.48%	–%	57.28%

(CONTINUED)

For the year ended December 31, 2004 (in millions)	Regional Banking	Wealth Advisory Services	Corporate Client Services	Affiliate Money Managers	Totals
Net interest income	$ 266.9	$ 23.3	$ 10.0	$ (5.8)	$ 294.4
Provision for loan losses	(15.5)	(0.1)	–	–	(15.6)
Net interest income after provision	251.4	23.2	10.0	(5.8)	278.8
Advisory fees:					
Wealth Advisory Services	1.8	144.5	9.3	–	155.6
Corporate Client Services	1.0	–	70.6	–	71.6
Affiliate managers	–	–	–	12.5	12.5
Advisory fees	2.8	144.5	79.9	12.5	239.7
Amortization of other intangibles	–	(1.4)	(0.5)	(0.6)	(2.5)
Advisory fees after amortization of other intangibles	2.8	143.1	79.4	11.9	237.2
Other noninterest income	47.2	1.5	1.3	–	50.0
Securities gains/(losses)	(0.5)	–	–	–	(0.5)
Net interest and noninterest income	300.9	167.8	90.7	6.1	565.5
Noninterest expense	(143.8)	(138.3)	(67.7)	–	(349.8)
Segment profit before income taxes	157.1	29.5	23.0	6.1	215.7
Applicable income taxes and minority interest	54.8	11.8	8.9	3.3	78.8
Segment net income	$ 102.3	$ 17.7	$ 14.1	$ 2.8	$ 136.9
Depreciation and amortization	$ 21.1	$ 8.2	$ 5.7	$ 0.6	$ 35.6
Investment in equity method investees	$ –	$ –	$ –	$262.0	$ 262.0
Segment average assets	$7,469.8	$1,206.3	$201.3	$250.4	$9,127.8
Efficiency ratio	44.88%	82.22%	74.40%	–%	59.72%

22. WILMINGTON TRUST CORPORATION (CORPORATION ONLY)

The following tables present condensed financial information for our parent company, Wilmington Trust Corporation. We use the equity method of accounting to record investments in our wholly owned subsidiaries.

Statements of Condition

For the year ended December 31 (in millions)	2006	2005
Assets:		
Cash and due from banks	$ 36.2	$ 49.0
Investment in subsidiaries	1,232.6	1,162.9
Investment securities available for sale	84.5	94.5
Advance to subsidiaries	80.4	77.8
Income taxes receivable	5.4	5.3
Other assets	1.7	(1.8)
Total assets	$1,440.8	$1,387.7
Liabilities and stockholders' equity:		
Liabilities	$ 6.0	$ 5.1
Line of credit	15.0	–
Long-term debt	360.5	364.9
Stockholders' equity	1,059.3	1,017.7
Total liabilities and stockholders' equity	$1,440.8	$1,387.7

Statements of Income

For the year ended December 31 (in millions)	2006	2005	2004
Income:			
Dividend from subsidiaries	$ 73.2	$ 88.2	$ 88.5
Interest on advance to subsidiaries	5.3	3.8	2.7
Interest	3.3	3.9	4.9
Securities gains	0.1	–	–
Total income	$ 81.9	$ 95.9	$ 96.1
Expense:			
Interest on other borrowings	$ 0.5	$ –	$ –
Interest on long-term debt	24.0	18.6	11.4
Salaries, incentives, and bonuses	0.5	6.6	5.8
Other noninterest expense	2.4	2.2	1.6
Total expense	$ 27.4	$ 27.4	$ 18.8
Income before income tax benefit and equity in undistributed income of subsidiaries	$ 54.5	$ 68.5	$ 77.3
Income tax benefit	(5.8)	(5.2)	(2.7)
Equity in undistributed income of subsidiaries	83.5	93.3	56.9
Net income	$143.8	$167.0	$136.9

Statements of Cash Flows

For the year ended December 31 (in millions)	2006	2005	2004
OPERATING ACTIVITIES			
Net income	$143.8	$167.0	$136.9
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed income of subsidiaries	(83.5)	(93.3)	(56.9)
Amortization of investment securities available for sale premiums	0.3	0.5	0.7
Securities gains	(0.1)	–	–
Stock-based compensation expense	0.5	6.6	5.8
Income tax benefit realized on employee exercise of stock options	–	(1.1)	(0.9)
(Increase)/decrease in other assets	4.9	0.6	0.4
Increase in other liabilities	0.4	1.8	0.7
Net cash provided by operating activities	66.3	82.1	86.7
INVESTING ACTIVITIES			
Proceeds from sales of investment securities available for sale	7.2	–	–
Proceeds from maturities of investment securities available for sale	11.0	17.8	83.2
Purchases of investment securities available for sale	(7.4)	(4.7)	(21.1)
Capital contribution to subsidiaries	(6.8)	(11.9)	(7.4)
Advance to subsidiary	(15.9)	–	(10.9)
Repayment of advance to subsidiary	13.3	15.1	14.8
Swap termination	(12.7)	–	–
Purchase of subsidiaries	–	–	(52.8)
Net cash provided by investing activities	(11.3)	16.3	5.8
FINANCING ACTIVITIES			
Cash dividends	(85.1)	(80.2)	(75.0)
Net increase/(decrease) in line of credit	15.0	–	(8.0)
Proceeds from common stock issued under employment benefit plans	31.4	14.8	14.5
Income tax benefit realized on employee exercise of stock options	–	1.1	0.9
Payments for common stock acquired through buybacks	(29.1)	(1.9)	(19.9)
Net cash used for financing activities	(67.8)	(66.2)	(87.5)
(Decrease)/increase in cash and cash equivalents	(12.8)	32.2	5.0
Cash and cash equivalents at beginning of year	49.0	16.8	11.8
Cash and cash equivalents at end of year	$ 36.2	$ 49.0	$ 16.8

MANAGEMENT'S DISCUSSION OF FINANCIAL RESPONSIBILITY

To our shareholders:

The actions of Wilmington Trust management and staff members are governed by our Code of Conduct and Ethics. This Code reinforces our commitment to conduct business with integrity, within both the letter and the spirit of the law. We believe that only the highest standards of business and ethical conduct are appropriate, and we take responsibility for the quality and accuracy of our financial reporting. We do this by:

MAINTAINING A STRONG INTERNAL CONTROL ENVIRONMENT.
Our system of internal control includes written policies and procedures, segregation of duties, and care in the selection, management, and development of our staff members. It is designed to provide reasonable assurance that transactions are executed as authorized; that transactions are recorded accurately; that assets are safeguarded; and that accounting records are sufficiently reliable to permit the preparation of financial statements that conform in all material respects with U.S. generally accepted accounting principles (GAAP).

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in reports under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the specified time periods. We monitor our system of internal control through self-assessments and an ongoing program of internal audits. We revise the system when warranted by changes in circumstances or requirements.

ENGAGING STRONG AND EFFECTIVE CORPORATE GOVERNANCE.
We have maintained governance policies and practices for many years. We have an active, capable, and diligent Board of Directors, and we welcome the Board's oversight. All of our directors, except the two management representatives, meet the required standards for independence.

We review our critical accounting policies, financial reporting, and internal control matters with our Audit Committee, which is composed exclusively of independent directors who possess the financial knowledge and experience to provide appropriate oversight. The Audit Committee is responsible for appointing an independent registered public accounting firm to audit our financial statements in accordance with GAAP. Our Audit Committee members communicate directly with our internal auditor and our independent registered public accounting firm, KPMG LLP. KPMG's report is on page 103 of this report.

PRESENTING FINANCIAL RESULTS THAT ARE COMPLETE, TRANSPARENT, AND UNDERSTANDABLE.
As management, we are responsible for the financial statements and financial information that is included in this report. This includes making sure that our financial statements are prepared in accordance with GAAP. Where necessary, amounts recorded reflect our best judgment. We have provided certifications regarding the quality of our public disclosures in all periodic reports filed with the Securities and Exchange Commission as required. In addition, the New York Stock Exchange (NYSE) requires us to certify annually that we are in compliance with the NYSE's Corporate Governance Listing Standards. We made an unqualified certification regarding our compliance with these standards on May 2, 2006. Our next NYSE certification is due in May 2007.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

We are responsible for establishing and maintaining adequate internal control over our financial reporting. To assess the effectiveness of that control, we use criteria established in *Internal Control – Integrated Framework* issued by the Committee on Sponsoring Organizations of the Treadway Commission. As of December 31, 2006, we concluded that our internal control over financial reporting is effective. KPMG has issued an attestation report on our assessment of our internal control over financial reporting, which appears on page 104 of this report.



Ted T. Cecala
Chairman and
Chief Executive Officer



Robert V.A. Harra Jr.
President and
Chief Operating Officer



David R. Gibson
Chief Financial Officer and
Executive Vice President, Finance

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Wilmington Trust Corporation:

We have audited the accompanying consolidated statements of condition of Wilmington Trust Corporation and subsidiaries (the Corporation) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wilmington Trust Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

As more fully discussed in note 2 to the consolidated financial statements, the Corporation adopted Statement of Financial Accounting Standards No. 123 (revised), "Share-Based Payment," effective January 1, 2006, and Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans," effective December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal controls over financial reporting.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors
of Wilmington Trust Corporation:

We have audited management's assessment, included in the accompanying *Management's Report on Internal Control Over Financial Reporting*, that Wilmington Trust Corporation and subsidiaries (the Corporation) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Corporation's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Corporation's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Corporation maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of Treadway Commission. Also in our opinion, the Corporation maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Corporation as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated February 28, 2007, expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Philadelphia, Pennsylvania
February 28, 2007

BOARD OF DIRECTORS

CAROLYN S. BURGER[2,3*]
Former President and Chief Executive Officer, Bell Atlantic – Delaware, Inc; Former Principal, CB Associates, Inc.

TED T. CECALA
Chairman of the Board and Chief Executive Officer, Wilmington Trust Corporation; Member, Board of Managers, Cramer Rosenthal McGlynn, LLC, and Roxbury Capital Management, LLC

CHARLES S. CROMPTON JR., ESQUIRE[1]
Of Counsel, Law Firm of Potter, Anderson and Corroon, LLP

THOMAS L. du PONT
Chairman and Publisher, duPont Publishing, Inc.

R. KEITH ELLIOTT[1*]
Retired Director, Chairman, and CEO, Hercules Incorporated; Lead Director, Checkpoint Systems, Inc.; Director, QSGI, Inc.; and Trustee of the Institute for Defense Analyses

DONALD E. FOLEY
Senior Vice President, Treasurer, and Director of Taxes, ITT Corporation

ROBERT V.A. HARRA JR.
President and Chief Operating Officer, Wilmington Trust Corporation

GAILEN KRUG[1,2]
Chief Investment Officer and Vice President, Waycrosse, Inc.

REX L. MEARS[1,2]
President, Ray S. Mears and Sons, Inc.

STACEY J. MOBLEY[3]
Senior Vice President, General Counsel, and Chief Administrative Officer, E. I. du Pont de Nemours and Company

DR. DAVID P. ROSELLE[2*,3]
President, University of Delaware

H. RODNEY SHARP III[2,3]
Retired Manager, E. I. du Pont de Nemours and Company

ROBERT W. TUNNELL JR.[1]
Managing Partner, Tunnell Companies, L.P.

SUSAN D. WHITING[3]
Executive Vice President of the Nielsen Company and Chairman, Nielsen Media Research

Standing Committees of the Board

1 Audit Committee
2 Compensation Committee
3 Nominating and Corporate Governance Committee
** Denotes committee chair*

WILMINGTON TRUST PRINCIPAL OFFICERS

TED T. CECALA
Chairman of the Board and Chief Executive Officer

ROBERT V.A. HARRA JR.
President and Chief Operating Officer

WILLIAM J. FARRELL II
Executive Vice President, Corporate Client Services

DAVID R. GIBSON
Chief Financial Officer and Executive Vice President, Finance

RODNEY P. WOOD
Executive Vice President, Wealth Advisory Services

MICHAEL A. DiGREGORIO
Senior Vice President, Secretary, and Chief Counsel

KEVYN N. RAKOWSKI
Senior Vice President and Controller

RONALD K. PENDLETON
Senior Vice President and Auditor

REGIONAL PRESIDENTS

PHILIP P. CAVE
Georgia

MARK A. GRAHAM
Pennsylvania

PETER E. "TONY" GUERNSEY JR.
Northeastern United States

GREGORY F. SANFORD
Western United States

J. CHRISTOPHE SCHROEDER
Europe

KEMP C. STICKNEY
Florida

STOCKHOLDER INFORMATION

STOCK MARKET LISTING

Stock trading symbol: WL
Stock exchange listing: New York Stock Exchange (NYSE)

Our common stock has been traded on the NYSE since January 12, 1999. Before then, our common stock was traded on the NASDAQ Stock Market® under the symbol WILM.

STOCK PRICE PERFORMANCE

The graph below compares the cumulative total stockholder return (including price appreciation and dividend reinvestments) on our stock, all companies in the Standard & Poor's 500 Index, and companies in the Keefe, Bruyette & Woods 50 Bank Index over the past five years, assuming an initial investment of $100 at the close of business on December 31, 2001. The KBW 50 Bank Index includes all money center banks and most major regional banks, weighted by market capitalization. We consider it to be a proxy for the stock price performance of large banks throughout the United States.

STOCKHOLDER RETURN
As of December 31



200
150
100
50
'01
'02
'03
'04
'05
'06

WL
S&P Index
KBW 50 Bank Index

Source: KBW Research, SNL DataSource, FactSet Research

Cumulative total stockholder return

As of December 31	2001	2002	2003	2004	2005	2006
WL	$100.0	$103.4	$121.6	$125.9	$139.9	$156.1
S&P 500 Index	$100.0	$ 78.0	$100.3	$111.1	$116.6	$135.0
KBW 50 Bank Index	$100.0	$ 93.0	$124.6	$137.1	$138.7	$165.6

Stock performance and per-share dividends paid

	2006			2005			2004		
Quarter	High	Low	Dividend	High	Low	Dividend	High	Low	Dividend
First	$44.80	$38.54	$0.300	$36.26	$33.40	$0.285	$38.80	$35.42	$0.270
Second	45.21	40.22	0.315	36.49	33.01	0.300	38.26	34.21	0.285
Third	45.61	40.52	0.315	39.36	35.35	0.300	37.54	34.31	0.285
Fourth	45.33	40.54	0.315	40.96	34.65	0.300	35.69	33.64	0.285
Total	$45.61	$38.54	$1.245	$40.96	$33.01	$1.185	$38.80	$33.64	$1.125
Dividend payout ratio	–	–	59.18%	–	–	48.02%	–	–	54.78%
Dividend payout ratio excluding impairment write-down	–	–	45.88%						

Per-share price and book value

	2006		2005		2004	
At quarter end	Closing price	Book value	Closing price	Book value	Closing price	Book value
First	$43.35	$15.30	$35.10	$13.56	$37.37	$12.64
Second	$42.18	$15.54	$36.01	$14.08	$37.22	$12.51
Third	$44.55	$15.55	$36.45	$14.04	$36.21	$13.28
Fourth	$42.17	$15.47	$38.91	$14.99	$36.15	$13.49

Statistical information

At December 31	2006	2005	2004
Shareholders of record (approximate)	7,962	8,180	8,499
Diluted shares outstanding (average)	69,707,318	68,570,161	67,749,242
Diluted shares outstanding (period end)	68,459,514	67,903,279	67,405,422
Market capitalization	$2.89 billion	$2.64 billion	$2.44 billion

ABOUT OUR DIVIDEND

We generally declare dividends in the first month of each quarter to stockholders of record as of the first business day in February, May, August, and November. Dividend payment dates usually occur 10 business days after the record date.

We have paid cash dividends on our common stock since 1908; paid quarterly dividends every year since 1916; and raised the cash dividend every year since 1982; 2006 marked our 25th consecutive year of dividend increases. According to Mergent, Inc.'s *Dividend Achievers* (winter 2006 edition), only 113 of the more than 10,000 dividend-paying companies that trade on North American exchanges have raised their dividends for 25 or more consecutive years.

ANNUAL MEETING

Our annual meeting of stockholders will be held on Thursday, April 19, 2007, at 10:00 a.m. (Eastern) at the Wilmington Trust Plaza, 301 West 11th Street (between Washington and West Streets), in downtown Wilmington, Delaware.

INQUIRIES REGARDING STOCK HOLDINGS

Registered shareholders (owners who hold shares in their name) should direct communications about stockholder records, statements, dividend payments, stock transfers, address changes, lost certificates, duplicate mailings, direct deposit of cash dividend payments, and other administrative services to our stock transfer agent, dividend reinvestment and disbursing agent, and registrar of stock:

Wells Fargo Bank, N.A.
Telephone: 800.999.9867
www.wellsfargo.com/com/shareowner_services

Mailing Address
Wells Fargo
Shareowner Services
P.O. Box 64854
St. Paul, MN 55164

Street Address
Wells Fargo
Shareowner Services
161 North Concord Exchange
South St. Paul, MN 55075

Beneficial shareholders (owners who hold shares in the name of a broker or brokerage house) should direct communications on all administrative matters to the broker.

DIVIDEND REINVESTMENT AND VOLUNTARY STOCK PURCHASE PLAN

Stockholders may purchase additional shares of our common stock by having their regular quarterly cash dividends automatically reinvested, and/or by making voluntary cash payments. We pay all commissions and fees connected with the purchase and safekeeping of shares acquired under this plan. For details of the plan, please contact the stock transfer agent. We do not offer a direct stock purchase plan.

ADDITIONAL INFORMATION

Our *2006 Annual Report on Form 10-K* was filed separately with the Securities and Exchange Commission (SEC). That document, quarterly earnings releases, other reports filed with the SEC, corporate news, and other company information are available at wilmingtontrust.com, or by contacting Investor Relations at 302.651.8527 or IR@wilmingtontrust.com.

SEC CERTIFICATIONS

Certifications by the chairman and chief executive officer and the chief financial officer, as required under Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, were filed as exhibits to the *2006 Annual Report on Form 10-K* and to the quarterly reports on Form 10-Q we filed with the SEC in 2006.

NYSE CERTIFICATIONS

The chairman and chief executive officer made an unqualified certification to the NYSE regarding our compliance with the NYSE Corporate Governance Listing Standards on May 2, 2006. Our next NYSE certification is due in May 2007.

HOW TO CONTACT US

Investors should direct inquiries to:

IR@wilmingtontrust.com
Ellen J. Roberts
Vice President,
Investor Relations
302.651.8069

Members of the news media should direct inquiries to:

media@wilmingtontrust.com
J. William Benintende
Vice President,
Public Relations
302.651.8268

To comment on Wilmington Trust's accounting, internal accounting controls, auditing matters, or other concerns to the Board of Directors or the Audit Committee, or to report ethical violations or other incidents of misconduct to an independent third party, contact Ethicspoint® at 866.ETHICSP (866.384.4277) or ethicspoint.com.

CORPORATE HEADQUARTERS

Wilmington Trust Corporation
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
302.651.1000

www.wilmingtontrust.com

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
1601 Market Street
Philadelphia, PA 19103
267.256.7000

©2007 Wilmington Trust Corporation. Affiliates in California, Delaware, Florida, Georgia, Maryland, Nevada, New Jersey, New York, and Pennsylvania. Members FDIC. Other affiliates in Connecticut, South Carolina, Vermont, London, Dublin, Frankfurt, Cayman Islands, and Channel Islands.

CORPORATE HEADQUARTERS
Rodney Square North
1100 North Market Street
Wilmington, DE 19890-0001
302.651.1000

www.wilmingtontrust.com

CALIFORNIA
BEVERLY HILLS
310.288.6200
COSTA MESA
714.384.4150
LOS ANGELES
310.300.3050

CONNECTICUT
STAMFORD
203.564.1511

DELAWARE
47 branch offices
302.651.1000

FLORIDA
NORTH PALM BEACH
561.630.1477
PALM BEACH
561.514.6730
STUART
772.286.3686
VERO BEACH
772.234.1700

GEORGIA
ATLANTA
404.760.2100

MARYLAND
BALTIMORE
410.468.4325
BEL AIR
443.512.8819

NEVADA
LAS VEGAS
702.866.2200

NEW JERSEY
MT. LAUREL
856.642.4058
PRINCETON
609.395.9037

NEW YORK
MANHATTAN
212.751.9500

PENNSYLVANIA
DOYLESTOWN
267.880.7000
LEHIGH VALLEY
610.814.2140
PHILADELPHIA
215.419.6570
VILLANOVA
610.520.1430
WEST CHESTER
610.430.2202

SOUTH CAROLINA
CHARLESTON
843.723.0418

VERMONT
BURLINGTON
802.865.4331

INTERNATIONAL
CAYMAN ISLANDS
345.946.4091
CHANNEL ISLANDS
+44.1534.740.228
DUBLIN
+353.1.612.5555
FRANKFURT
+49.69.2992.5385
LONDON
+44.20.7614.1111

END